ALQUIMIA

exeter RESOURCE CORPORATION

17 RECOVERY METHODS

17.1 Oxide Plant

The process for the recovery of gold and silver from the oxide mineralized material of the Caspiche Project has been designed for two nominal throughputs, 30 ktpd and 60 ktpd, and includes the following unit operations or facilities:

- Crushing
  - Primary classification and crushing
  - Secondary classification and crushing
  - Crushed material bin storage and transport from crusher section to a valley fill heap leach pad
- Heap leaching
  - Solution handling
- Adsorption, Desorption and Recovery (ADR), electrowinning (EW) and smelting
  - Adsorption
  - Acid wash and Desorption
  - Recovery (electrowinning and smelting)
  - Carbon reactivation.

The process route for the heap leach operation is as illustrated in Figure 17-1.


SECONDARY
CRUSHING
PRIMARY
CRUSHING
HEAP LEACH
BARREN
ILS
PLS
CARBON IN COLUMNS
ACID
WASHING
ELUTION
NaOH
HCl
NaOH
NaCN
CARBON
REGENERATION
ELECTROWINNING
SMELTING
DORE

Figure 17-1: Conceptual Process Plant Flowsheet

17.1.1 Process Design Basis and Design Criteria Summary

The key process criteria used for plant design and operating costs calculations are provided in Table 17-1.

Table 17-1: Summary of Key Process Design Criteria

Item	Unit	Value	Source
General			
Operating days	d/y	365	Defined by Alquimia
Operating hours	h/d	24	Defined by Alquimia
Daily throughput	ktpd	30 / 60	Exeter criteria
Au head grade	g/t	0.404	Obtained from analysis of Caspiche testwork (Average)
Ag head grade	g/t	1.65	Obtained from analysis of Caspiche testwork (Average)
Work index (Wi)	kWh/st	13	Obtained from analysis of Caspiche testwork
Moisture	%	3.0	Reference projects
Specific solid gravity	-	2.6	Obtained from analysis of Caspiche testwork
Utilization			
Primary crushing	%	75.0	Defined by Alquimia
Secundary crushing	%	75.0	Defined by Alquimia
Heap leaching	%	95.0	Defined by Alquimia
ADR plant	%	93.0	Defined by Alquimia
Electrowinning	%	93.0	Defined by Alquimia
Smelting	%	93.0	Defined by Alquimia
Heap leaching			
Au recovery	%	80.0	Calculated from Caspiche Testwork
Ag recovery	%	40.0	Calculated from Caspiche Testwork
ADR plant			
PLS Au concentration	mg/l	0.275	Obtained from analysis of Caspiche testwork
BLS Au concentration	mg/l	0.005	Obtained from analysis of Caspiche testwork
Au absorved	%	98.0	Industry practice standard or benchmarking
HCl concentration	%	32.0	Industry practice standard or benchmarking

17.1.2 Crushing

Mine trucks, of 136 t of capacity for 30 ktpd option and 185 t capacity for the 60 ktpd option, discharge run of mine (ROM) material into the primary crusher dump pocket. Material is fed to the primary crusher by a vibrating grizzly feeder. This grizzly scalps off undersize material of less than 150 mm, which reports directly to the primary crusher discharge conveyor. The oversize feeds the primary jaw crusher. The primary crusher product and grizzly undersize are conveyed to a double deck banana screen. Both screens' oversize material feed the secondary cone crusher, and the screen undersize, less than 51 mm, is conveyed with the secondary crusher

undersize to the heap leach load out bin where the material is transported by mine trucks to the heap leach pad. The crushing circuit flow diagram is as illustrated in Figure 17-2.


ROM MINERAL
PRIMARY CRUSHING
SECONDARY CRUSHING
TO HEAP LEACH

Figure 17-2: Crushing Flow Diagram

17.1.3 Heap Leaching

The material delivered by truck is levelled and arranged in modules of 10 m height x 90 m long and 40 m wide. The leach operation is conducted on a permanent valley fill pad. Gold and silver are recovered from the heap leach mineralization by use of a weak cyanide solution which irrigates the stacked material using drippers over a 130 day cycle. The leach process uses 2 stage leaching; fresh material is initially leached with intermediate leach solution (ILS) which contains a medium gold tenor. The fresh material is irrigated in this manner to maximize initial gold value in the pregnant solution. The ILS, once recovered from the irrigated, material reports to the pregnant leach solution (PLS) pond and from there is pumped to the carbon in column (CIC) circuit where gold is adsorbed onto activated carbon and the barren solution exiting the CIC is pumped to the barren solution tank. The barren solution is used to irrigate partially leached material and once collected from the heap leach pad it reports to the ILS pond. This circuit minimizes solution flow volumes downstream of the heap leach and also increases gold tenor in solution reporting to the CIC. The leach process flow is as illustrated in Figure 17-3.


FROM CRUSHING
CRUSHING MATERIAL
HEAP LEACH
FROM ADR PLANT
BARREN POND
EMERGENCY POND
PLS POND
TO CARBON ADSORPTION
ILS POND

Figure 17-3: Leaching Flow Diagram

Heap Leach Pad

The heap leach pad is located 1 km west of the oxide pit at an elevation of 4,250 m.a.s.l. The mineralized material will be stacked using mine trucks of 150 t capacity. A conceptual design for the pad has been developed involving the irrigating and drainage systems as well as the liner system configuration.

Irrigation System

The irrigation system designed will evenly apply cyanide solution directly on the heap leach surface, to ensure leaching throughout the heap. For design purposes, an irrigation rate of 10 $l/hr/m^2$ and 130 days irrigation cycle, 65 days with barren solution and 65 with intermediate solution, were considered.

The modules are arranged in cells of 90 m width. The length of each cell is defined by the geometry of each lift plan area, which also determines the number of modules per cell. The heap leach cell configuration is as presented in Figure 17-4.


90 m
40 m
Feeding Matrix
Feeding Sub Matrix
Drippers Line
Flushing Sub Matrix
Flushing Matrix
CELL

Figure 17-4: Cell Configuration

The irrigation system consists of several irrigation subsystems subdivided in modules of 90 m x 40 m. The main components of each module are:

- Drippers or emitters
- Dripper lines
- Feed sub matrix
- Feed pipeline or matrix
- Flushing sub matrix
- Flushing pipeline or matrix.

The spacing between the drippers and the dripper lines was calculated based on the irrigation rate set for the project and the basic criteria to ensure a uniform irrigation through the heap leach surface and depth.

For operational purposes, and based on the suppliers experience in similar projects, a square arrangement is recommended, resulting the following 0.7 m of separation between drippers and dripper lines. Figure 17-5 shows a schematic module configuration.


Ø 4" FLUSHING MATRIX
FLUSHING VALVE
40
Ø 4" FLUSHING SUBMATRIX
0.7(TYP)
EMITTERS DEVICE
(DRIPPERS)
Ø 1/2" DRIPPERS LINE
0.7(TYP)
90
Ø 3.5" FEEDING SUBMATRIX
PRESSURE REGULATING VALVE
Ø 6" FEEDING MATRIX
BUTTERFLY VALVE
FLOWMETER VALVE

Figure 17-5: Module Configuration

Drainage System

The drainage system will consist of a network of perforated HDPE pipes, running from East to West towards the telescopic longitudinal collector pipelines placed at every 90 m. The longitudinal manifolds consist of perforated HDPE pipelines, running from northeast to southwest, transporting the flow into discharge chambers. Additionally, perimeter collector pipelines will be placed at the downstream end of each cell, and will also direct the solution flow into the discharge chambers. A plan view of the drainage system is presented in Figure 17-6.

The discharge chambers will collect the solutions from each cell and at each interlift level, installed every 50 m of elevation, separately. Transport of the collected solutions to the main collection pipelines will consider intermediate chambers that will work as drop boxes. The lowest chamber will have two discharge pipelines to discharge the solution, either to the PLS or the ILS main perimeter collector pipelines, located at the southwest side of the heap leach. The general cell configuration is as per Figure 17-7.


TYPICAL CELL
DISCHARGE CHAMBER
LEGEND
TYPICAL CELL
SAFETY PERIMETER BERM
DRAINAGE PIPELINES
PERIMETER COLLECTOR PIPELINE
MAIN BASAL DRAIN
HDPE DISCHARGE CHAMBER
WATERSHED MAINSTREAM
BASE LINER SYSTEM
FLOW DIRECTION

Figure 17-6: Drainage and Collection System (Plan view)


90
CELL WIDTH TYP.
LEGEND
EXISTING GROUND SURFACE CONTOUR LEVEL (EVERY 10m)
DRAINAGE PIPELINES
TYPICAL MODULE 40x90m.
TYPICAL CELL
SAFETY PERIMETER BERM
MAIN PERIMETER COLLECTOR PIPELINES (MANIFOLD)
LONGITUDINAL COLLECTOR PIPELINE
PERIMETER COLLECTOR PIPELINE
MAIN BASAL DRAIN
HDPE DISCHARGE CHAMBER
SURFACE WATER DIVERSION DITCH (BY OTHERS)
WATERSHED MAINSTREAM
BASE LINER SYSTEM
FLOW DIRECTION
SAFETY PERIMETER BERM
DRAINAGE PIPES
TELESCOPIC LONGITUDINAL COLLECTOR PIPELINES
HDPE DISCHARGE CHAMBER Ø1,50m (TYP.)
PERIMETER COLLECTOR PIPE

Figure 17-7: Design Summary Sketch (Typical Cell – General Plant)

Longitudinal Collector Pipelines

To optimize the drainage system design, the longitudinal collector pipelines were designed by sectors, every 200 m, from the northeast to southwest side of the heap leach, resulting in a telescopic pipeline arrangement.

A summary of the results is the following:

- Sector I:
  - Nominal diameter 10" (250 mm)
  - Internal diameter 234.6 mm
- Sector II:
  - Nominal diameter 14" (355 mm)
  - Internal diameter 333.2 mm

- Sector III:
  - Nominal diameter 16" (400 mm)
  - Internal diameter 375.4 mm.

Perimeter Collector Pipelines

Based on the geometry of the heap leach, there are some drainage pipes which cannot discharge their flows into the longitudinal collector pipelines, so, a perimeter collector pipeline per cell was considered, which collect these flows and transports them towards the discharge chambers.

Discharge Pipeline

The flows discharged to the lowest discharge chamber shall be directed to the main perimeter collector pipelines for ILS and PLS, which are located to the southwest side of the heap leach.

Liner System Configuration

Base Liner System

The leach pad base liner system, as the environmental barrier between the leach operations and existing ground, consists of the following components:

- 0.80 m thick overliner, consisting of granular material which provides protection to the LLDPE geomembrane liner, and simultaneously works as bedding for the drainage pipes
- Primary barrier consisting of 2.0 mm thick LLDPE geomembrane liner
- Secondary barrier consisting of an asphalt underliner
- 0.5 m thick basal improvement.

This is presented in Figure 17-8.


MINERAL
OVERLINER e= 0.8m
DRAINAGE
PIPE
LINER LLDPE 2mm
SINGLE TEXTURED
UNDERLINER
(ASPHALT MEMBRANE)
BASAL IMPROVEMENT e= 0.5m
NATURAL GROUND

Figure 17-8: Base Liner System

Leach Pad Construction and Loading Plan

The leach pad loading plant considers that the material will be stacked from the lower to upper levels. Each platform is 10 m high and the maximum piezometric height is 100 m.

Figure 17-9 shows the construction of the leach pad at 10%, 50% and 100% fill stages. Requirement for base liner system is indicated in green. The figure also shows a section view of the leach pad arrangement.


10%
50%
100%
LEGEND
HEAP LEACH LONGITUDINAL SECTION

Figure 17-9: Leach Pad Construction – 10%, 50% and 100%

17.1.4 ADR, EW and Smelting

The adsorption plant consists of a counter current carbon in column (CIC) train of five columns. The carbon is pumped counter-current to the gold bearing solution and transferred to the elution area where gold and silver are removed from the carbon. The process flow diagram is illustrated in Figure 17-10.The barren solution is pumped from the last CIC column to the barren solution tank and conditioned with cyanide and lime prior to being reused as heap leach irrigation solution. The CIC circuit has a safety screen at the discharge end to ensure that no carbon is lost to the barren solution pond.

The loaded carbon is acid washed with weak, 3%, hydrochloric acid to remove fouling and other contaminants. This is completed in a glass fibre column. The acid wash solution is neutralized and pumped to the barren solution tank. Gold and silver are then removed or desorbed from carbon by elution, using a strong cyanide/caustic solution at temperatures of 135 – 140 °C in two carbon steel columns. The resultant gold and silver bearing solution is recirculated through two electrowinning cells in parallel where gold and silver precipitate out either as sludge at the bottom of the cell or on the cell cathodes. This doré sludge is filtered and then smelted producing a bullion doré as final product. The stripped strong cyanide/caustic solution is reused in the next elution to reduce reagents make up. As the solution becomes contaminated with other material part of it is purged into the barren solution tank and fresh water make up is added as required.

The stripped carbon generated from desorption is reactivated in a rotary kiln every four cycles and returned to the adsorption columns with additional fresh carbon make up as required.

General arrangements for the heap leach operation are illustrated in Figure 17-11 and Figure 17-12.


FROM PLS POND
CARBON
ADSORPTION
TO BARREN POND
HCl
FRESH WATER
NaOH
ACID
WASHING
FRESH WATER
NaOH
NaCN
CARBON
DESORPTION
ELECTROWINNING
FLUX
DORE
SLAG
CARBON
CARBON
REGENERATION

Figure 17-10: ADR Plant Flow Diagram


GENERAL PLAN
OFFICE
LABORATORY
WORKSHOP
WAREHOUSE
AREA
EMERGENCY POND
SUBSTATION
ILS POND
PLS POND
ADR PLANT
WASTE DUMP
OPEN PIT
LEACH PAD
TRUCK
LOADOUT BIN
SECONDARY
CRUSHING
PRIMARY
CRUSHING
TRUCK
DUMP POCKET
FUEL STATION
AREA
TRUCKSHOP
AREA
DIVERSION
CHANNEL
E287-1300-PL-GA-001

Figure 17-11: Conceptual General Arrangement


TRUCK LOADOUT BIN
CONE CRUSHER
JAW CRUSHER
BELT CV-001
FEEDER
GROUND
LIME BIN
BANANA SCREEN 8' X 20'
W.P.
STATIC GRIZZLY
GRIZZLY FEEDERS 8' X 20'
JAW CRUSHER 200 HP
SACRIFICIAL BELT
MOBILE BREAKER ROCK
CONE CRUSHER
GRAPHIC SCALE

Figure 17-12: Conceptual General Arrangement – Process Plant

Table 17-2 shows the main equipment required for 30 ktpd and 60 ktpd heap leach options.

Table 17-2: Oxide Process Plant Main Equipment

Equipment	30 ktpd		60 ktpd	
	Qty	Characteristics	Qty	Characteristics
Primary Crushing				
Grizzly feeder	1	6' x 20', 121 hp	1	10' x 20', 121 hp
Jaw crusher	1	44" X 34", 200 hp	1	55" X 43", 300 hp
Secondary Crushing				
Secondary screen	1	Banana, DD 6' x 20'	1	Banana, DD 14' x 20'
Cone crusher	1	HP800, 800 hp	1	MP1000, 1,000 hp
Heap leaching				
Barren pond	1	V = 17,400 m^3	1	V = 33,900 m^3
ILS pond	1	V = 15,800 m^3	1	V = 30,800 m^3
PLS pond	1	V = 15,800 m^3	1	V = 30,800 m^3
Emergency pond	1	V = 31,600 m^3	1	V = 61,600 m^3
ADR plant / Smelting				
Adsorption column	5	1 train, Cap = 1,195 m^3/h	10	2 trains, Cap = 2,330 m^3/h
Acid wash column	1	Cap = 10 m^3	1	Cap = 10 m^3
Barren solution tank	1	V = 160 m^3	1	V = 310 m^3
Elution column	1	Cap = 10 m^3	1	Cap = 10 m^3
Electrowinning cells	2	Cap = 20 m^3/h	4	Cap = 40 m^3/h
Smelting	1	Induction furnace (26 kg/d)	1	Induction furnace (52 kg/d)

17.2 Sulphide Plant

The concentrator process for treatment of the sulphide mineralised material of the Caspiche project has been designed for two nominal throughputs, 27 ktpd and 12 ktpd, considering an average head grade of 0.45% Cu and 1.3 g/t Au.

The process features the following unit operations or facilities:

- Crushing
  - Primary crushing and coarse stock pile
- Grinding
  - SAG mill grinding
- Flotation
  - Rougher flotation

- Regrinding
- 1st cleaner flotation
- 2nd cleaner flotation
- 3rd cleaner flotation
- Cleaner / scavenger flotation

- Concentrate handling
  - Cu-Au concentrate thickening
  - Cu-Au concentrate filtering
- Concentrate treatment
- Roasting plant – Only for 27 ktpd options
- Tailings handling
  - Tailings thickening
  - Tailings filtering – Only for underground mining
  - Backfill preparation – Only for underground mining
  - Tailings Disposal
    - Filtered: Underground mining
    - Thickened: Open pit mining
- Gold recovery plant
  - Pyrite concentrate thickening
  - CIL circuit
  - Cold desorption, acid washing and hot desorption
  - Electrowinning
  - Smelting

- SART
- Carbon reactivation
- CIL tail thickening
- CIL tail filtering
- INCO.

Figure 17-13 illustrates the general process diagram.

Due to the characteristics of the deposit mineralization, the Caspiche process incorporates a number of considerations to maximize production and to ensure a saleable product, such as:

- Treatment of the copper concentrates to eliminate arsenic through a reduced atmosphere roasting process
- Leaching of the cleaner flotation tails to recover additional gold
- Use of a SART plant to recover copper contained in the gold rich leachate and to recycle cyanide.


ROM
CRUSHING IN MINE
CRUSHING
STOCKPILE
GRINDING
ROUGHER FLOTATION
RECLAIM WATER
TAILINGS THICKENING
RECLAIM WATER
TAILINGS FILTERING
TAILINGS DISPOSAL
BACKFILL PREPARATION
MINE BACKFILL
REGRINDING
1st CLEANER FLOTATION
SCAVENGER FLOTATION
GOLD PLANT
DORE METAL
2nd CLEANER FLOTATION
3rd CLEANER FLOTATION
RECLAIM WATER
Cu-Au CONCENTRATE THICKENING
RECLAIM WATER
Cu-Au CONCENTRATE FILTERING
ROASTING PLANT
CALCINE
SOLIDS TO DISPOSAL

Figure 17-13: Conceptual Process Plant Simplified Sketch

17.2.1 Process Design Basis and Design Criteria Summary

The key process criteria used for the plant design and operating costs calculations are provided in Table 17-3.

Table 17-3: Summary of Key Process Design Criteria

Item	Unit	Value	Source
General			
Operating days	d/y	365	Defined by Alquimia
Operating hours	h/d	24	Defined by Alquimia
Daily throughput	ktpd	12 / 27	Exeter criteria
Au head grade	g/t	1.3	Defined by NCL Ingeniería y Construcción from mine plan
Cu head grade	%	0.45	Defined by NCL Ingeniería y Construcción from mine plan
Work index (Wi)	kWh/st	15.0	Defined by Alquimia from testwork
Moisture	%	3.0	Defined by Alquimia
Specific solid gravity	-	2.56	Obtained from metallurgical tests
Utilizations			
Primary crushing (Phase I)	%	75	Defined by Alquimia
Primary crushing (Phase II)	%	75	Defined by Alquimia
Grinding plant	%	92	Defined by Alquimia
Cu - Au flotation plant	%	92	Defined by Alquimia
Thickening	%	98	Defined by Alquimia
Filtering	%	85	Defined by Alquimia
Pyrite treatment plant	%	92	Defined by Alquimia
Roasting	%	90	Defined by Alquimia
Process Plant			
Cu Recovery	%	92.7	Calculated
Au Recovery	%	78.2	Calculated
Flotation Circuit (Global)			
Cu Recovery	%	91.7	Calculated
Au Recovery	%	72.9	Calculated
Cu concentrate grade (3rd clean)	%	26.0	Obtained from metallurgical tests
Au concentrate grade (3rd clean)	g/t	61.1	Calculated
Rougher flotation			
Cu recovery	%	94.0	Calculated
Au recovery	%	81.0	Calculated
Cu concentrate grade	%	4.5	Obtained from metallurgical tests
First cleaner flotation			
Cu recovery	%	90.0	Defined by Alquimia
Cu concentrate grade	%	12.0	Obtained from industry practice standard or benchmarking
Second cleaner flotation			
Cu recovery	%	78.0	Defined by Alquimia
Cu concentrate grade	%	20.0	Obtained from industry practice standard or benchmarking

Third cleaner flotation			
Cu recovery	%	70.0	Defined by Alquimia
Cu concentrate grade	%	26.0	Obtained from industry practice standard or benchmarking
Cleaner scavenger flotation			
Cu recovery	%	83.6	Defined by Alquimia
Cu concentrate grade	%	4.5	Obtained from industry practice standard or benchmarking
Gold Plant (CIL + SART)			
Au recovery	%	49.0	Calculated
Cu recovery	%	61.7	Calculated
Electrowinning			
Au recovery	%	98.0	Obtained from industry practice standard or benchmarking
Cu recovery	%	2.0	Obtained from industry practice standard or benchmarking
Sart			
Cu recovery	%	98.0	Obtained from metallurgical tests
NaCN recovery	%	91.0	Obtained from metallurgical tests

Primary Crushing

The mineralized material from the underground mine is rehandled at the mine portal and is transported from the portal to the primary crushing facility at the process plant by 150 t capacity mine trucks for the first three years. It is then discharged into the crusher dump pocket which feeds a jaw crusher. From year four to end of mine life, an in-mine sizer will partially crush mine feed which is then conveyed to the primary crusher by a conveyor running through 4,150 m long tunnel and then an overland conveyor which feeds the primary crusher in the plant area. This is illustrated in Figure 17-14. In the case of the open pit options, mineralized material is transported to the primary crusher by mine trucks.

The crusher discharges onto an apron feeder and the crushed material is then conveyed to the coarse material stockpile.


ROM MATERIAL
PRIMARY CRUSHING
SECONDARY CRUSHING
TO HEAP LEACH

Figure 17-14: Primary Crushing Flow Diagram

Grinding

Metallurgical tests indicate a low to medium rock hardness for grinding purposes. According to these and other flotation tests, the grinding circuit is designed to deliver a P_{80} of 130 µm. A single SAG mill, SAC circuit, has been selected with a short trommel and a pebble screen at the discharge of the SAG mill.

The grinding circuit includes the coarse stockpile to the overflow of the cyclone cluster. The SAG mill is fed by a conveyor belt from the coarse material stockpile. The SAG mill discharge slurry passes through a vibrating double deck screen with a minimum aperture of 13 mm to remove pebbles. The screen undersize flows into a header tank which supplies the cyclone feed pump. The cyclone cluster overflow feeds the flotation circuit and the underflow returns to the SAG mill.

The vibrating screen pebbles oversize is conveyed to the pebble crusher plant and the crusher product then returned to the SAG mill. The pebble crushing plant assumes a nominal 20% pebble production rate with a maximum of 35% for design purposes. The grinding flow diagram is illustrated in Figure 17-15.


TO FLOTATION
SAG GRINDING CIRCUIT
FROM COARSE STOCKPILE
CaO
PROCESS WATER
PROCESS WATER
PEBBLES
CRUSHING
PROCESS WATER

Figure 17-15: Conceptual Grinding Flow Diagram

Flotation

The flowsheet selected consists of rougher flotation, rougher concentrate regrind, three stages of cleaner flotation, and one stage of scavenger flotation and is presented in Figure 17-16. The rougher concentrate will be reground to a P_{80} of 30 µm to achieve adequate metal recovery. After regrinding, conventional flotation is used to enable the production of saleable grade concentrates.

The three outputs of this stage are:

- Cu-Au concentrate, as product of third cleaner flotation, which is sent to the concentrate handling section
- Pyrite concentrate from scavenger cleaner tails, which is sent to the gold plant section and,
- Tailings or rougher flotation tails, which are sent to the tailings handling section.

The circuit has been designed in two phases, considering the quantity of equipment needed according to the mine feed to the plant. For the underground 27,000 tpd option, phase I operates from year 1 to 3 processing 20,000 tpd and Phase II operates from year 4 onward processing

27,000 tpd. For the 27,000 tpd and 12,000 tpd open pit options the plant is designed for throughput capacity from the outset.


ROUGHER FLOTATION
2nd CLEANER FLOTATION
1st CLEANER FLOTATION
SCAVENGER FLOTATION
PROCESS WATER
TO GOLD CIRCUIT

Figure 17-16: Conceptual Flotation Flow Diagram

Rougher Flotation

Rougher flotation for the 27 ktpd options are fed with pulp at 35% solids content and considers two lines of 3 conventional flotation cells each of 300 m^3 for Phase I, increasing to four cells each line for Phase II. For the 12 ktpd option, rougher flotation is completed using two lines of four flotation cells of 160 m^3. This provides 45 minutes residence time to maximize copper and gold recovery into the rougher concentrates. This residence time is required given the low grades of copper and gold in the feed pulp.

The rougher concentrate grade is estimated at 4.5% Cu. Copper recovery is expected to be 94% while gold recovery is expected to be 85%.

Regrind Circuit

Rougher and scavenger cleaner concentrate will report to the regrind cyclone feed pumpbox. The regrind cyclones will target a cut size P_{80} of 30 μm, which will be achieved with a cluster of cyclones operating in reverse closed circuit, with an estimated circulating load of 150%. The cyclone overflow will report to the first cleaner flotation, while the underflow will feed the vertical mill which discharges back to the regrind cyclone feed pumpbox.

First, Second and Third Cleaner Flotation

For the 27 ktpd option, the first cleaner stage is composed of three conventional flotation cells each of 40 m^3 in Phase I, increasing to four in Phase II. The 12 ktpd option considers three flotation cells each of 30 m^3. The cells are fed by the overflow from the regrind cyclone cluster and the tail of the second cleaner stage. This circuit will recover 90% of the copper resulting in a product containing 12% Cu. This product feeds the second cleaner, while the tail feeds the first scavenger stage.

For the 27 ktpd option, second and third flotation cleaning stages are arranged in-line, using four conventional flotation cells of 10 m^3 and two of 5 m^3 respectively for Phase I, increasing to five and three for Phase II. The 12 ktpd option uses a similar configuration using three 110 m^3 and two of 5 m^3 flotation cells. The first cleaner concentrate plus the third cleaner tailings feed the second cleaner stage. The second cleaner concentrate feeds countercurrent to the third cleaner flotation stage. Residence times are eight minutes for secondary cleaner and five minutes for tertiary cleaner. Secondary cleaner concentrate copper grade is estimated design criteria at 20% with 78% Cu recovery. Third cleaner concentrate - the final concentrate - contains approximately 26% Cu and 67 g/t Au.

Scavenger Cleaner Flotation

The first cleaner tailings report directly to scavenger cleaner flotation stage with three cells each of 70 m^3 for Phase I, increasing to four for Phase II in the 27 ktpd option and three cells each of 50 m^3 for the 12 ktpd option. In both options this provides 30 minutes retention time. The cleaner scavenger concentrate reports to the regrind cyclone feed pumpbox, with an estimated design criteria grade of 4.5% copper. Copper recovery is estimated as 83.6%. The tails of this stage report to the gold recovery plant.

Final Cu-Au Concentrate Handling

The final Cu-Au concentrate with 19% solid and a characteristic size D_{80} of 30 µm, will be thickened to 60% solids in a High-Rate thickener for subsequent pumping to the filter plant. A typical thickening rate of 0.11 $t/h/m^2$ is considered for thickener design.

Concentrates are pressure filtered and washed to obtain a solid with 8-9% moisture. A typical filtering rate of 300 $kg/h/m^2$ was used to design the plate filter. The filtered concentrate with a design criteria copper grade of 26% and gold content of 67.4 g/t and overall recovery of 91.7% copper and 74.5% gold, is transported by trucks 140 km to the roasting plant located at a lower altitude where the concentrate is roasted in a reduced atmosphere roaster to reduce arsenic content to levels acceptable to commercial smelters.


FLOTATION CONCENTRATE
FLOCCULANT
RECLAIM WATER
RECLAIM WATER
TO ROASTING
CONCENTRATE STOCKPILE

Figure 17-17: Conceptual Concentrate Handling Flow Diagram

Final Cu-Au Concentrate Treatment

The final concentrate is expected to contain an average arsenic grade of 2.5%. In order to produce commercially viable and sealable concentrate, arsenic content must be reduced to less than 0.2%. This is achieved through a partial atmosphere roaster plant, which will be located at Las Dunas, approximately 140 km from the Caspiche Project.

The roasting process is performed in a FluoSolids roaster, at around 700 °C and a controlled atmosphere to avoid the conversion of arsenic sulphides into arsenic oxides which would fix the arsenic to the copper compounds inside the roaster. Figure 17-18 illustrates the ferric arsenate precipitation process.



Figure 17-18: Conceptual final Cu-Au Concentrate Treatment Flow Diagram

The main product of the roasting process is a calcined copper concentrate (calcine), which in weight is approximately 90% of the original concentrate. The reduction in weight is mainly due to the elimination of the arsenic and part of the sulphur content. The calcine is then cooled down and rewetted to approximately 5%, then transported by trucks to the port.

The gases generated containing arsenic sulphides and SO_2 are cooled to 370-400 °C and fed to an electrostatic precipitator (ESP). The clean gases leaving the ESP will be wet washed before reporting to the sulphuric acid plant. The arsenic trioxide generated will be precipitated and treated with lime and ferric ions to produce ferric arsenate. The ferric arsenate will be disposed of according to environmental regulations, in a lined impoundment area. The SO_2 will be treated and converted to SO_3 to produce 98% sulphuric acid.

Tailings Handling

The plant design considers two options for tailings handling and disposal depending on the mining method, as follows.

When the mining method is underground and thereafter paste backfill is needed tailings will be disposed filtered. When the mining method is open pit and thereafter there is no need of paste backfill the tailings will be disposed thickened.

Filtered Tailings

This tailings handling stage comprises thickening, filtering and underground mine paste backfill preparation.

The rougher flotation tailings are thickened to 55% in a High-Rate thickener, a typical thickening rate of 0.4 $t/h/m^2$ has been considered. Tailings are pressure filtered to 20% moisture. A typical filtering rate of 350 $kg/h/m^2$ was used to design the plate filters. After filtering, tailings can be either sent to tailings disposal or to backfill preparation. Figure 17-19 shows the filtered tailings process.



GOLD CIRCUIT TAILS
FLOTATION TAILS
FLOCCULANT
RECLAIM WATER
TAILS
THICKENING
TAILS
FILTERING
TO TAILING DISPOSAL
FRESH WATER
MIXER
PASTE
PRODUCTION
TO MINE BACKFILL

Figure 17-19: Conceptual filtered Tailings Handling Flow Diagram

Thickened Tailings

The rougher flotation tailings are thickened to around 60% in a High-Rate thickener, a typical thickening rate of 0.4 $t/h/m^2$ has been considered, and then conducted to the tailings storage facility. Figure 17-21 shows the thickened tailings process.



FLOTATION TAILS
FROM INCO DISCHARGE
RECLAIM WATER
TO TAILING
STORAGE FACILITY

Figure 17-20: Thickened Handling Flow Diagram

Gold Recovery Plant

In order to increase gold recovery, the pyrite concentrate or cleaner scavenger tail is treated in a gold recovery plant, comprised of the following stages: thickening and filtering, CIL, cold desorption, acid washing, hot desorption, electro-winning, smelting, SART and carbon reactivation, as illustrated in Figure 17-21.


FROM SCAVENGER TAILS
FLOCCULANT
NaCN
CaO
COPPER ELUTION
ACID WASH
HOT ELUTION
ELECTROWINNING
CARBON
CARBON REGENERATION
SART PLANT
FLOCCULANT
BARREN SOLUTION
NaSH
NEUTRALIZATION SOLUTION
PROCESS WATER
DORE
SLAG

Figure 17-21: Conceptual Gold Recovery Plant Flow Diagram

Design gold recovery in the rougher concentrate has been estimated from metallurgical test work as approximately 80%. Final gold recovery will be approximately 60% of the gold head grade; this is because the rougher concentrate copper grade of around 4.5% requires a high concentration ratio in the cleaner stage to obtain a saleable final concentrate, resulting in gold being left in the cleaner scavenger tails.

Metallurgical tests indicate approximately half of the gold in the cleaner tails can be recovered by cyanide leaching; however the circuit consumes high levels of cyanide due to the copper content. A Sulphidation, Acidification, Recycling, Thickening (SART) process is included to recover the copper and regenerate the cyanide.

The SART feed solution mainly comprises of the overflow of the thickening and filtering circuit which treats the tailings of the CIL plant. This solution is mixed with sulphuric acid and sodium hydrosulphide and feeds a precipitation reactor. In this reactor, copper sulphide is precipitated at pH 5 and dissolved hydrogen cyanide is generated. The precipitation reactor discharges by gravity into the precipitation thickener. A fraction of underflow is recirculated to the precipitation reactor to increase the volume and handleability of the copper sulphide. Another fraction of underflow is neutralized with sodium hydroxide at pH 12 and is contained in a holding tank. Treated barren solution, rich in free cyanide, reports to the neutralization stage where milk of lime is added to raise the pH to approximately 10.5, the solution is then re-used in the CIL plant.

Neutralized barren solution flows by gravity to a second thickener. This thickener recirculates its underflow to thicken the gypsum contained in the solution to increase the size and handleability of the gypsum precipitate. The portion of underflow not recirculated is pumped to the filtration stage. The gypsum filter cake produced is repulped, adding fresh water in order to minimize the cyanide content, and is then pumped to a stand-alone tailing pond. The overflow from the gypsum thickener is the treated final solution, which is recycled to the carbon in leach process.

Table 17-4 shows the main equipment required for 27 ktpd and 12 ktpd options.

Table 17-4: Sulphide Process Plant Main Equipment

Equipment	27 ktpd		12 ktpd	
	Qty	Characteristics	Qty	Characteristics
Crushing				
Grizzly feeder	1	6' x 20', 50 hp	1	6'x15', 50 hp
Jaw crusher	1	63" x 47", 350 hp	1	30" x 20", 100 hp
Grinding				
SAG mill	1	38' x 20', 24,000 hp	1	33' x 15', 11,000 hp
Hydrocylone cluster	1	22 cyclons (20 op - 2 sb)	1	11 cyclons (9 op - 2 sb)
Pebble crusher	3	HP400 (2 op - 1 sb)	3	HP200 (2 op - 1 sb)
Flotation				
Rougher flotation cells	8	300 m^3, 500 hp each	8	160 m^3, 300 hp each
1st Cleaner cells	4	40 m^3, 75 hp each	3	30 m^3, 60 hp each
Scavenger flotation cells	4	70 m^3, 120 hp each	3	50 m^3, 100 hp each
2nd Cleaner cells	5	10 m^3, 30 hp each	3	10 m^3, 30 hp each
3nd Cleaner cells	3	5 m^3, 20 hp each	2	5 m^3, 20 hp each
Regrinding mill	1	VTM-1000-WB, 1000 hp	1	VTM-500-WB, 500 hp
Hydrocyclones cluster	1	10 cyclons (8 op - 2 sb)	1	7 cyclons (5 op - 2 sb)
Concentrate Handling				
Concentrate thickener	1	D = 15 m	1	D = 10 m
Concentrate filter	1	Larox PF 60/72	1	Larox PF 60/60
Tailings Handling				
Tailings thickener	1	Hi-Rate, D = 60 m	1	Hi-Rate, D = 40 m
Tail Filter	4	Vertical plates, A = 992 m^2	-	-
Roasting				
Fluidized bed reactor	1	D = 3.7 m, H = 11.2 m	-	-
Post oxidation chamber	1	D = 3.1 m, L = 5.2 m	-	-
Scrubber	1	D = 3.1 m, H = 6.7 m	-	-
Effluent treatment tank	5	3 m^3 x 1, 60 m^3 x 1, 66 m^3 x 3	-	-
Plate filter	1	A = 20 m^2	-	-
Gold Recovery Circuit				
Pyrite concentrate thickener	1	D = 33 m	1	D = 22 m
Pyrite concentrate filter	1	Horizontal plates, A = 288 m^2	1	Horizontal plates, A = 121 m^2
CIL tanks	5	1 train, V= 2,000 m^3 each	5	1 train, V= 890 m^3 each
Acid wash column	1	V = 3 m^3	1	V = 1.5 m^3
Copper elution column	1	V = 3 m^3	1	V = 1.5 m^3
Gold elution column	1	V = 3 m^3	1	V = 1.5 m^3
Electrowinning cells	1	Cap = 5 m^3/h	1	Cap = 2.2 m^3/h
Smelter	1	Cap = 2,7 kg/d	1	Cap = 1,2 kg/d
INCO plant	1	Cap = 193 m^3/h	1	Cap = 86 m^3/h
SART plant	1	Cap = 120 m^3/h	1	Cap = 53 m^3/h
CIL tails thickener	1	D = 33 m	1	D = 22 m
CIL tails filter	1	Horizontal plates, A = 121 m^2	1	Horizontal plates, A = 121 m^2
Backfill				
Holding tank	2	V = 200 m^3	-	-
Mixer	1	V = 65 m^3	-	-
Cement silo	1	V = 800 m^3	-	-
Paste hopper	1	V = 100 m^3	-	-

17.2.2 2012 PFS Design Validation

As part of the Caspiche Project Preliminary Economic Assessment a validation of the previous Super Pit Prefeasibility study was undertaken to confirm that this is still a valid large project alternative for the development of the Caspiche deposit. The selected preferred option of the PFS, the Super Pit option, was the only one evaluated[37]. The 2012 PFS study and results were studied taking into consideration new metals prices, Capex estimates and changes in Opex which have occurred since the study was published in 2012. The detail of this validation is primarily discussed in Chapter 24 of this Technical Report and elsewhere where required.

During the validation of the 2012 PFS minor changes were made due to availability of additional information subsequent to the publication of the PFS in 2012. These changes included revision of operating costs based on information received for the PEA, revision of operating consumptions based on new information available for the PEA and these changes were implemented as needed in both the oxide and sulphide plant design.

In the oxide plant design, the fact that a longer leach time is now recommended, increasing the leach cycle from 80 days to 130 days in order to achieve a gold recovery of 80%, implies that an intermediate leach solution (ILS) pond must be incorporated in order to maintain the ADR plant design as considered in the 2012 PFS. The ILS pond requires additional piping and pumps, but no additional costs in the initial Capex were incorporated as the low cost of these items was within the accuracy range of the 2012 PFS.

The leach pad design review identified that for correct operation additional liners, piping and other materials costs should be considered.

The sulphide plant design criteria validated the design and no changes were made to the process circuit and equipment sizing.

In order to provide clearer reference the section of the 2012 PFS pertaining to the selected Superpit option is reproduced in the following sections.

---

[37] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

Recovery methods

The Caspiche project is located at about 4,000 m above sea level; however, there is both construction and operational experience in Chile for plants at this altitude and other new high tonnage-low grade projects are being developed at similar altitude and site conditions.

Three options for sulphide ore exploitation have been studied to prefeasibility level. However for simplicity and reference only the selected 'Superpit' option is reproduced in this section.

Sulphide reserves for this alternative are 889 Mt ore with 0.24 % Cu, 0.58 g/t Au and 1.13 g/t Ag and with a production rate of 150,000 tpd.

In addition to the above sulphide production the project also considers heap leaching of oxide material which is produced as part of the sulphide stripping process in the Super Pit option, as well as a gold rich, copper poor 'hypogene' material (MacNeill).

The Mineral Reserves for the 2012 PFS heap leach option are shown in Table 17-5.

Table 17-5: Heap Leach Mineral Reserves

Material	Unit	Value
Oxide		
Reserve	Mt	124
Gold Headgrade	g/t	0.38
Silver Headgrade	g/t	1.62
MacNeill		
Reserve	Mt	78
Gold Headgrade	g/t	0.51
Silver Headgrade	g/t	1.05

2012 PFS Sulphide Process Route

In designing the sulphide process plant a number of parameters were applied. These included available equipment sizes, conventional industry practices and others as applicable. The use of these parameters ensured a process plant installation which was conventional and which used industry wide practices and equipment sizes.

The sulphide ore will be treated through a conventional concentrator plant consisting of primary crushing, semi-autogenous (SAG) and ball mills, rougher flotation, regrind and cleaner flotation circuit. All three options studied use a similar process, differing mainly in equipment size and quantity.

Figure 17-22, illustrates the general process diagram considered in the 2012 PFS for the Super Pit option.

The Super Pit option considers a rock dam built from pit waste which is crushed, conveyed and spread as described in Items 16 and 18 of this report. The tailings thickener underflow discharges through a number of points into the tailings containment area without cycloning.

Due to the characteristics of the deposit mineralization, the Caspiche process flowsheet incorporates a number of considerations to maximize production and to ensure a saleable product, these include:

- Treatment of the copper concentrates to eliminate arsenic
- Leaching of the cleaner flotation tails to recover additional gold
- Use of a SART plant to recover copper contained in the gold rich leachate and to recycle cyanide.



Figure 17-22: General Process Flow Diagram

Primary Crushing

A maximum capacity of 100,000 tpd per gyratory crusher was considered in the design criteria. The selected crushers operate with an open side setting (OSS) of 220 mm and assumes a maximum run of mine (ROM) feed size of 1,200 mm from the open pit and 1,000 mm from underground mining. An effective utilization of 70% for the Super Pit surface crushers with a design factor of 1.15 was considered.

The Super Pit 2012 PFS considers two 75,000 tpd gyratory primary crushers.

Grinding

The effective utilization for the grinding and flotation plant is estimated at 92%. A design factor of 1.15 has been used for all equipment except for the grinding mills, where a factor of 1.0 was used.

Metallurgical tests indicate a low to medium rock hardness for grinding purposes; these tests formed the basis for a grinding circuit of P_{80} at 130 µm being selected.

Current industry experience is that the maximum capacity of one SAG mill and two ball mills is around 100,000 tpd, depending on the primary crusher product particle size distribution, the ore hardness and the final product size requirement. This was the basis of design for the Caspiche grinding circuit.

The Super Pit considers two identical, parallel grinding circuits of one SAG mill and two ball mills each circuit of 75,000 tpd capacity. The SAG mills will be in open circuit and consider a grate discharge arrangement whilst the ball mills are in closed circuit with hydrocyclone banks. A short trommel and pebble screen at the discharge of the SAG mills is considered. A pebble crushing plant has been included, assuming a nominal 20% pebble production rate with a maximum of 30% for design purposes. Two cyclone clusters for each ball mill are considered. No stand-by cyclone feed pumps are considered; however, a complete spare pump would be ready for replacement.

Rougher Flotation

Rougher flotation is fed with pulp of 38% solids content and the number and size of cells provide 45 minutes retention time. This high retention time maximizes copper and gold recovery into the rougher concentrates and is required due to the low copper and gold feed grades in the ore.

The Super Pit option considers three pairs of lines with eight 300 m^3 flotation cells per line. The rougher concentrate grade was estimated at 2.5% Cu. Copper rougher recovery was estimated as 85%, for the Super Pit, option.

Rougher Concentrate Regrind and cleaning flotation

One tower mill per two flotation lines is considered. Regrind cyclones are fed with the rougher concentrate. Discharge from the tower mill and scavenger concentrates are in closed circuit with a cyclone bank. Cyclone underflow feeds the tower mill and cyclone overflow feeds the first cleaning stage. Regrind circuit product P_{80} is 30 µm.

Regrind product plus second cleaner tailings feed the first cleaner flotation and the tailings are fed directly to the scavenger cleaner flotation. Ten minutes retention time has been considered for the first cleaner and thirty minutes for the scavenger circuit. Two cleaner and five scavenger flotation cells are considered, each of 300 m^3. The cell size has been standardized as much as possible in order to reduce spares inventory. Two cleaner cells are common industry practice, however the cleaner / scavenger line has been designed with flexibility in mind and should it be required the configuration of cleaner / scavenger cells can be altered.

The first cleaner concentrate grade has been estimated at 10% copper with 90% recovery and scavenger-cleaner concentrate grade at 2.5% copper with 85% recovery.

Second and third flotation cleaners are arranged in-line, using conventional 50 m^3 flotation cells. The first cleaner concentrate plus the third cleaner tailings feeds the second cleaner and the second cleaner concentrate feeds counter-currently the third cleaner. Retention time is 5 min for secondary and 3 min for tertiary cleaning. Second cleaner concentrate copper grade has been estimated as 18%.

Global cleaner copper recovery has been estimated at 97.7% for design purposes. Third cleaner concentrate is the final concentrate which contains approximately 25% copper.

Final Concentrate Handling

The final concentrate, estimated to contain approximately 15% solids, will be thickened to 60 - 63% solids in a conventional thickener for subsequent pumping via a concentrate pipeline to the roaster plant. A second thickener at the discharge of the pipeline increases the feed to the filters to 70 - 72% solids. A typical thickening rate of 0.4 m^2/tpd was used to design the thickeners.

Concentrates are finally pressure filtered to 8 to 9% moisture. A typical filtering rate of 500 kg/h/m^2 is used. The filtered concentrate being fed to the partial atmosphere roaster to reduce arsenic content in the concentrate.

At the concentrator plant site a one day holding tank is included to regulate the feed to the concentrate pipeline of 105 km length. The partial atmosphere roaster treatment plant will be located at an altitude of approximately 1,200 m.a.s.l. and is close to road and other infrastructure. A one hour retention time holding tank is included between the roaster plant

thickening and filtering stages. In the case of extended plant stoppage the pipeline discharge thickener will provide additional storage capacity for concentrates produced.

Final Concentrate Treatment

The final concentrate is calculated by testwork to contain average arsenic grade in the order of 2.5%. In order to produce commercially viable concentrate, arsenic content must be reduced to below 0.2%. Arsenic removal was considered using either Pressure Oxidation (POX) or a partial atmosphere roaster circuit. After economic evaluation the roaster option was selected. The roaster has further environmental benefits in that it generates gas, liquid and solid residues which can be treated and disposed of using conventional technology.

The key aspects of each arsenic removal route considered are summarized as follows:

Pressure Oxidation

Pressure oxidation (POX) is performed in an autoclave reactor at 225 °C and 3,600 kPa, using pure oxygen. Copper sulphides are converted to copper sulphate, and arsenic sulphides to iron arsenate $FeAsO_4 \cdot 2H_2O$ (scorodite) - an inert arsenic compound. The product of the reactor is a low solids slurry feeding a counter current decantation (CCD) circuit; the first thickener liquid overflow is a strong copper pregnant leach solution (PLS) containing approximately 180 g/L sulphuric acid, and the last thickener discharge is a slurry containing the concentrate residue, gold, silver and scorodite, which is pumped to a carbon in leach (CIL) plant. Figure 17-23 shows a general block diagram for the concentrate pressure oxidation.


Pipeline
Concentrate Storage
Vent to atmosphere
Fresh Water
Oxygen Plant
$O_{2(g)}$
Pressure Oxidation
Vent Scrubber
Pressure Letdown System
Cooling Water Supply
Evaporative Cooler
Slurry Cooler Feed Tank
Cooling Water Return
To CIL

Figure 17-23: General Block Diagram for the Concentrates Pressure Oxidation

The PLS pH is adjusted to around 1.8 with limestone or lime and the copper content diluted to 6 g/L. This circuit is composed of a series of agitators and a CCD circuit of 4 tanks. The liquid product is a PLS to be fed to an SX/EW plant and gypsum which is discharged as a solid. The SX/EW plant will produce around 90,000 t of copper cathodes. Figure 17-24 shows the process flow diagram to treat the slurry produced by the pressure oxidation reactor, including the SX/EW plant to produce copper and CIL plant to produce gold and silver.

The solid-liquid separation of the slurry produced by the pressure oxidation reactor involves significant lime consumption. The PLS has to be regulated to a pH of 1.5 - 2.0 for feeding the SX process and the thickener discharge has to be regulated to a pH of about 10.5 to feed the CIL process.

The solid residue from the POX reactor, after washing and pH conditioning to form an alkaline slurry, would be pumped to a CIL-adsorption-desorption-EW-smelting plant to produce gold-silver doré.


CCD
40% sólids
Neutralization
Au circuit
Au
Circuit
Concentrator
Neutralization
First Stage
Lime
Plant
50% sólids
SX (E1)
Neutralization
Second Stage
50% sólids
SX (E2)
Neutralization
Final Stage
Hazardous
Residue
Deposit

Figure 17-24: Process Flow Diagram to Treat the Product of POX Reactor

Roasting

Filtered concentrate is roasted in a partially reducing atmosphere to eliminate arsenic and produce a calcined concentrate and sulphuric acid. The arsenic is recovered as scorodite using ferric ion produced by magnetite acid leaching, and disposed of according to environmental regulations. Roasting is performed in a FluoSolids roaster, at around 650 °C and a controlled atmosphere to avoid the conversion of arsenic sulphides to arsenic oxides which would fix the arsenic to the copper compounds inside the roaster. Figure 17-25 illustrates the scorodite precipitation process schematic.


As Solution
Sulphuric Acid Solution
Fe^{3+} production
Magnetite (Solid)
Fe^{3+} Solution
Recirculation 30%
Lime
Lime
Peroxide
Steam
Wet Residue
Water
Wet Residue
Water recovered
Residue

Figure 17-25: Scorodite Precipitation Process Flow Diagram

The copper calcine is approximately 85% of the original concentrate weight mainly due to the elimination of arsenic and part of the sulphur content. The calcine is cooled, moisture content increased to approximately 9%, then transported by trucks to the port. At the port the calcine will be discharged to a negative pressure enclosed storage facility, and loaded to ships on a scheduled basis by means of an enclosed conveyor and loader facility. This ensures minimum dust pollution during storage and loading operations.

The gases containing arsenic sulphides and SO_2 will be cooled to 370-400 °C and fed to an electrostatic precipitator (ESP). The recovered ESP dust to be blended with the calcine or sold.

The clean gases leaving the ESP will be wet washed before feeding the sulphuric acid plant. The arsenic trioxide will be precipitated and treated with ferric ions to produce scorodite. The scorodite will be disposed of according to environmental regulations in an impoundment area. In the sulphuric plant SO_2 will be converted to SO_3 to produce 98% sulphuric acid.

Pyrite Treatment Facilities

Scavenger tails will be floated in a building next to the cleaner flotation building. Pyrite flotation concentrate to be thickened in a 42 m diameter steel thickener and then leached in an agitated carbon in leach (CIL) circuit while the pyrite flotation tailings join the rougher flotation tailings at the tailings launder. CIL slurry feed density is controlled at approximately 40% solids.

Gold laden carbon will be pumped to the cold desorption plant where it is transferred to the hot desorption plant. The desorbed solution reports to the SART plant to recover sodium cyanide and copper sulphide. At the hot desorption plant gold and silver will be removed from the carbon and the precious metal rich solution processed in an electro-winning and smelting plant to produce doré bullion. Stripped carbon reports to the carbon regeneration plant.

CIL tails report to two 42 m diameter thickeners and then a counter current decantation (CCD) circuit to neutralize cyanide and discharge the tailings slurry to a lined tailings impoundment area separate to the main tailings dam. Wash solution for the CCD circuit is provided from the scavenger flotation thickener. Figure 17-26 illustrates the pyrite treatment circuit.


Scavenger Tails
Tails Pyrite Flotation
Pyrite Flotation Concentrate
Reagents
Activated Carbon
COLD DESORPTION PLANT
HOT DESORPTION PLANT
Reagents
SART PLANT
FILTER
To Disposal
Cyanide Solution To CIL
Au EW PLANT
Doré
Sludge
Cu_2S To Concentrate Tank

Figure 17-26: Pyrite Treatment Circuit Process Schematic

The electro-winning plant tails will also be fed to the SART plant which produces cyanide solution and copper sulphide, with gypsum as a waste product.

Flotation Tailings Handling

For the Super Pit option, the flotation tailings will be thickened to a semi-paste in high rate thickeners and discharged from a number of spigots set around the radius of the containment basin. This discharge philosophy maximizes tailings containment and will allow beaching of tailings thus minimizing water collection against the impoundment dam. The thickeners discharge is limited mainly by rheological characteristics and the ability to be pumped with centrifugal pumps. The design criteria considered 65% solids discharge.

Cleaner Tailings Treatment

Gold recovery in the rougher concentrate has been estimated at approximately 80%; however, the final gold recovery will be approximately 60% of the gold head grade; this is due to a rougher concentrate copper grade of around 2.5% which requires a high concentration ratio in the

cleaner stage to obtain a saleable final concentrate. This results in gold being left in the cleaner tailings. Additional leaching has been considered to maximize gold recovery.

Metallurgical tests show the possibility of recovering approximately half of the cleaner tails gold by cyanide leaching; however, the copper content in the tailings implies high cyanide consumption and a SART process has been included to recover the copper and regenerate the cyanide; as shown in Figure 17-27.



Figure 17-27: SART Process Flow Diagram

The SART feed solution is the overflow of the counter current decantation circuit which treats the tailings of the CIL plant. This solution is mixed with sulphuric acid and sodium hydrosulphide and fed to a precipitation reactor. In this reactor copper sulphide is precipitated at pH 5 and dissolved hydrogen cyanide is generated. The precipitation reactor discharges by gravity into the precipitation thickener. A fraction of underflow is recirculated to the precipitation reactor to increase the volume and handleability of the copper sulphide. Another fraction of underflow is neutralized with sodium hydroxide at pH 12 and is contained in a holding tank prior to pumping to the concentrate plant. Treated barren solution, rich in free cyanide, reports to the neutralization stage where milk of lime is added to raise the pH to 11, the solution is then re-used in the CIL plant.

Neutralized barren solution flows by gravity to a second thickener. The gypsum thickener operates with underflow recirculation to increase the size and handleability of the gypsum precipitate. The portion of underflow not recirculated is pumped to the filtration stage. The gypsum filter cake produced is repulped adding fresh water, in order to minimize the cyanide

content, and is then pumped to a stand alone tailing pond. The overflow from the gypsum thickener is the treated final product, which is recycled to a carbon in leach process.

Heap Leach Operations

The heap leach operations will firstly process the oxide ore removed from the initial levels of the open pit and thereafter a portion of the hypogene MacNeill ore. The oxide will be treated through a 26 Mt/y capacity two stage crushing plant, heap leach cyanidation and Adsorption Desorption and Recovery (ADR) Plant. Once all oxide ore has been processed and the heap leach pad has been sufficiently washed, an interlift liner and drain system will be placed on the pad and the MacNeill ore will be placed on top of this. The MacNeill ore will be processed through the same crusher circuit, however as the material is more competent than the oxide the throughput is estimated as being 12 Mt/y. The oxide and MacNeill ore cannot be mixed on the heap leach pad as the MacNeill ore contains a certain level of copper and has different leach characteristics. As such any MacNeill ore mined during oxide leaching will be stockpiled and processed once all oxide has been exhausted.

The MacNeill ore has different leaching characteristics than the oxide. Testwork indicates that all recoverable gold will be leached within 30 days and thereafter only the copper content will be leached out, consuming excessive cyanide. As such the MacNeill process considers a leach cycle of 30 days only in a single 7.5 m lift. Once the leach period has been completed the lift will be covered with an interlift liner and the procedure repeated. This process was compared with the use of dynamic on / off pads and was deemed to be the most economically beneficial option. In addition to the shorter leach time a SART plant will be added to the PLS stream when the MacNeill ore is being processed to recover the maximum amount of cyanide, which will be reused in the leach solution and also to extract any copper in solution which may affect downstream operations and heap leach cyanide consumption.

A summary of the 2012 PFS heap leach processes are as follows:

<u>**Oxide**</u>

Crushing

Mine trucks with ROM ore discharge to a bin pocket. A static grizzly traps rocks larger than 70% of the jaw crusher opening, and the oversize is reduced with a rock breaker. The ore is classified to 150 mm in a vibratory grizzly, the oversize is fed to a jaw crusher with a closed side setting (CSS) of 125 mm. The grizzly undersize is combined to the crusher product and feeds the secondary screen.

Secondary screen separation is 50 mm; the undersize is final product and the oversize feeds a standard cone secondary crusher with a CSS of 38 mm working in open circuit. The crushed product is transported to a truck load-out bin by a belt conveyor. Solid lime is added on the

conveyor to control pH prior to leaching. The final crushed ore is transported to a valley heap leach by trucks and distributed by bulldozers and graders. Ten metre high lifts and forty metre high benches are considered.

Leaching

A valley fill cyanide heap leach is considered for gold recovery. The pad will be irrigated over each 10 metre lift using drippers at an irrigation rate of 10 $L/h/m^2$. The nominal cycle is 80 days. Actual leach time is greater because up to four 40 m benches are considered and the cyanide solution will percolate through the whole pad prior to being collected and will continue to leach available gold during this period.

The gold rich solution or pregnant leach solution (PLS), is stored in a PLS pond then pumped to the ADR plant where gold is recovered via carbon adsorption. In the case of a power outage or other emergency, the PLS overflows to the barren solution pond and finally to a containment pond sized to contain eighteen hours of PLS production. The solution irrigation pumping systems will be connected to the emergency energy supply system to allow solution to be recirculated onto the pad during any power outage or downstream interruption in operations.

Adsorption, desorption, recovery (ADR) Plant.

The ADR plant considers a counter current carbon-in-column (CIC) circuit of five columns. These are constructed in series, allowing solution to flow using a cascade gravity system. The carbon is transferred periodically counter-current to the solution by means of a transfer pump. Loaded carbon is then transferred to the elution circuit and barren solution is returned to the barren solution pond for pad irrigation. The CIC circuit has a trash screen at the feed end to remove material which may interfere with the downstream process and a safety screen ahead of the barren solution transfer pump to ensure that no carbon is transported to the barren solution pond.

The loaded carbon is acid washed and desorbed. Both unit operations will be performed in the same stainless steel column. Acid wash requires approximately two hours using 3 % hydrochloric acid. This process removes any scale or calcareous build up on the carbon and ensures effective desorption of the gold on the carbon surface. The acid wash solution is neutralized and pumped to the barren solution tank. Gold is then dissolved from the loaded carbon using a strong caustic cyanide solution.

The gold bearing electrolyte is recirculated through an electrowinning circuit where the gold is either deposited on the electrowinning cell cathode or settles in the electrowinning cell as sludge. The gold is washed from the cathodes periodically and it and the gold bearing sludge in the bottom of the electrowinning cell is filtered and then smelted where bullion doré is produced as final product.

The stripped carbon obtained from desorption is reactivated in a rotary kiln every four cycles and returned to the adsorption columns with additional fresh carbon make up as required. The reactivation stage ensures volatile organics do not build up on the carbon and ensure that it retains its ability to adsorb gold from the PLS.

MacNeill

The MacNeill ore is processed through the same heap leach as described in 17.2.1 and ADR circuit as the oxides but has the following changes to the circuit to that of the oxide process route.

The MacNeill ore is crushed through the same crushing circuit but at a throughput of 12 Mt per annum due to greater rock competency. As such the coarser MacNeill ROM ore requires two 250 hp jaw crushers. The primary crusher for the oxide ore treatment will be changed to a 250 hp jaw crusher and a second jaw crusher will be added. In the secondary crushing stage the existing MP1000 cone crusher will be modified to a MP1250 model, using the same crusher body but increasing motor power.

Stacking and irrigation are as per described in 17.2. Pregnant solution passes through a SART plant to remove copper and recover cyanide and thereafter treatment and doré production is as per the oxide one.

Layout Considerations and Design Basis

The heap leach process plant design has taken into consideration industry norms with regard to utilization and availability in areas of high altitude. The engineering design considers a factor of 1.15 in relevant areas.

The plant location was selected in order to reduce transportation cost to the leach pad over the mine operating life. The crushing plant was located considering trucks feeding the crusher station and leach pad should not haul uphill.

The crushing plant location was selected in order to minimize earthworks.

The plant platforms were also designed with material movement economy in mind, avoiding the use of a single platform for all the crushing and screening stages.

Ore is trucked from the crushed ore storage bin and dumped onto the pad for redistribution by a dozer. The location of the storage bin has been selected to minimize truck transportation costs. In the Super Pit option, oxide and MacNeill material is extracted at a higher rate than crusher capacity. The excess material will be stockpiled for crushing as mine stripping tapers off. The MacNeill stockpiled material will not be processed until all oxide material has been exhausted and oxide leaching has been completed.

The ADR plant is located near the solution ponds to reduce pumping power requirements, as well as to minimize material movement.

The containment pond was placed below the pad waste material base to collect overflow from PLS and barren solution ponds.

The diversion of all up stream superficial water is considered to protect the installations.

18 PROJECT INFRASTRUCTURE

The Caspiche project treats both gold rich oxide and copper and gold rich sulphide mineralization as described in Items 13 and 17. The oxide mineral will be treated by heap leaching and a CIC-ADR plant. The sulphides will be processed through a copper concentrator plant and roaster with a small CIL plant to recover gold from the scavenger flotation tailings.

Three primary options were developed for this Report, as follows:

- **Option 1:** 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching
- **Option 2:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
- **Option 3**: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In addition 2 further secondary options were also considered; these being

- **Option 4:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
- **Option 5:** 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular format this is illustrated as follows:

Table 18-1: Options Summary

Option	Oxide heapleach 30 ktpd	Oxide Heapleach 60 ktpd	Sulphide Open Pit 27 ktpd	Sulphide Open Pit 12 ktpd	Sulphide Underground 27 ktpd
Option 1	YES				
Option 2		YES	YES		
Option 3		YES			YES
Option 4		YES		YES	
Option 5					YES

Overall project infrastructure is shown in Figure 18-1.


Laguna Verde
Parque Nacional Nevado Tres Cruces
Fresh Water Line
Cardones substation
Roasting Facilities
Power line
Access Road
Caspiche Plant Site

Figure 18-1: Map Plant Area

Overall layout for each option is shown in Figure 18-2 to Figure 18-6.



WASTE DUMP
OPEN PIT
LEACH PAD

Figure 18-2: Project Plot Plan – Option 1


WASTE
DUMP
OPEN PIT
PROCESS
PLANT
OXIDE
PLANT
LEACH PAD
TAILINGS STORAGE
FACILITIES

Figure 18-3: Project Plot Plan – Option 2


WASTE DUMP
OPEN PIT
TAILINGS STORAGE FACILITIES
LEACH PAD

Figure 18-4: Project Plot Plan – Option 3


OPEN PIT
PROCESS PLANT
WASTE DUMP
OXIDE PLANT
LEACH PAD
TAILINGS STORAGE FACILITIES

Figure 18-5: Project Plot Plan – Option 4



Figure 18-6: Project Plot Plan – Option 5

18.1 Power Supply

18.1.1 Site Generation

Where considered, the project will be powered by a diesel generation plant, located in the process plant, composed of four generators each of 2,000 kW.

Power will be distributed to the plant at 13.8 kV from the main substation via two transformers of 6,500 kW in 4.16/13.8 kV configuration and through overhead lines and duct banks to the secondary substations.

18.1.2 Power Line from Cardones Substation

For those options applicable, electrical power will be drawn from the national grid power (Sistema Interconectado Central, SIC) through a 110 kV overhead line from the Cardones electrical substation, located some 20 km south of Copiapó and 123 km from the Caspiche Project main substation. At kilometer 30, a 5 km spur line is considered to supply the roasting plant at Las Dunas.

Power will be distributed to the plant in medium voltage from the GIS 23 kV switchgear located in the project main substation through overhead lines and duct banks to the secondary

substations. The substation electrical rooms will distribute energy to the plant equipment in medium voltage (4.16 kV) and low voltage (400 V).

Figure 18-7 illustrates the proposed power line route from the Cardones substation to the Project.


Copiapo
Tierra Amarilla
Cardones substation
Atacama
Power line
Caspiche Plant Site

Figure 18-7: Cardones Power Line

18.1.3 Power Line from Maricunga Substation

Electrical power for those applicable options will be drawn from the national grid power (Sistema Interconectado Central, SIC) through a 110 kV overhead line from the Maricunga electrical substation, located some 13 km north of the Caspiche Project main substation.

Power will be distributed to the plant in medium voltage from the GIS 23 kV switchgear located in the project main substation through overhead lines and duct banks to the secondary substations. The substation electrical rooms will distribute energy to the plant equipment in medium voltage (4.16 kV) and low voltage (400 V).

18.1.4 Power Supply by Option

The power supply considered for each option is as follows:

- Option 1: On Site Power Generation
- Option 2: Power line from Maricunga substation for the Oxide plant and power line from Cardones substation for the Sulphide plant

- Option 3: Power line from Maricunga substation for the Oxide plant and power line from Cardones substation for the Sulphide plant
- Option 4: Power line from Maricunga substation for the Oxide and Sulphide plant
- Option 5: Power line from Cardones substation.

18.2 Tailings Handling

18.2.1 Filtered Tailings

Tailings from the rougher and scavenger flotation report to a high-density thickener of 60 metre diameter, where tailings are thickened to 55% solids. Thickened tailings are pumped to two holding tanks which feed four plate filters of 992 m^2 where tailings are further dewatered to produce a pulp with 80% solids.

After filtering, the tailings will be transported by a reversible belt conveyor, this conveyor can convey the filtered tailings either to the backfill plant, where it will be mixed with cement and water and then pumped underground, or to a transfer conveyor that feeds the tripper-stacking system of the tailings storage facility (TSF). Figure 18-8 illustrates the tailings handling facility layout.

The tailings storage facility is located adjacent to the process plant at 4,250 m.a.s.l. This location avoids areas of natural vegetation and where possible, areas recognised as belonging to the local indigenous Colla communities.

Filtered tailings will be conveyed by a tripper-stacking conveyor system, fed by a 150 metre long transfer conveyor.

The starter wall will be constructed with waste material from the oxide pit or from locally available rock.


INICIAL PLATAFORM
EXIT PORTAL CONVEYOR
TAILING STORAGE FACILITIES
CAP: 134 mt.
BACKFILL POINT

Figure 18-8: Filtered Tailings Handling Facilities

18.2.2 Thickened Tailings

Tailings from the rougher and scavenger flotation report to a high-density thickener of 60 metre diameter, where tailings are thickened to 60% solids and then conducted to the tailings storage facility (TSF).

TSF is located adjacent to the process plant at 4,250 m.a.s.l. This location avoids areas of natural vegetation and where possible, areas recognised as belonging to the local indigenous Colla communities.

The TSF wall will be constructed with waste material from the pit or from locally available rock.

18.2.3 Tailings Handling by Option

The tailings handling technology and specifications for each option are as follows:

- Option 1: No tailings

- Option 2: Thickened tailings. Facility designed for 110 Mt of storage capacity. For the construction of the wall 34,000.000 m^3 of waste material will be needed during the life of the project. The upstream and downstream faces are constructed with a 2:1 (H:V) slope

- Option 3: Filtered tailings. Facility designed for 134 Mt of storage capacity. The starter wall will need 680,000 m^3 of waste material

- Option 4: Thickened tailings. Facility designed for 60 Mt of storage capacity. For the construction of the wall 20,000,000 m^3 of waste material will be needed during the life of project. The upstream and downstream faces are constructed with a 2:1 (H:V) slope

- Option 5: Filtered tailings. Facility designed for 134 Mt of storage capacity. The starter wall will need 680,000 m^3 of waste material and locally available rock.

18.3 Roads

18.3.1 Access Road

The project site is accessible from Copiapó, following existing roads which lead to Minera Maricunga. A new road of approximately 8 kilometers will be constructed from the existing road to the project site to allow construction and capital equipment and ongoing operations supplies to be safely delivered. This road will be 9 metres wide and designed to meet Chilean regulations.

Figure 18-9 illustrates the existing and proposed road extension to the Project.


C-353
New Access Road 8 km
C-459

Figure 18-9: Access Road

18.3.2 On-site Roads

On-site roads for each Option are shown in Table 18-2.

Table 18-2: On-Site Roads

Description	Option 1 km	Option 2 km	Option 3 km	Option 4 km	Option 5 km
Mine to Oxide Plant	3.80	3.80	3.80	3.80	-
Oxide Crushing to Heap Leach	2.00	2.00	2.00	2.00	-
Inside Oxide Plant	2.60	2.60	2.60	2.60	-
Mine to Sulphide Plant	-	1.90	3.60	1.90	3.60
Plant to TSF	-	3.50	2.00	3.50	2.00
Inside Sulphide Plant	-	2.50	2.50	2.50	2.50
Site to Camp	6.70	9.50	9.50	9.50	9.50
Total	**15.10**	**25.80**	**26.00**	**25.80**	**17.60**

18.4 Fresh Water Supply

The required water make up will be supplied from Peñas Blancas in the Laguna Verde area through a 140 km long pipeline. Figure 18-10 presents the proposed pipeline route from Peñas Blancas to the Project.


Laguna Verde
Parque Nacional Nevado Tres Cruces
Caspiche Plant Site
GRAPHIC SCALE

Figure 18-10: Fresh Water Pipeline

The fresh water pumping system consists of two pump stations each with one operating pump and one stand by. Make up water requirements, material take off and pump characteristics for each option are shown in Table 18-3.

Table 18-3: Fresh Water Requirements

Description	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
Oxide water make up	l/s	44	97	97	97	-
Sulphide water make up	l/s	-	185	90	88	90
Maximum water make up	l/s	44	185	151	97	90
Quantity of pipelines	#	1	1	2	1	1
1st pipeline diameter	inch	10	18	14	14	14
2nd pipeline diameter	inch	-	-	12	-	-

Electrical power for the water pump system will be generated with a diesel generation plant consisting of two generators each of 350 kW. In the case of the combined options, consideration has been made for additional pumping capacity by means of additional pumps and generators.

18.5 Port Facilities

For options 2, 3, 4 and 5, concentrate trucks will be loaded at the roasting facilities and then will deliver concentrate to the selected port location. Exeter is discussing alternatives with port operators in order to secure the best option for concentrate shipment.

18.6 Operations Camp

The camp will be a typical prefabricated modular structure, located 5 km from the concentrate plant. The size of the camp considers capacity for third party contractors that, according to experience from other projects, may add 30% to 40% more people to the owners direct hire personnel. Operations camp will have the following capacities for each Project:

- Option 1: 210 people
- Option 2: 600 people
- Option 3: 770 People
- Option 4: 560 people
- Option 5: 700 people

18.7 Ancillary Site Buildings and Facilities

Various ancillary facilities will be located near the process plant. The buildings and facilities include the following:

- Administration building
- Assay and metallurgical laboratory facilities
- First aid or clinic building
- Gatehouse at the entrance to site
- Concentrator warehouse and an attached workshop building
- Potable water system
- Sewage treatment plant.

Mine ancillary facilities will be located near the primary crusher. These facilities include:

- Warehouse with offices
- Heavy vehicle workshop
- Tire shop
- Maintenance and welding shop
- Truck wash bay
- Fuel storage depot
- Effluent treatment facility
- Mine explosives storage facility.

All facilities and buildings have been sized and located for each project. Technical details will be developed during the next phases of project development.

18.8 2012 Prefeasibility Study Review

In 2012 Exeter completed a prefeasibility study on the Caspiche project which considered as the base case a large open pit with associated plant and infrastructure designed to meet the needs of this operation.[38] On review of the considerations made in the 2012 PFS with regard to water supply, tailings dam location and size, power supply and access the authors are of the opinion that these considerations are still valid and that this alternative and associated infrastructure is a viable alternative for the development of the Caspiche project.

For ease of reference the infrastructure chapter from the 2012 PFS, pertaining to the selected Super pit option is repeated in the following sections.

2012 PFS Project Infrastructure

As described in Items 13 and 17, the Caspiche project treats both gold rich oxidized and hypogene ore (MacNeill zone) and copper and gold rich sulphide ore. The oxide and MacNeill ore will be exploited by heap leaching and a CIC-ADR plant, this ore being mined out as part of the sulphide stripping and ongoing operations. The sulphides will be processed through a copper

[38] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

concentrator plant and roaster with a small SART plant to recover gold and silver from the scavenger flotation tailings.


N
OCEANO PACIFICO
Port Facilities
Copiapo
Cardones Power Substation
Caspiche Plant Site
Roasting Facilities
20 km
Access Road
Power line from Cardones
Concentrate Line to Roasting
Fresh Water Line

Figure 18-11: Map Plant Area (Source: Aker Solutions, 2011)

2012 PFS Super Pit Mining Option

The Super Pit option considers a 150,000 t/d concentrator plant located some one and a half kilometres north of the pit edge. Figure 18-12 illustrates the site layout for this option.


North
Waste
Stockpile
Tailings
Tailings Dam
Conveyor
Corridor
Process Plant
Waste EPCC
West
Waste
Stockpile
Pyrite Tailings
Primary Crusher
Waste IPCC
Leach Pad
1000 m
Leach Pad
Crusher
Waste EPCC
Final Pit

Figure 18-12: Super Pit Plot Plan (Source: NCL, 2011)

2012 PFS Copper Concentrate Pipeline Facilities

From the copper concentrate thickener the thickened concentrate is pumped to a 10,000 m^3 header tank and then pumped to the copper concentrate roasting facilities located some 105 km south-west of the concentrator plant.

The concentrate pipeline of 5" diameter is made from HDPE lined carbon steel. Three pumping stations are used to pump the concentrate to the roaster facility. The power for these pumping stations is taken from the 110 kV overhead line which runs from the concentrator main substation to the roaster installations.

The pipeline runs alongside the plant access road for the first 25 km, and is accessed by an inspection road for the remaining 80 km. The pipeline is buried throughout its whole length.

The copper concentrate is discharged into a 25 m diameter conventional thickener increasing the concentrate solids percentage to between 70 – 72%. The thickened concentrate is then fed to the pressure filters feed box. Two 80 m^2 horizontal plate pressure filters will feed the copper concentrate, with approximately 8% moisture, to the concentrate roaster facilities.

2012 PFS Tailings Handling Facilities

The tailings are fed to three 81 m diameter high rate thickeners with gravity discharge. The thickened tailings flow in launders to the tailings impoundment area.

Knight Piesold has completed the initial design for the tailings impoundment retaining wall. The impoundment dam has been designed to form part of the waste dump stacked to the north of the open pit by the in-pit crushing and conveying system (IPCC).

The wall will consist of a 50 m wide compacted strip constructed on the upstream face of the waste stockpile. This is prepared by pushing and re-profiling waste from the waste stockpile as it is being constructed. A further 5 m of compacted, engineered, graded waste covered with an HDPE liner to ensure impermeability and mechanical strength is then placed on the upstream side of the 50 m wide face. The tailings dam face construction will be by traditional means, i.e. trucks, graders, compactors.

The waste deposition and dam face construction schedule will be such that at no time is there less than 10 m plus freeboard and storm surge between the finished level of the tailings dam face and the level of tailings behind the dam.

The waste dump will provide the necessary reinforcement of the tailings dam face as over the life of the mine, approximately 1.7 billion tonnes of stacked waste material will be placed behind the compacted wall face.

2012 PFS Waste and Stockpile Storage areas

The waste dumps will be constructed, as described in Item 16, by means of waste crushing and conveying system.

The Super Pit considers a waste crushing and handling circuit initially of a single system of two gyratory crushers, each crushing 10,500 tonnes per hour and feeding a single conveyor and spreader system. This system will convey waste to the north of the open pit and will form the basis for the tailings impoundment wall.

In later years, a second system will be added with the same production characteristics and this system will discharge waste to a waste dump to the west of the open pit. The final configuration is as shown in Figure 18-12.

The overall dimensions of the North waste stockpile are shown in Figure 18-13 and are 3.8 km in the north-east direction by 2.1 km in the north-west direction, covering a total area of approximate 700 ha. The total height is 450 m, from 3,730 m.a.s.l. to 4,180 m.a.s.l.


4,135 elev.
3,9400 elev.
3,730 elev.
2 km
4,135 elev.
N
3,815m
980m
1330m
4,181 elev.
Tailings
4,175 elev.

Figure 18-13: Super Pit Option – North Waste Stockpile (Source: NCL, 2011)

The overall dimensions of the West waste stockpile as shown in Figure 18-14 are 3.0 km in the north-west direction by 1.7 km in the north-east direction, covering a total area of approximate 700 ha. The total height is 423 m, from 3,805 m.a.s.l to 4,228 m.a.s.l.


4,228 elev.
28 elev.
00 N
elev.
00 N
3,020m
1,700m
N
4,300 elev.
1 km

Figure 18-14: Super Pit Option – West Waste Stockpile (Source: NCL, 2011)

The waste dump configuration was designed according to the parameters presented in Table 18-4.

Table 18-4: Waste Stockpile Design Parameters

Item	OSA (º)	Batter Angle (º)	Max. Batter Height (m)	Berm Width (m)	Ramp Width @ 10% (m)
Waste Dump	33	37	200	40	40

Table 18-5 summarizes the storage capacity of the waste stockpile, a swell factor of 30 % has been assumed, considering compaction of the material once dumped.

Table 18-5: Waste Stockpile Storage Capacity

Stockpile	Volume (Mm^3)	Tonnage kt
North	982	1,768,052
West	863	1,554,890

The waste stockpile will include further safety berms as recommended by geotechnical evaluation. Further evaluation will be required as the project advances and additional geotechnical data is generated.

The waste stockpile design meets the total requirement of 3.3 Bt of waste material scheduled in the mine production plan for the Super Pit option. Waste material has also been used to build the waste belt conveyor corridor and plant infrastructure. This material totals 72 Mt.

2012 PFS Support Infrastructure

Fresh Water Facilities

There are two separate catchment areas considered for project fresh water supply, one at Cuenca 1 and the other at Punto Verde, both located approximately 150 km away from the plant (Figure 18-11). The design currently considers a single uptake point for each water source; this will be defined by further technical evaluation of the catchment characteristics. A pumping station with three operating pumps and one standby is considered for each well location.

Both stations pump water to a common point, and thereafter through a single pipeline with three boosting stations to the process plant. The waterline discharges to the fresh water pond located near the sulphide plant, which feeds this plant as well as the mine and heap leach facilities. Power for the fresh water pumping installations is supplied via a 110 kV overhead line connected to the concentrator main substation.

A 4 m wide maintenance road runs alongside the pipeline.

The pipeline routing was completed considering only topographic aspects. Land surveys, geomorphology and archaeological studies were not available and will be developed in the next engineering phases.

Exeter has to date not completed full environmental and technical evaluation of the water sources and is working with Schlumberger Water Services to expand the current test and monitoring programme.

A consideration for the purchase of these water rights has been included within the Owners Costs.

Electrical Facilities

Electrical power for the plant will be drawn from Chile's Central Interconnected System (Sistema Interconectado Central, SIC) through an overhead line with a double 220 kV circuit from the Cardones electrical substation, located some 20 km south of Copiapó and 120 km from the Caspiche Project main substation. It is envisaged that this power line will be constructed and operated by a contractor, i.e. Build, Own and Operate (BOO).

In later engineering stages, feeding the project from Substation Carrera Pinto should be studied. Carrera Pinto station is located 70 km northeast of Copiapó and 96 km from Caspiche site. This alternative could be a viable option once Castilla power plant starts operating because Cardones station is currently highly congested and there are several new mining projects under development in the area.

The project primary electrical system starts at two 220 kV circuit inlets from the SIC in the project main electrical substation. This substation has a 220 kV tension level and it includes two subsystems on its 220 kV busbar. The first subsystem includes a GIS substation (SF6 gas insulation) with four 60/80/100 MVA, 220/23 kV power transformers for 23 kV power distribution to the process plant. The other includes a 110 kV AIS substation (air insulated) with two 30/40 MVA, 220/110 kV power transformers for 110 kV power distribution to the off-site facilities through 110 kV overhead lines.

The main substation also considers two 23 kV harmonics filters for harmonics control and power factor improvement; and an emergency generation station with 6 x 2,500 kW generators to back critical equipment up in case of a SIC failure.

Power will be distributed to the plant in medium voltage from the GIS 23 kV switchgear located in the project main substation through overhead lines and duct banks to the secondary substations. The substation electrical rooms will distribute energy to the plant equipment in medium voltage (3.3 kV) and low voltage (400 V).

The fresh water supply and the concentrate pumping system and roasting plant are fed by 110 kV overhead lines of 114 km and 105 km.

Port Facilities

Concentrate trucks will be loaded at the roasting facilities and then will drive to the selected port location. Exeter has signed memoranda of understanding with port owners and is discussing alternatives with other port operators in order to secure the best option for concentrate shipment.

Operations Camp

The camp for the Super Pit option will be located at the current location of the geology camp, some 13 km northwest (2,950 m.a.s.l.) from the mine site. The camp will have capacity for 2500 people in year zero and will increase by a further 800 people in the second year.

The size of the camp considers capacity for third party contractors that, according to the experience of other projects, may add 30 % to 40 % more people to the owners direct hire personnel.

Sewage Treatment

Sewage from the camp will be routed to a sewage treatment plant sized for effluent for 3300 employees.

Septic tanks will collect sewage from the administration office, security gatehouse and truck shop. The septic sludge will be pumped out and transported by truck to the treatment facilities.

Waste Management

Suitable areas will be designated for the storage of common household waste, produced over the life of the mining operations.

A contract to haul solid waste from the site will need further review, to be completed at the next phase of engineering.

Laboratory Complex

The assay laboratory will be a modular building type structure fully fitted with laboratory equipment and services so as to reduce the cost of construction and installation. The structure will include a sample preparation room, fire assay, wet laboratory, instrumentation, lunch room, offices, restroom and electrical sections.

Bag houses, air handling units, cabinets and countertops, dust hoods, drying ovens, fume hoods and scrubbers will be part of the equipment.

The laboratory will provide the assaying requirements for the mine and process plant and provide metallurgical test work capability for approximately 45,000 samples per year.

Concentrator Maintenance Shop and Warehouse

A maintenance workshop will be located in the concentrator area. It will be subdivided into the following main sections: welding shop, mechanical shop, machine shop, electrical workshop,

instrument shop / tool room and warehouse. It will have numerous offices for personnel, lunch room and rest/change rooms.

- Welding Shop:

  Area of about 390 m^2

  The welding shop will be equipped with portable welding machines, work benches and means for storing gas cylinders.

  Also provided will be a welding fumes extraction system.

- Mechanical Shop:

  Area of about 140 m^2

  The mechanical shop will be furnished with several work benches and required equipment for normal maintenance activities.

- Machine Shop:

  Area of about 140 m^2

  Machine tools for the machine shop will include a lathe, drill presses and a hydraulic press.

- Electric Workshop:

  Area of about 80 m^2

  Normal electrical testing equipment and work benches will be provided

- Warehouse:

  Area of about 2,400 m^2

  A fenced area for additional storage will be located outside adjacent to the warehouse.

The workshop areas will be served by a 10 t overhead traveling crane.

Utilities provided include electric power, portable water, compressed air and a sewage system.

Administration Building

The administration building will be a single storey building. The building will have offices for plant senior management and administrative and technical staff.

There will be offices for secretarial and accounting personnel. In addition, the building will have a reception area, a training room, a dining room with kitchen, a large conference hall, smaller meeting rooms, a library, male and female rest rooms and the typical office supply and equipment rooms.

The building will have a central air conditioning system and be equipped with swing windows. Utilities provided include electric power, potable water and a sewage system. Main telephone switchboard and network servers for the operation will be located in the administration building.

A parking lot for approximately 25 cars and a bus loading area will be located adjacent to the building. Additional parking will be provided with walking distance.

Truck Workshop

The mine truck workshop will be located north of the open pit. It will contain ten bays, each with two truck service stations, so that up to eighteen trucks can be serviced at any one time. Each bay will be 21 m wide, 21 m long and 21 m high. The bays will have vertically lifting doors at both ends. Exhaust fume extraction fans will be provided for each service station. Ventilators for space ventilation will be located on the roof of the building.

Overhead traveling cranes will be provided for maintenance purposes.

The truck workshop building will contain lay-down areas and storage rooms furnished with racks and containers for storage of spare parts. Offices for operating personnel, first aid room, lunch room as well as toilet, shower and change facilities will be located in a separate wing of the building.

A compressor supplying compressed air, complete with air receiver/storage vessels, will be housed in its own enclosure outside the truck workshop.

Located outside in a dedicated fenced enclosure will be facilities for:

- Tire shops for tire storage and repair and a tire mounting machine.
- Welding shops
- Washing stations

The truck workshop building, outside storage facilities and work areas, parking and open space otherwise available for truck servicing will cover an area of approximately 240 m x 340 m.

Bulk Fuel Storage

Diesel and gasoline fuelling stations will be located near the respective fuel storage tanks in the vicinity of the mine truck workshop. Mine haul trucks will be refuelled with diesel fuel in the mine by a refuelling truck.

The fuel storage tanks will be above ground and have berms to contain any spillage of fuel. Both diesel and gasoline fuel will be delivered to the process area by trucks and then pumped to the storage tanks.

2012 PFS Communications

Off-site Communications

Basic telephone service will be initially supplied via satellite communication. However as the project develops cell phone communication for both voice and data will be developed to service the needs of the project during construction and operations. Telephone communication will include but not be limited to:

- Site administration to Owner's office in Santiago, Roaster facility office and Port office
- Roaster Facility to a Owner's office in Santiago, Site administration office and Port office
- Port office to Owner's office in Santiago, Roaster facility office and Site administration office
- Internet will be accessible with connectivity to the intranet for the home office during construction and operation.
- An emergency phone connected to the UPS in the control room will be provided on the satellite service.

On-site Communication

- Permitting and licensing will be required by Caspiche Plant for two (2) wireless systems using portable radios.
- One dedicated to the mining operation with base tower located at the concentrator administration building.
- The second systems will be dedicated to concentrator, roaster facility and port facility with the base station located in each facility main control rooms.
- The Operations Manager will have access to both systems at mining and concentrator

- The Concentrator/Roaster/Port facility managers will have access to their own systems.
- All facilities will have internal telephone systems connected to all buildings on sites.
- Closed circuit television is to be installed at key areas for security monitoring and surveillance, such as approach to the security gatehouse, intersections of mine haul roads, entrances to mine administration building and conveyor gantries and electrowinning and gold room facilities. At least a 30-h record time will be saved in memory on safe storage media.

19 MARKET STUDIES AND CONTRACTS

19.1 Introduction and Scope

Selmar International Services Ltda ("Selmar") was commissioned by Alquimia Conceptos S.A. ("Alquimia") on behalf of, Exeter Resource Corporation ("Exeter") to provide input for marketing assumptions for a Preliminary Economic Assessment ("PEA") of the Caspiche Project in northern Chile ("Project").

In undertaking this commission, Selmar, based in Santiago, worked with its associate in Vancouver, Canada, Neil S. Seldon & Associates Ltd ("NSA"). Selmar and its associates around the world provide consulting advisory services and research focusing on the commercial aspects relative to mining and base and precious metal marketing, transportation and distribution, feasibility market studies, marketing audits, strategies, policy and price risk management.

In preparing this Report, Selmar has used the services of Alfonso Gonzalez of INCOMARE (International Copper Market Research), as a sub-consultant. Alfonso Gonzalez is based in Santiago, Chile and provides consulting services with respect to market statistics for the copper industry on a subscription basis to private clients. Where applicable in this Report, certain tables and charts are attributed to Alfonso Gonzalez.

For the marketing assessment for the Caspiche project, assumptions are based on metallurgical data and concentrates grades provided by Alquimia to Selmar with respect to the flotation copper concentrates, doré metal, copper cathodes and calcine copper concentrate characteristics from the proposed roasting facility. Selmar's commentary and outlook on concentrate marketability and related smelter charges, including treatment, refining, penalty details, payment timing, metal accountability, and other contract terms, are based on Selmar's market knowledge and use of data available in the public domain.

Selmar has not contacted any smelters specifically to discuss the marketability of the Caspiche calcine concentrates. As the project progresses through the next phase of the prefeasibility study, it is recommended that contact be made with smelters to discuss the acceptability of the proposed calcine concentrates from the Caspiche project and associated treatment and refining charges.

Given the time frame available the report focusses on "high level" key points and is intended as a general overall review and assessment and does not constitute a detailed market study. The marketing assumptions are at a level applicable for a PEA.

The Qualified Person responsible for the review of this Market Studies and Contracts has confirmed that the analyses and results in the Selmar Report support the assumptions of this Report.

19.2 Refined Copper Market Review

Any review of the current market for copper cathodes, needs to take into account not only the actual market for physical metal, but also the general market background for supply and demand of copper and price expectation. This decade began with the market moving from an extended period of relatively stable prices to a period where demand particularly from China resulted in prices moving sharply up. In any analysis of the commodity market and copper is no exception, changes in the macro economic and political situations have a major effect on long-term projections. Such factors often result in delays to projects which are not yet committed or even those in the probable development stage and in some extreme cases where early construction has already started.


GLOBAL REFINED COPPER MARKET BALANCE
GLOBAL REFINED COPPER CONSUMPTION
4.1% p.a.
(annual average 2012-2025)
Thousand Tonnes Copper
40000
38000
36000
34000
32000
30000
28000
26000
24000
22000
20000
18000
16000
14000
12000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Secondary Refined Cu
Base Mine
Possible Projects
Probable Projects
Highly Probable Projects
Projects under Construction
Restarts
Secondary Cu (Scrap)
Base Mine Supply
Total World Cu Demand

Figure 19-1: Global Refined Copper Market Balance (Source: Alfonso Gonzalez ©, 2013)

Figure 19-1 illustrates future market trend projections. The production of newly-mined copper is expected to increase from just over 17.0 million tonnes in 2013 to nearly 31.0 million tonnes by

2025[39] assuming all current projects in the pipeline advance on time together with additional production expectation not currently in the pipeline. SX/EW electrowon copper cathode production of approximately 4 million tonnes in 2013 is expected to increase to around 4.7 million tonnes per year by 2019 and then remain relatively constant through 2025. Secondary refined copper (scrap and recycling) supply at approximately 3.7 million tonnes in 2013 will become more critical going forward in helping bridge the mine supply gap.

There has always been a delay between the discovery of an ore body and production. Over the last 20 years this time horizon between discovery and production has extended. Understandably, more attention is taken of environmental and social economic issues and today is quite common for 8 to 10 years to elapse between discovery and production.

During 2013, several major projects were put on hold as a result of a number of factors including high capital costs, increasing operation costs to some extent linked to "Resource nationalism" and other social issues and the fall in the market capital value of many of the major mining houses. There has also been a dramatic fall in financing for the junior mining sector, which has been a key factor in the exploration success in many countries.

Global refined copper consumption at approximately 20 million tonnes in 2013 is expected to increase to nearly 34.0 million tonnes by 2025. This would be equivalent to an average growth rate of 4.1% per annum. In the longer run, despite the current economic slowdown in most parts of the world, strong copper demand growth prospects are based on the expected resource intensive use in economies such as China, India and other developing countries, associated with investment in power distribution networks and other infrastructure development.

Assuming that demand growth follows this trend, the projections imply that demand for copper, iron ore and aluminum could double or even treble over the next 25 years. A recent study by the Development Research Center under China's State Council concluded that China's industrialization stage will last into the 2020's with potential GDP growth estimated to be in the 7 to 9 percent range.

China today consumes about 41% of the world's refined copper and it is expected to continue to grow and may rise to 52% by 2025[40] given its huge infrastructure development programs. Today there is some concern about the slowdown of China's growth rate. Despite the economic uncertainty, which could well lead to some slowing of copper consumption growth in the short term, there are good reasons to believe that growth in copper consumption will continue to be very positive.

---

[39] Source: Alfonso Gonzalez © Analyst reports

[40] Sourced from a variety of documents and copper industry Analyst reports

19.3 Outlook for the Copper Price

Recent reviews of copper price forecasts indicate an expectation of a long-term price range from $2.50 to $3.50 per pound in constant 2014 dollars. Over the last few months, many analysts from banks and other institutions and organizations have decreased their near-term price forecasts, but, despite the current uncertainty, the majority view is for copper prices to remain in dollars of the day around this level for the next two or three years.

In this respect, Table 19-1 presents a compilation of Research Analysts Metal Prices expectations for the copper price. This supports the Selmar view that the price in the near term will remain above longer term constant dollar forecasts with an average consensus price of $3.00 per pound.

Table 19-1: Analysts' Consensus for Copper Price 2012 – 2017 and Long Term (Source: Scotiabank)

Analyst	2013	2017	2015	2016	2017	Long Term
BMO	3.33	3.25	2.90	2.65	3.00	3.00
Canaccord Genuity	3.33	3.25	3.25	3.10	3.00	3.00
CIBC	3.45	3.50	3.00	2.75	2.75	2.75
Cormark	3.36	3.50	3.50	3.30		
Credit Suisse	3.28	2.82	3.06			2.99
Deutsche Bank	3.33	3.20	3.09	3.31		
Dundee	3.24	3.30	3.50	3.50	3.50	2.75
GMP	3.45	3.50	3.05			
Haywood	3.35	3.35	3.30	3.25	3.25	3.25
Jennings	3.68	3.40	3.10	2.70	2.50	2.50
J.P. Morgan	3.48	3.48				3.40
Macquire	3.33	2.97	2.96	3.41	3.57	2.95
Morgan Stanley	3.42	3.53	3.30	3.30	3.27	3.23
National Bank Financial	3.30	3.00	3.00	3.00	2.60	2.60
Raymond James	3.34	3.35	3.50	3.50	3.25	3.00
RBC	3.40	3.30	3.00	3.50	4.00	2.75
Selman	3.34	3.30	3.31	3.13	2.95	2.95
Scotiabank	3.34	3.30	3.30	3.50	3.75	4.00
Societe Generale	3.30	3.08	2.95	2.72	2.95	3.18
TD Securities	3.33	3.10	3.20	3.25		3.00
Wilson HTM	3.67	3.65	3.54	3.47	3.36	3.00
Average	**3.38**	**3.29**	**3.19**	**3.19**	**3.18**	**3.02**

Putting all into perspective, it is difficult to forecast a single constant dollar price from today going forward. It is expected that over the next two years supply growth will cause prices to move down from current levels towards an expected long term level of $6,600 per tonne ($3.00 per pound) in constant dollars.

19.4 Copper Concentrates 10 – 15 year Outlook

Total World concentrate production is predicted to rise from about 13.3 million tonnes copper contained in 2012 to nearly 25.3 million tonnes in 2025[41] assuming all current projects develop on time. Concentrates supplies are expected to increase particularly between 2013-2018 as a result of new projects now in the advanced feasibility and development stage and announced expansions of operational mines. A striking feature of the growth in concentrates supply is that it will be narrowly based. The bulk of the prospective expansion over the next decade will come from just ten producers:

- Rio Tinto's Oyu Tolgoi project in Mongolia (over 380 kt copper per year when Phase II expansion is completed in 2017)
- Codelco Norte expansion in Chile including MMH(additional 240 ktpy)
- Freeport's Cerro Verde mine in Peru (over 250 ktpy extra production)
- Xstrata/Anglo's Collahuasi expansion (170 ktpy increase)
- Grasberg expansion (over 180 ktpy extra production)
- Xstrata's Las Bambas project in Peru (340 ktpy)
- Chinalco's Toromocho project in Peru (over 290 ktpy)
- Sentinel's Trident project in Zambia (over 280 ktpy)
- Konkkola Deep in Zambia (175 ktpy) and
- Southern Copper's Buena Vista (ex-Cananea) in México in 2016 (170 ktpy)

Other important new producers are: PPC's Caserones and KGHM's Sierra Gorda in Chile; Vale's Salobo expansion in Brazil; Nevsun's Bisha mine in Eritrea; Lumina Copper's Galeno and Anglo American's Quellaveco projects both in Peru.

Figure 19-2 illustrates these significant annual increases in concentrate relative to overall mine production over the period to 2025 on a year-on-year basis.

[41] Source: Alfonso Gonzalez © Analyst reports


INCREASE IN MINE COPPER PRODUCTION
AT WORLD LEVEL, BY TYPE OF PRODUCT
(Year-on-year increase, including disruption allowance)
Thousand Tonnes of Copper
1600
1400
1200
1000
800
600
400
200
0
-200
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
Concentrate
SxEw Cathodes

Figure 19-2: Increase in Mine Copper Production at World level (Source: Alfonso Gonzalez ©)

It should be noted that approximately 90% of the expected increased mine production during the period 2013 – 2025 will be in the form of concentrates.

19.5 Concentrate Production Outpaces Smelter Capacity Growth

A significant portion of World copper concentrates is processed by integrated smelters, captive plants which are vertically integrated with mines through ownership. However, an increasing annual volume of World copper concentrates is treated by custom smelters, which are generally not integrated, although there is in many cases, smelter investment ownership in mines. Custom smelters have increased their overall smelting market share from 30% in 1980 to about 50% today.

Over the last decade there has been a significant expansion of smelting and refining capacity, particularly in India and China. The Chinese smelting industry has increased imports as limited domestic mine capacity has not met demand and this trend has been a key determinant in world supply/demand concentrate balances.

Chinese copper concentrate smelting capacity at 3.6 million tonnes of contained copper in 2012 represented 26% of global smelting capacity with growth showing no sign of abating. In fact,

more than fifty percent of global custom smelting capacity is expected to be in China by the early part of next decade[42]. Chinese government policies, including tariffs on refined copper imports, preferential treatment for investments and VAT tax breaks for smelters and refineries are largely responsible for the private sector boom in smelter capacity. This dominant position in the custom smelting sector implies that in a well-supplied market the smelters will be able to secure higher Treatment and Refining charges (TC's & RC's). This is already apparent as recent negotiations have resulted in TC's and RC's increasing by up to 40% over those negotiated twelve months ago.

Imbalances between concentrate supply and demand are not unusual and are heavily influenced by different lead times to construct mines outside China and build smelters in China. The latter can be brought on line in three to four years, much sooner than mine development time. However, the development time-line for smelter construction in China will increase as planning and other regulations become more sophisticated.

The balance of the supply and demand of concentrates is set by the level of concentrate output of the mining industry and by the availability of processing capacity across the smelting industry. The availability of custom concentrates, relative to smelting capacity should, in theory, be the ultimate determinant of terms for custom treatment of concentrates.

It is relevant that the governments of many countries around the world are seeking to upgrade various mine products (ore and concentrates), including copper, in order to add value. Such countries include Indonesia, Zambia, DRC, and Saudi Arabia. Looking forward, this could have a material effect on further development of custom smelting capacity as well as supplies to existing custom smelters.

19.6 Treatment and Refining Charges and other Commercial Terms

The copper concentrate market has seen significant structural imbalances between mine production and smelting capacities and by the middle years of this decade, if all new project and expansion plans are met, there will be a surplus of concentrates which could last for several years. Increasing treatment charges will also result from increased smelter costs and China is already moving towards achieving more economic smelter terms.

Table 19-2 and Table 19-3 put into perspective the variation in treatment charges ("TC") and copper refining charges ("RC") terms over 2007 to 2013.

---

[42] Various copper industry Analyst reports.

Table 19-2: TC/RC's Benchmark Terms

Material	2007 Anual	2008 Anual	2009 Anual	2010 Anual	2011 Anual	2012 Anual	2013 Anual	2013 Mid-year
TC $/dmt	60	45	75	46.5	56.5	63.5	70	73.5
RC ¢/lb	6	4.5	7.5	4.65	5.65	6.35	7	7.35

Annual benchmark terms are not published, but are reported in various publications and are not finite. They represent a consensus of the likely average base numbers negotiated by the major players in Asia. One should bear in mind the TC/RC (and historically price participation "PP", not recently applicable, although may well apply again in the future) are the head-line terms, but other terms may well be negotiated and applied, affecting the TC/RC level.[43]

Table 19-3: TC/RC's Spot Terms

Material	2007 Start	2008 Start	2009 Start	2010 Start	2011 Start	2012 Start	2013 Start	2013 Mid-year
TC $/dmt	50	45	80	5 - 10	70 - 80	20 - 30	70	85 - 90
RC ¢/lb	5	4.5	8	0.5 - 1	7 - 8	2 - 3	7	8.5 - 9.0

The spot terms in Table 19-3 generally represent the levels at which traders buy from mines as opposed to the sales by traders to smelters.

Current year-end negotiations for 2014 benchmarks are taking place in a high spot treatment charges environment. It is interesting that 2013 as a whole has been a year in which maintenance shutdowns of custom smelters around the world have been at a higher level than seen in recent years of reducing demand for concentrates. Benchmark charges are expected to rise from current 73 & 7.3 settlement negotiated by BHP Billiton for their mid-year annual negotiations, to 85-90 & 8.5-9.0 range in 2014, more likely towards the upper part of the range.

The general consensus is that increased concentrate production is going to move the level of treatment charges up over the next 2 to 3 years. In China, the government has announced closure of some older smelter capacity which may cause a capacity bottleneck short term.

In looking forward one must expect that treatment charges will need to move towards a level that is long-term economically viable for the smelting industry. There is no doubt that smelter costs are rising and this is very evident in China. Over the last decade the Chinese share of the traded custom concentrate market has increased dramatically and as such Chinese share of smelter capacity increases, it is inevitable that China will seek higher charges.

[43] Selmar assumptions

Some market analysts believe that TC/RCs for the period 2015-2018 could reach around 110 & 11, and then dip a little as more smelting capacity comes on stream and then return to high levels by the end of the decade. Forecasts for benchmark TC/RC's for the next 5 years are shown in Table 19-4.

Table 19-4: Outlook for Annual Contract Concentrates TC/RC's

Material	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Study Consensus Long Term
TC $/dmt	88	95	110	110	100	75
RC ¢/lb	8.8	9.5	11.0	11.0	10.0	7.5

Assuming that most of the increase in future smelting capacity will be installed in China, by 2021 China will be importing more than 60% of the internationally traded copper concentrate, this projection is forecast in Figure 19-3. Under these conditions, Chinese smelting companies will be able to negotiate TC/RCs at the levels listed in Table 19-3, or higher.


Percent of total concentrate internationally traded
%
80
70
60
50
40
30
20
10
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
China
Japan
India
South Korea
Germany

Figure 19-3: Copper Concentrates Top Importers (Source: Alfonso Gonzalez ©)

In looking at levels of charges, as a general statement, where the grades of concentrates are somewhat similar but there is a significant difference in deleterious elements, one would expect that the overall difference in charges will be reflected in the penalty structure and payment terms.

Selmar suggests that without face-to-face discussions with smelters regarding the Caspiche calcine concentrate, a reasonable assumption is to utilize the long-term treatment and refining charges and to apply penalties at the lower end of the trigger points and the higher-end of the dollar penalty amounts used in applied.

The long-term commercial terms assumptions are recommended for the PEA evaluation of Caspiche calcine concentrates are presented in Table 19-5.

Table 19-5: Concentrates – Commercial Terms Assumptions

Item	Unit	Minimum	Maximum	Suggestion
Payable Metal				
Cu Smelter Deduction	%	3.25	4.00	3.50
Au Smelter Deduction	%	2.00	3.50	2.50
Ag Smelter Deduction (Over 30 gt)	%	10.00	10.00	10.00
Commercial Terms				
Cu TC	US$/dmt	80	110	75
Cu RC	US$/lb	6.0	11.0	7.5
Au SRC	US$/oz	6.0	8.0	7.0
Ag SRC	US$/oz	0.4	0.7	0.5
As Penalty (0.1%, As > 0.2%)	US$/dmt	3	8	5
Sb Penalty (0.1%, Sb > 0.1%)	US$/dmt	3	4	4
Ground Transport	US$ /t of conc.	60.0	80.0	64.4
Port storage & loading	US$ /t of conc.	6	16	7.4
Ocean Freight	US$ /t of conc.	50	70	70
Transportation Dore	US$/oz	0.15	0.35	0.25

(*) It should be noted that delivery of concentrates is on the basis CIFFO (Cost, Insurance and Freight, Free Out) smelter ports. Therefore the mine must bear with the costs of delivering the concentrates to the receiving smelter's port, while the buyer is responsible for unloading the cargo and the cost thereof.

For purposes of calculating transportation costs, wet metric tonnes of concentrate were converted to dry metric tonnes assuming the concentrates contain 8% moisture.

19.7 Caspiche Concentrates Marketability

Alquimia has provided certain details relative to the expected annual productions and concentrate assays for both the unroasted flotation copper concentrate and for the calcined concentrates after partial roasting as shown in Table 19-6.

Table 19-6: Caspiche Concentrates Expected Annual Production

Item	Unit	Value
Ore treatment	kt/y	9,850
Flotation concentrate		
Flotation concentrate production	Mt/y	115
Copper grade flotation concentrate	%	25 - 27
Arsenic grade flotation concentrate	%	1.5 - 4.5
Gold grade flotation concentrate	g/t	40 - 60
Calcine concentrate		
Calcine concentrate production	Mt/y	105
Copper Grade in Calcine	%	28 - 30
Arsenic Grade in Calcine	%	0.10 - 0.25
Gold Grade in Calcine	g/t	40 - 70

Selmar is of the opinion that the arsenic content in the flotation concentrate at 1.5% - 4.5% is at a level where very few smelters, if any, would be prepared to accept any substantial quantity.

Notwithstanding this comment, it is possible that smaller lots of uncalcined concentrate could be placed into the market with arsenic levels at 2-4% and sold. Selmar notes that while arsenic levels are a challenge in the concentrates, the gold content is attractive to certain smelters. Currently, Chinese smelters are not competitive for high gold concentrates given internal pricing considerations, although this is expected to change sometime in the future.

On the cost side, while the long term treatment charge assumptions herein still apply for this case, arsenic penalties will be higher. Penalty scales vary based on prevailing market terms, and it should be noted that arsenic penalties are moving towards a two tier structure. Today, it is not unusual to see arsenic penalties of $3 to $5 per 0.1% As over 0.1% As to 0.3% As with additional tiers of penalties being triggered at various points over 0.3% or 0.5% or 1% As of $5 to $10 per 0.1% As. There is no fixed formula and this will very much depend on the market demand at the time relative to the supply of competing concentrates. For evaluation, in order to simplify, it's suggested using $3 per 0.1% As over 0.2% As and $7.5 per 0.1% As over 0.5% As.

Consideration was given to blending high arsenic flotation concentrates with clean sulphide concentrates to be placed as part of a blend shipment and likely markets.

Potential smelter destinations for high arsenic copper concentrates are Glencore Xstrata's Altonorte smelter in northern Chile and the Horne smelter in Canada. However, this group has tended to use such arsenic treatment capacity more for its own internal requirements. The Namibia inland smelter is also a destination for high arsenic concentrates. Logistical costs are high and smelting capacity relatively limited and as a result is not expected to be a long-term home for any substantial quantity.

It is understood that Xstrata's Altonorte smelter in Chile treats high arsenic bearing concentrates up to 1.5% arsenic, particularly from Collahuasi and imports from Antamina and other high arsenic Peruvian sources.

Blending high arsenic concentrates with clean concentrates does not appear to be a viable option due to the very significant volume of clean concentrates required to dilute a 2% plus arsenic content, as well as the sanctity of the blend and the relatively limited market.

Two suppliers of roaster technology, Outotec and Technip successfully completed test work on the Caspiche concentrates, reducing the arsenic content to less than 0.2% while retaining a sulphur content of 25%. There were no copper or gold losses noted during the roasting process. The resulting roaster calcine met a specification that should be acceptable to 3rd party custom smelters.

The use of roaster processes is becoming more common in the industry. Reduction roasting was selected for Codelco's new Mina Ministro Hales (MMH) copper mine in northern Chile and is expected to come on stream during 2014. Selmar understands that MMH flotation concentrate prior to roasting would have an arsenic level similar or higher than that of Caspiche.

From a market perspective, significant additional tonnages of arsenic bearing concentrates from existing arsenic rich mine expansions and new projects are expected to enter the market in the next 5 to 8 years. The largest increase of arsenic in concentrates is expected between 2013 and 2019 coming from new arsenic rich projects and expansions of operational mines including Los Bronces, Mina Ministro Hales (MMH), Collahuasi, Escondida, Los Pelambres, Grasberg, BatuHijau, Oyu Tolgoi, Pascua Lama and Chelopech. Reportedly this could increase the global average arsenic content in copper concentrates from about 0.16% in 2012 to around 0.22% by 2020, a 37% increase, exacerbating custom smelters constraints[44] and hence the need to adapt to this reality.

In simple terms the ability of smelters to process arsenic bearing concentrates has decreased over the last several years, due to a variety of factors including environmental and legislative controls as well as technical factors.

On the legislation side, a good example is the new environmental legislation from the Chilean Ministry of the Environment "Norma de Emisión para Fundiciones de Cobre y Fuentes Emisoras de Arsénico" which is expected to be enacted during 2014. This will not only set new and more stringent limits for smelters on sulphur capture, but also for arsenic and mercury capture requirements as a percentage of actual feed intake as well as total emissions. The new

[44] From Selmar contact with copper industry sources

legislation fixes SO_2 and arsenic capture for Chilean smelters at 95% minimum across the board not only to privately owned smelters such as Altonorte and Chagres, but to state owned Codelco and Enami smelters. As a result, Chilean producers of high arsenic bearing concentrates are being faced with additional challenges as local smelters have less tolerance for arsenic and therefore might be forced to limit such concentrate intake. A preliminary estimate of capital expenditures and operational adjustments by Chilean smelters to comply with this new legislation is $US 1.5 Billion[45]. The time frame proposed for full compliance is 5 years. Particular cost pressure is expected will be put on Enami's Paipote smelter since Enami's social mandate to process small and medium-sized miner's ores and concentrates historically has generated limited operational margins.

The key challenge when addressing the marketability of Caspiche sulphide concentrates is the availability of a sustainable long-term market for the calcined concentrates, given that product quality issues, especially arsenic and antimony impurities are a major concern for the custom smelters world-wide in the current and medium term scenarios. This is an industry issue.

After partial roasting, the residual arsenic contained in Caspiche calcine concentrates is likely to be at a level below 0.2% and antimony at 0.16%. Smelters generally target their feed blend at sub 0.1% arsenic, but accept higher levels if the overall feed can be blended. In the case of antimony, which is becoming more of a concern for the smelting refining process, blend targets for antimony are generally speaking at 0.1% and in the case of several major smelters as low as 0.05%.

The Caspiche calcine concentrate assaying 30% copper has an attractive grade for smelters today as there is a lot of low to medium copper grade concentrates (20% - 25% Cu) coming into the market. These lower grade concentrates however, do not have residual arsenic and antimony levels at or above the penalty trigger points. Given these penalty elements constraints and the somewhat lower than normal sulphur content at 25%, smelters will need to blend the calcine into their feed.

Most smelters look for a sulphur content in the low 30% range and, as a rule of thumb, a balanced concentrate with copper/sulphur/iron content at around 30% in order to provide the right heat blend. Residual sulphur levels in the Caspiche calcine at 25% should not be problematic for smelters, but will depend on the individual smelter plant blend mix. Given the fact that today many concentrates have higher sulphur levels, blending at this level may in fact have advantages to some buyers.

---

[45] Sourced from press report in Diario Financiero, Chile (www.df.cl)

In order not to ship calcine with 0% moisture and incur potential losses and environmental problems due to dust generation, water will be added at the point of origin and there will be no need to pelletize. It should be noted that pelletized concentrates are not widely accepted by smelters and could pose feed issues to the reactors.

Given the chemical quality and assuming no other deleterious elements, Caspiche calcine should be of interest to smelters, but from the physical point of view there likely will be the need to get opinion as to the acceptability of such material. On the basis of preliminary contacts with smelters it would appear that the calcine, once moisture is added back, should be acceptable. Based on other partially roasted experiences, calcine once rewetted should behave in a manner similar to normal sulphide concentrates, provided this is done in a fashion that it prevents calcine from lumping. For reference, this was achieved some years ago at the El Indio roasters with a controlled addition of water in the discharge cooling screw conveyors. Target moisture was 7 to 9%.

Smelters may include provisions in sales contracts to ensure that concentrates are shipped and arrive with moisture levels above agreed minimum, often 6 or 7%, as well as meeting IMO regulations relative to maximum levels. This is to avoid handling problems including dust generation during discharge.

Without any discussion with smelters to ascertain the quantity that can be taken and the cost thereof, in Selmar's opinion, based on the calcine quality supplied by Exeter at about 29% copper, 54 g/t gold, 110 g/t silver, 25% sulphur, arsenic levels of less than 0.2% and antimony levels of 0.16%, it should be feasible to find a sustainable long-term market for such concentrates. Nevertheless, securing long term smelter contracts for arsenic and antimony bearing concentrates is a challenge.

The likelihood is that a greater number of sales contracts will be required for Caspiche calcine than would be the case for cleaner sulphide copper concentrates. While some smelters with precious metals refinery circuits will favour high gold bearing concentrates, this is not true at present for all, particularly for most Chinese smelters.

Selmar recommends that once the PEA is complete, detailed project presentations should be made to smelters to ascertain and quantify potential interest.

19.8 Logistics Load Port Options

Four port options located in Chile's Atacama and Coquimbo Region were identified with potential capabilities for loading Caspiche calcine concentrate shipments in bulk. These ports are indicated in Figure 19-4.


Punta Caldera
Central Castilla
Coquimbo Port

Figure 19-4: Port Options

It should be noted that currently Coquimbo Port, despite the distance from Caspiche Project (570kms), is the single nearest viable shipping option. Punta Caldera and Central Castilla which should be the logical ports for Caspiche are still on the drawing board. The Caserones Project which had initially planned to ship out of Caldera will now be shipping its copper concentrates production 500,000 tonnes per year through Coquimbo Port starting Q2-2014.

Last year, Chile's Supreme Court cited environmental questions in rejecting construction of Central Castilla, a $5 billion thermoelectric plant. The 2,100 megawatt plant is a joint venture of Germany's E.ON and Brazil's MPX Energía SA. Local communities and environmentalist groups have opposed strongly the Castilla Project. Most noticeable "Atacama sin Carbón" group.

Despite above opposition further revised EIA and feasibility studies are under way and the project might be resurrected. No timing has been set.

As the Caspiche Project progresses through the next phase of the feasibility study, Selmar recommends discussions should be held with the nearest ports identified to determine in the first instance potential interest, their viability and how it is intended to handle receipt, storage and loading of calcine concentrates to the vessel without concerns arising as to the integrity of other cargoes.

19.9 Ocean Freight

The assumption is that the calcine concentrates will be shipped overseas mainly to Asia in lot sizes of 10,000 tonnes each and for purposes of this study the most likely destinations are Japan, Korea, China and India. Currently, a substantial part of the concentrates from Chile and Peru to Asia are shipped in lots of about 10,000 tonnes and this is used as basis for this evaluation. However, ultimately market distribution and the quantities sold to various parties will determine the shipment size. Indeed it is likely that from the perspective of loading to vessels, larger parcels will be used but for two or more discharge ports.


Average Spot Rates for parcels of 11,000 wmt concentrates Chile-Peru to North China / Korea / Japan
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00

Figure 19-5: Average Spot Ocean freight rates for concentrates (2002 -2013)

Figure 19-5 illustrates annual spot ocean freight rates for the last 10 years. It is noticeable that over the last 12 years freight rates for concentrates from Chile and Peru to Asia destinations have fluctuated from $ 20 per wmt to an all-time record high level of $ 120 per wmt in 2007-2008. For guidance, up to until 2006, rates averaged $35 to $40 per wmt off the West Coast of South America (WCSA) to Japan and Korea for parcels of about 11,000 wmt. Today, spot rates of $45 to $50 are more the norm.

Selmar received the following comments from a major shipbroker serving the mining industry with branches in South America, including Peru and Chile, on current ocean freight rates from WCSA to the Far East:

"WCSA Spot Japan, Korea and North China parity is about:

		PERU	CHILE
•	*basis 20,000 wmt*	*: US$ 41 – 47*	*US$ 43 - 49*
•	*basis 15,000 wmt*	*: US$ 42 – 48*	*US$ 44 - 50*
•	*basis 10,000 wmt*	*: US$ 43 – 49*	*US$ 45 - 51*
•	*basis 5,000 wmt*	*: US$ 50 – 56*	*US$ 52 - 58*

Cargo discharged South China, but not south of Huangpu, would incur a lumpsum premium of about $70,000 per shipment and for cargo discharged South of China, but not south of Fangcheng, this would be a lumpsum of about $ 100,000 per shipment."

Ocean freights have been discussed with several major ship-owners serving the mining industry to world-wide destinations. Consensus view is that freight rates will not return to the high levels experienced in 2007-2008 and the current level of rates could be sustained depending on the price of fuel oil. Supporting this view is the fact that currently the availability of Handysize and Handymax bulk carriers, typically used for concentrates shipments, significantly exceeds the demand. It is noticeable that during the mineral boom periods, shipping companies aggressively built vessels to transport growing volumes of dry bulk minerals in the expectation of a continued World growth trend.


OVERLAY ▾ INDICATORS ▾ ANNOTATIONS ▾ SETTINGS ▾
1D 1W 1M 3M 6M 1Y 3Y 5Y YTD
[?] Add a Comparison Add
BDIY:IND
Open 1578.00
High 1578.00
Low 1578.00
Close 1578.00
Print
500K
400K
300K
200K
100K
03/25/2014
SEF 2010 MAY SEF 2011 MAY SEF 2012 MAY SEF 2013 MAY SEF 2014

Figure 19-6: Baltic Dry Index (2009 -2014)

Figure 19-6 with latest five years Baltic freight indices sourced from Bloomberg[46] reflects the general overall market trend in that ship hire costs have halved from the peak levels of 2009 and early 2010. Growing ship supply is set to cap dry bulk freight rate gains in the coming months, with economic uncertainty, a financing squeeze and a slowdown in China adding to headwinds.

Freight rates from West Coast South America (WCSA) routes show almost same pattern adjusted for regional incoming trade and considering that concentrates are typically shipped overseas in Handysize and Handymax bulk carriers.

In summary, for the purposes of the PEA evaluation and assuming that there will likely be more than one destination port in Asia for calcine concentrate shipments, an average long term ocean freight rate of $ 55 per wet metric tonne for parcels of 11,000 wmt in constant 2014 dollars is suggested.

---

46 Sourced from www.bloomberg.com and press report

19.10 Doré Metal Market

This market is very competitive and in many cases payable metals approaches 100% of the analytical contents and there is not a great deal of variance in terms between refineries. This situation is expected to continue in the foreseeable future.

Selmar suggests the following terms are used for purposes of doré metal evaluation:

- Gold return rate : 99.7% of the analytical fine gold content
- Silver return rate : 98.5% of the analytical fine silver content
- Treatment charge: $ 0.50 per oz gross weight received
- Transport and insurance: $ 4,700 per shipment; basis consignments of 200 kilos.

Above fees include: Transport from mine site to Santiago, customs clearance, international air freight, reception in Zurich's airport, customs clearance, ground transportation to the refinery in Switzerland and 100% insurance coverage door to door.

The long term gold price consensus assumptions seen in the market recently for major projects are in the $ 1,200 to $ 1,500 per ounce range.

In this connection, Selmar was not asked to provide the detailed assessment of the expectation for gold prices, however Table 19-7 presents Research Analyst Metal Prices for the outlook for gold and is at the upper end of the various consensus prices assumptions referred to above.

Table 19-7: Analysts' Consensus for Gold Price 2012 – 2017 and Long Term (Source: Scotiabank)

Analyst	2013	2017	2015	2016	2017	Long Term
BMO	1,425	1,275	1,200	1,200	1,200	1,200
Canaccord Genuity	1,426	1,327	1,337	1,357	1,357	1,357
CIBC	1,395	1,350	1,300	1,200	1,200	1,200
Cormark	1,440	1,400	1,400	1,400	1,400	1,400
Credit Suisse	1,400	1,180	1,200	-	-	1,300
Deutsche Bank	1,432	1,338	1,325	1,400	-	-
Dundee	1,408	1,393	1,425	1,375	-	-
Haywood	1,425	1,400	1,400	1,400	1,400	1,400
Jennings	1,400	1,500	1,500	1,500	1,500	1,500
J.P. Morgan	1,430	1,414	1,450	-	-	1,500
Macquire	1,385	1,294	1,288	1,390	1,440	1,250
Morgan Stanley	1,409	1,313	1,300	1,275	1,250	1,348
National Bank Financial	1,414	1,300	1,500	1,700	1,400	1,400
RBC	1,430	1,400	1,400	1,400	1,400	1,400
Raymond James	1,420	1,400	1,400	1,400	1,400	1,200
Selman	1,419	1,300	1,350	1,350	1,325	1,325
Scotiabank	1,427	1,300	1,400	1,500	1,300	1,300
Societe Generale	1,400	1,125	1,100	1,050	1,000	900
Stonecap	1,500	1,500	1,400	1,350	1,350	1,350
TD Securities	1,432	1,350	-	-	-	1,300
Wilson HTM	1,675	1,689	1,606	1,480	1,390	1,200
Average	**1,433**	**1,359**	**1,364**	**1,374**	**1,332**	**1,307**

20 ENVIRONMENTAL STUDIES, PERMITTING SOCIAL OR COMMUNITY IMPACT

Exeter has completed a number of environmental campaigns to generate a suitable Environmental Baseline Study (EBS) to support a future project Environmental Impact Study (EIS) for the Caspiche Project. The main contractor used for the compilation of this EBS was IAL Ltda. (IAL) of Santiago, Chile. In July 2011, Exeter´s locally registered entity; SCM Eton contracted Arcadis Chile (Environmental Division) to carry out a gap analysis of the developed Caspiche EBS. The objective of this analysis was firstly to confirm all legally required elements had been included and secondly to expand the EBS to include the potential footprints of the project options. Arcadis Chile has extensive national and international experience in development and management Base Line Studies (BLS) and environmental impact studies (EIS) for mining projects, with special expertise in the Region of Atacama where the Caspiche project is situated.

The base line studies which have been completed to date were based on the project considered as part of the 2012 prefeasibility study [47] which considered a large open pit and associated tailings dam and infrastructure to develop this mining and processing scenario. As such, on review of the base line study work completed, it is the opinion of the authors that this is still valid for the large operation considered in the 2012 PFS and also meets the needs of the project considered in this PEA.

In the context of the Preliminary Economic Assessment specific environmental studies have been identified which are required for each of the options under evaluation. Table 20-1 summarizes the list of studies which must be completed to complement the existing baseline as part of the Environmental Impact Assessment (EIA) before the document can be submitted for review and approval by the appropriate Chilean authorities. In addition to those items summarized, recent changes in legislation require community participation and public audiences to explain the project development. These must be completed for both indigenous and non-indigenous communities in the area of influence.

[47] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

Table 20-1: Required Environmental Studies

Component	Activity Proposal
Hydrology	Continue monitoring of surface water, extending to the areas that have not been sampled, replacing points that have been dry during previous sampling periods, and adding, for the same purpose additional sampling points.
Hydrogeology	Develop further groundwater sampling, ideally in areas where potential recipients are located (eg. CCRJ summer encampments). The proposed sampling includes 5 points along the Aguas Blancas River valley. Detailed Hydrogeology is required for dewatering program. (pit areas)
Geology	In order to define potential future Acid Rock drainage (ARD), analysis of the waste rock by ABA and humidity cell techniques is recommended.
Jotabeche Glacier	Dust and other environmental modelling need to be completed to determine the impact of the project on the Jotabeche glacier.
Archaeology	Once location of project facilities has been defined an intensive archaeological baseline of the area to be affected must be completed.
Anthropology	Once location of project facilities has been defined, an analysis of Convention No. 169 of the ILO (Sept. 2009) must be undertaken, which aims to present the project to the indigenous communities.
Biological Issues (Flora, Fauna and Limnology)	Once location of project facilities has been defined an intensive flora and fauna baseline of the area to be affected must be completed. This will be completed in parallel with the water sample monitoring program. Two limnology campaigns are required during the next season.
Use of the Soil	Once location of project facilities has been defined an intensive soil characterization and use of soil programme for the areas to be affected must be implemented.
Development of EIA	To present the EIA to the environmental assessment authorities, a document, completing a total of 9 chapters (within which is found the Environmental Baseline) must be prepared. Once the project facilities have been defined, the environmental studies required to complete the Environmental Baseline must be developed.

The EBS was designed to meet relevant local and international legislation, and contains:

- Principal Environmental findings
- Environmental and social issues of the project
- Socio-economic potential impacts and closure, and
- Closure / abandonment stage.

The studies were completed over a continuous 12 month period between mid-2009 and mid-2010. A seasonal water monitoring campaign of the area continues as part of the ongoing surface water quality programme.

A series of methodological steps were completed to fulfill the objectives and achieve the correct characterization of the environmental elements.

20.1 Principal Environmental Baseline Findings

20.1.1 Physical Environment: Climatic Characterization

The mountain range of the Atacama Region, from a bioclimatic point of view is in a transition area between two regimes; the first with rainfall during summer months and the second with winter rainfall and summer droughts. The general trend in the area is a desert influence with snow precipitation and high evaporation.

Caspiche local conditions from the weather station installed at the camp, show an average temperature of 6.43 °C, with minimum average in July of -6.24 °C, and maximum average in March of 17.08 °C. Wind gusts average 3.85 m/s in a north-west direction, predominantly from the north. Maximum wind intensities were recorded in September/October, and minimum in the months of April, May, June and July.

Maximum annual rainfall recorded in this sector was 23.2 mm (registered in 2009). Approximately 50% of rainfall is concentrated between May, June and July; the remaining 50% in the months of January and February.

20.1.2 Physical Environment: Main Geomorphological Units

The Quebrada Aguas Blancas basin is located between the southern sections of the foothills of Domeyko formation associated with Nevado Jotabeche with an elevation of 5,802 m.a.s.l. and the confluence of the Aguas Blancas River with Quebrada Seca, a distance of approximately 25 kilometres downstream of the Nevado Jotabeche and at an approximate elevation of 3,100 m.a.s.l. The Quebrada Aguas Blancas basin has a number of landforms associated with glacial and fluvial processes.

20.1.3 Physical Environment Soil, characterizations and applications

There are clear limitations on conditions of soil formation processes in the area. One of the key factors corresponds to the climate variable, which severely limits the accumulation of organic matter generated by the soil, so most of the forming processes have a geological formation, either by weathering or gelifraction.

There are low and flat areas, where vegetation formations have been generated (meadows and wetlands), with azonal features that have allowed the development of some soils with organic characteristics.

Soil use at the regional level is characterized by low agricultural capacity, except for the cultivated valleys of the region. In terms of land use, the greatest potential of the region corresponds to mining.

20.1.4 Physical Environment: Hydrology

The Project is located in the Aguas Blancas River System, which is a tributary of the Figueroa River. This sub-basin has a runoff orientation of SE – NW and drains an area of approximately 20,402 ha. The area affected directly by the Project is located at the head of this sub-basin, specifically in a first order system called "Quebrada Yeguas Heladas." Exeter has developed hydrochemical characterization and analysis of water quality in the project area on a seasonal basis from mid 2009, completing a total of 7 monitoring campaigns.

As it descends through the sub-basin, water quality progressively deteriorates. Elevated values of sulphates, total iron, total copper and pH were recorded in the middle and lower sections of the basin. These parameters substantially exceed the permitted limits for environmental standards, especially sulphates and total iron, which are characteristic of sites where projects and mining processes could be developed.

The majority of the water sampled has high turbidity values; a great deal of purification and other processes are required to meet the relevant standards for drinking water.

Analysis of pH identified two grades of waters. The first corresponds to those categories ranging from "4" to "6" (according to Nisbet and Verneaux 1970), the qualities of these varies from neutral to alkaline neutral. The second group exhibits the most extreme behaviour, either with a high acidity or alkalinity.

20.1.5 Biotic Environment: Flora and Vegetation

The area is inserted in a transition zone between the High Andean Steppe Region, Sub-region Mediterranean Andes, High Andean Steppe Formation of Doña Ana Mountain Range and the Desert Region, Sub-region Andean Desert, Formation of desert steppe of El Salvador (Gajardo, 1983 and 1994).

The highest proportion of vegetation within the study area corresponds to a tall thorny shrub of Adesmia hystrix which has a vertical structure and density that varies according to different physiographic positions; and an herbaceous perennial stratum of Stipa atacamensis and / or Cristaria andicola.

The study recorded 83 species of local flora, all of which are native. None of the species identified have known conservation problems. The sectors of water azonal vegetation, consisting of meadows and wetlands, must be considered because these ecosystems are relevant for local sustainability, wherein the biological diversity is quite restricted.

20.1.6 Biotic Environment: Fauna

In parallel with the Andean desert conditions, and low and sparse vegetation, the fauna present in the studied area is scarce. The current inventory of invertebrates and / or potentially present invertebrates in the area comprises a total of 51 species, 50 native and one introduced. The native species include two endemic species. Of these, there are two species of reptile, 40 birds (25 passerines and 15 non-passerines) and nine species of mammals (three carnivores, one artiodactyl, five rodents and lagomorphs), 35 species were observed directly in the field during the four campaigns.

Birds are the most diverse group with 40 species, followed by mammals with nine taxa. Despite the existence of bodies of water, amphibians were not observed, they are recorded in lower areas of the basin but not in the high mountains. Almost all species are distributed in various regions of the country and there are only two species of reptiles endemic to the Atacama Region, Liolaemus juanortizi, and Liolaemus rosenmanni.

National regulations define two complementary means of defining protected species; the Regulations for Classification of Wildlife Species and the Hunting Law. None of the invertebrates recorded are cited by the Regulations for Classification of Wildlife; however according to the Hunting Law (SAG, 2008) the conservation status of species observed is as follows:

- Reptiles: Liolaemus rosenmanni (Vulnerable) y Liolaemus juanortizi (Critically Endangered);
- Birds: Tinamotis pentlandii (Endangered), Chloephaga melanoptera (Endangered), Vultur gryphus (Endangered), Attagis gayi (Vulnerable);
- Mammals: Puma concolor (Critically Endangered, SAG 2008; Near Threatened, DS 151/2006 MINSEGPRES), Pseudalopex culpaeus y Pseudalopex griseus (Near Threatened), Lama guanicoe (Critically Endangered) y Lagidium viscacia (Critically Endangered).

Colonies of Ctenomys sp. are distributed over a wide area within the project area, including the sectors of exploration, access road, meadows, and Quebrada Yeguas Heladas, and are always associated with a low scrub thorn bush of Adesmia echinus and tussocky grass, Stipa atacamensis.

The project area is not mentioned in either the Red Book of Priority Sites for Conservation of Biodiversity in Chile, or among those highlighted by the National Biodiversity Strategy.

20.1.7 Description of Socioeconomics-Cultural Environment: Demography

The regional population concentration is largely urban, 83.9% of the population in the area live in cities or towns with Copiapó and Vallenar holding the largest demographic weight.

Due to the specialization in activities related to mining and agriculture, the population is predominantly male, with a M/F sex ratio higher than the national average 103.16 for the region, compared to 97.12 for the country; this situation is exacerbated in rural areas.

The district of Las Juntas, where the project is located has a population density of 0.091 inhabitants per square kilometre which demonstrates how sparsely inhabited the project area is. Despite the small size of the population, its presence is important, as it is associated with the indigenous Colla communities of the River Jorquera (CCRJ) who are dedicated to pastoral activities mainly through migration cycles.

In terms of productive activities, whilst at the regional level mining is the main contributor to regional GDP activity with 39%, in terms of labour demand it only accounts for 10%; agriculture, accounts for 19% employment, for a contribution to regional GDP of 10%.

20.1.8 Historical and Archaeological Heritage

Information sources confirm that the project area does not contain national monuments, zones of historic or special interest, national parks or other historical or archaeological heritage sites. However, the survey identified and recorded 41 archaeological items, 25 of them in the direct influence area of the project.

20.1.9 Anthropology

Since exploration activities of the Caspiche Project started, Exeter has developed a relationship with the neighbouring Colla Community at Jorquera River (CCRJ) and its tributaries. Exeter has also signed formal agreements with other indigenous communities such as the Paiote to the north of the project, who are outside the area of influence of the main project but who may be impacted by infrastructure items such as water pipeline.

Guidelines have been established which define the project objectives, and the principles of coexistence and respect for the heritage and Colla indigenous culture. Exeter and the community have fixed goals to work together via formal documents and agreements. Technical groups meet with the participation of the National Corporation of Indigenous Development (CONADI) and representatives of CCRJ to discuss issues such as the environment and others.

20.2 Summary of Main Environmental and Social Issues for the Project

From the Environmental Baseline Studies completed to date, it is possible to conclude that the points of sensitivity of the project area correspond to the following:

- The data obtained from geological components, water quality and climate and weather indicate the possible generation of acidic water. This is mainly due to strong presence of sulphur in the composition of rocks of volcanic origin, in the Basin of Aguas Blancas River

- The results of the water analyses indicate a progressive deterioration of water quality as the water flows downstream to the sub-basin, highlighting elevated values of sulphates, total iron, total copper and pH. This is important as the project will be located in the upper basin

- The existence of threatened fauna in the area of influence of the Project

- Flora and vegetation, are relevant to the functioning of ecosystems, especially those relating to water azonal vegetation, the project execution plan must take measures to reduce the risks to these communities

- As a landscape and scenic resource, the most important point is the current proposed Sendero de Chile route where mine activities may have an impact on the area's current visual quality with a resource loss or significant alteration of the landscape and / or touristic values. Mitigation or compensation measures in the future must be considered

- The eventual overload on the infrastructure systems of major urban centres is the most important issue with regard to equipment and infrastructure components

- Archaeological sites identified are unique evidence of past activities and correspond to national monuments, it is necessary first to avoid development of any type of work that can generate partial or total destruction of the sites and make all efforts to ensure their preservation

- The anthropological issue must take into account the existence of two villages that are used during the summer by some family groups of the CCRJ. Although they are not permanently inhabited structures these areas should be considered as significant to the Colla lifestyle and their nomadic character. The same consideration should be given to the meadows and slopes along the gully of the Aguas Blancas River that are used throughout the year by the community's livestock.

20.3 Socio-economic Potential Impacts

Socioeconomic impacts linked to the Project are expressed in the first instance by the location of the area, which houses 15.2% of the existing indigenous population in the Atacama Region. In the area of direct influence of the Project, the CCRJ located in the area of the Jorquera River and its tributaries are the main community impacted. This community has a native-like organization covered by law 19.253 and is a legitimate interlocutor as the project advances.

The Colla community is spread over a large area of foothills and mountainous uplands and also has a presence in the urban areas of the region. The communities in the rural areas have a low population density, but own an area of 10,000 ha granted adjacent to seasonal water courses. Due to their nomadic culture, employment in the area changes with the season, from lowlands to highlands, in a cycle determined by the presence and absence of snow, and the growth of vegetation.

Livestock farming is the main economic activity of the community, together with ancillary activities to support the local consumer base. This is reflected in each household that produces similar products for different purposes, in some cases there is a market for the product, while in the majority of cases the product is intended for family consumption.

There is no rural school for the CCRJ and other nearby communities, resulting in migration to urban areas. Health infrastructure is represented by a primary care clinic providing a monthly round of medical and dental care.

Possible local project impacts expected are:

- Impact on meadows and wetlands of the area and associated fauna, essential for economic and ancient-cultural development of the Colla people. This is due to the high pressure which mining projects such as Caspiche and others in the area would subject the territory to as they are developed and operated

- Increase in atmospheric emissions of suspended material produced by the mining process and vehicular traffic. This may eventually affect people in the immediate area (primary standard of air quality) as well as flora and fauna (Huasco secondary reference standard). This negative impact may be mitigated through the implementation of measures to control emissions

- Increase of traffic flow which could result in the death or injury of animals or members of the community. This can be mitigated by speed control and strict monitoring of internal driving rules of the company and national regulations in force

- Impact on the quality and quantity of water resources. Sustainable exploitation of this resource is maintained through a secure water flow approved by the competent authority. The water source to be used ensures there is no significant impact on the current users

- Impact on winter and summer grazing areas that feed the animals due to traffic of light and heavy vehicles, water use, and mining activities

- Impact on archaeological sites that could eventually be given the status of ancestral occupation of the territory. These sites may be affected by mining activity. To ensure that the archaeological history of the area is not be impacted by future mining infrastructure, artefacts to be impacted should be rescued (Law 17.288; Ministry of Education, MINEDUC)

- Impact on local economic activity. The loss of territory for migration and grazing of livestock and possible impact of meadows and wetlands used for summer pasture and winter activities that care for and feed livestock will have a negative impact. However, development of the Project will generate a significant positive impact on employment levels and the local economy

20.4 Closure and Abandonment Stage

20.4.1 Closure Plan

An essential part of the Project is the development of a closure plan that outlines activities for decommissioning and mitigation of impacts during operation and closure. The preparation of a closure strategy prior to the development of the Project is an integral part of the closure design process. This approach to project planning recognizes that mining represents a temporary use of land and that appropriate closure of the operation is in line with the sustainable use of available resources.

The project closure plan will focus on safety, stabilization of the land surfaces, post mine utilization of facilities and structures and protection of the environment. Since the Project is located in an extreme arid, high altitude environment, re-vegetation is considered impractical and not conducive to the surrounding environment

In Chile, there are clear and precise rules regarding the closure of mining facilities (Regulation on Mine Safety No. 72. section 5), which indicate the activities required to carry out the closure of a mining project. The following is a summary of the objectives of the Regulation, as well as the activities listed.

- Ensure that the remaining facilities will not affect human health or degrade the environment

- Ensure maintenance of physical stability and that the areas affected by mining activities are in stable condition at the closure of the project

- Ensure the maintenance of stability associated with chemicals in the long term, in order to reduce effects on biological diversity and to avoid endangering public health and safety

- Ensure environmental components, both surface and underground are not affected as a result of the closure.

The following sections present a description of the proposed closure activities that will be developed for each project. To the extent possible, closure will be concurrent with the mining activities, with final closure occurring once mining ceases. Post closure monitoring will also take place to document and ensure proper reclamation of all impacted areas.

Oxide Project

- Open pit Closure Plan: Once the open pit has reached ultimate surface area, a safety berm and/or fencing will be installed to deter access

- Waste dump Closure Plan: Physical and chemical stabilization of the waste rock materials and the rehabilitation of the habitat. Handling of runoff surface in order to avoid flushing of sedimentary material and infiltration control to prevent pollutants transport, such as acid drainage into groundwater. Slope stability measures implemented

- Leach pad Closure Plan: Construction of interceptor dikes and rainwater run-off channel. Ensure slope stability of heap leach and waste deposit. Cover with waste and natural soil or other material. Compact and definition of surface slope. Heap leach pad is neutralized

- Mineral Processing Facilities Closure Plan: Decommissioning and demolition of industrial structures related to the mine support and processing areas of the Project, such as:

    - Electromechanical installations/equipment decommissioning and removal from the project site

    - Dismantling of internal metallic structures

    - Removal of insulation materials

    - Disassembling of structural steel beams and joists

- Mine Site Roads Closure Plan: After operations cease, the mine haul roads are to be decommissioned. All other site roads are to be left in place and used as access for facility monitoring during and after closure

- Safety and Security: Site security during the early years of closure will be an important concern, with varying numbers of contractors and workers onsite, and fewer mine employees overseeing the Project. Security measures may include the use of lockable gates and signs, as well as regular security checks

- Final Closure and Environmental Monitoring: Monitoring plan consists of several actions focussed on checking that environmental and safety conditions are within the limits set by current regulations and to check that the closure plan returns the area to environmental conditions similar to the baseline

- Schedule: Development of a follow-up and monitoring programme of relevant variables associated with safety and the environment after closure and abandonment of the mining works

- Closure Cost Estimate: A cost estimation of the proposed closure plan, according to law 20.551, Art. 13 has been included in the financial evaluation of the Project.

Sulphide Project

- Underground Mine Closure Plan: Should consider the following aspects to the closure plan of the underground mine:

    - Evaluate eventual generation of acidic waters and minimize their impact on water bodies. Minimize the infiltration of water

    - Permanent closure of all access to the stopes or galleries. Warning signs

    - Closure of all roads for non-public use leading to mine

    - Partial or total backfill of the mined stopes and galleries.

- Tailings Storage Facility Closure Plan: The following measures have been considered for closing of the tailings storage facility:

    - Installation of a layer of granular material on the surface of the tailings, a geomembrane will be placed over this layer and, finally, a new layer of granular material will be placed

    - Reparation and adaptation of freshwater diversion channels

    - Repairing perimeter channel so that it will resist flash floods.

- Implementation of a canal over the tailings pond destined to carry the contributing waters in case the interception works or perimeter canal are insufficient for this purpose
- Construction of retaining walls via rock fills, installed at the foot of the slope to improve the stability.

- Mineral Processing Facilities Closure Plan: Decommissioning and demolition of industrial structures related to the mine support and processing areas of the Project, such as:
    - Completion of all electromechanical installations/equipment decommissioning and removal of such equipment from the project site
    - Dismantling of internal metallic structures
    - Removal of insulation materials
    - Disassembling of structural steel beams and joists

20.4.2 Post-closing Stage or Abandonment

After the closure, it is necessary to follow and monitor all environmental and physical variables, with the purpose of verifying the correct performance of the plan and if any contingent event were to happen, adopt the necessary corrective measures.

21 CAPITAL AND OPERATING COSTS[48]

21.1 Introduction

The capital and operating cost estimates for the PEA were developed in Chilean Pesos (CLP) and United States Dollars (US$) according to source currency of costs. The exchange rate (CLP/US$) used is 540. All costs for the PEA are estimated as of the Effective Date of this Technical Report. All cost projections are presented on a nominal dollar basis.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

The capital and operating cost estimates for the 2012 Prefeasibility Study reflected in section 21.6 and discussed in Chapter 24 were developed as described in section 21.6 and differ from those used in the PEA. The capital and operating costs reflected for the 2012 PFS were reviewed and validated as described in Chapter 24.

21.2 Capital Cost Estimate

Capital cost estimates were completed for the three primary options and two secondary options as follows:

- **Option 1:** 30 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching
- **Option 2:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd **open pit** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
- **Option 3:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd **underground** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

---

48 For more information regarding cautionary forward looking statements the reader is directed to section 1.2 of this Technical Report

- **Option 4:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd **open pit** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

- **Option 5:** 27 ktpd **underground mine** for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular format this is illustrated as follows:

Table 21-1: Options Summary

Option	Oxide heapleach 30ktpd	Oxide Heapleach 60ktpd	Sulphide Open Pit 27 ktpd	Sulphide Open Pit 12 ktpd	Sulphide Underground 27 ktpd
Option 1	YES				
Option 2		YES	YES		
Option 3		YES			YES
Option 4		YES		YES	
Option 5					YES

Capital cost estimates are composed of the following:

- Direct cost of construction and assembly: Acquisitions of equipment supply, labour, auxiliary equipment for construction and building materials are considered

- Indirect project costs: Transportation and equipment insurance, general spare parts, vendor's representatives, detailed engineering, EPCM, start up and owner costs are considered

- Contingency estimation based on Direct Cost plus Indirect Cost

- Sustaining capital is defined as that required to maintain operations and may include capital spent on expansion or new infrastructure items such as the tailings dam

- Deferred capital is that required to complete an expansion in the mine and process plant.

Table 21-2 to Table 21-4 summarize initial, deferred and sustaining capital cost requirements.

Table 21-2: Capital Costs Summary– Option 1

Area	Initial US$ M	Sustaining US$ M	Total US$ M
Mine Direct & Indirect Costs	**36**	**6**	**42**
Prestripping	13	0	13
Dispatch	1	0	2
Other Investments	9	4	12
Leasing	13	2	15
Oxide Plant Direct Costs	**120**	**58**	**178**
Crushing	16	0	16
Leaching	29	58	87
ADR	12	0	12
Reagents	1	0	1
Infrastructure	16	0	16
Power supply	3	0	3
Water supply	43	0	43
Plant Indirect Cost	**54**	**11**	**65**
Contingency	**41**	**18**	**59**
Mine	6	1	7
Plant	35	17	52
Total Cost	**251**	**93**	**344**

Table 21-3: Capital Costs Summary – Option 2

Area	Initial US$ M	Sustaining US$ M	Total US$ M
Mine Direct & Indirect Costs	**37**	**68**	**105**
Prestripping	13	0	13
Dispatch	1	1	3
Other Investments	8	18	26
Leasing	15	48	62
Oxide Plant Direct Costs	**204**	**76**	**280**
Crushing	21	0	21
Leaching	49	76	125
ADR	13	0	13
Reagents	1	0	1
Infrastructure	17	0	17
Power supply	14	0	14
Water supply	88	0	88
Sulphide Plant Direct Costs	**0**	**506**	**506**
Crushing	0	18	18
Grinding	0	73	73
Flotation	0	26	26
Concentrate handling	0	9	9
Tailings handling	0	128	128
Roasting	0	150	150
CIL	0	19	19
Reagents	0	1	1
Infrastructure	0	14	14
Power supply	0	64	64
Water supply	0	4	4
Plant Indirect Costs	**66**	**135**	**201**
Oxide Plant	66	14	80
Sulphide Plant	0	121	121
Contingency	**65**	**141**	**206**
Oxide Plant	59	23	82
Sulphide Plant	0	108	108
Open Pit Mine	6	11	16
Total Cost	**371**	**926**	**1,297**

Table 21-4: Capital Costs Summary – Option 3

Area	Initial US$ M	Sustaining US$ M	Total US$ M
OP Mine Direct + Indirect Costs	**38**	**16**	**54**
Prestripping	11	0	11
Dispatch	1	0	2
Leasing	12	8	21
Other Investments	13	8	21
UG Mine Direct + Indirect Costs	**15**	**622**	**638**
Mine Equipment	2	171	172
Operational Expenses	2	44	46
Labour	5	34	39
Development	2	73	75
Infrastructure	0	84	84
Other Investments	2	81	83
Leasing	3	102	104
Crusher & Conveyors	0	34	34
Oxide Plant Direct Costs	**204**	**56**	**260**
Crushing	21	0	21
Leaching	50	56	106
ADR	13	0	13
Reagents	1	0	1
Infrastructure	17	0	17
Power supply	14	0	14
Water supply	88	0	88
Sulphide Plant Direct Costs	**0**	**500**	**500**
Crushing	0	12	12
Grinding	0	73	73
Flotation	0	26	26
Concentrate handling	0	9	9
Tailings handling	0	75	75
Roasting	0	150	150
CIL	0	19	19
Reagents	0	1	1
Infrastructure	0	17	17
Power supply	0	64	64
Water supply	0	55	55
Plant Indirect Costs	**62**	**136**	**198**
Oxide Plant	62	12	74
Sulphide Plant	0	124	124
Contingency	**69**	**249**	**319**
Oxide Plant	59	17	76
Sulphide Plant	0	102	102
Open Pit Mine	7	3	10
Underground Mine	3	127	131
Total Cost	**388**	**1,580**	**1,968**

Table 21-5: Capital Costs Summary – Option 4

Area	Initial US$ M	Sustaining US$ M	Total US$ M
Mine Direct & Indirect Costs	**37**	**42**	**78**
Prestripping	13	0	13
Dispatch	1	1	2
Other Investments	8	18	26
Equipment Rebuild	0	3	3
Leasing	15	21	35
Oxide Plant Direct Costs	**204**	**69**	**273**
Crushing	21	0	21
Leaching	49	69	119
ADR	13	0	13
Reagents	1	0	1
Infrastructure	17	0	17
Power supply	14	0	14
Water supply	88	0	88
Sulphide Plant Direct Costs	**0**	**228**	**228**
Crushing	0	16	16
Grinding	0	45	45
Flotation	0	18	18
Concentrate handling	0	8	8
Tailings handling	0	99	99
CIL	0	16	16
Reagents	0	1	1
Infrastructure	0	16	16
Power supply	0	7	7
Water supply	0	3	3
Plant Indirect Costs	**62**	**103**	**165**
Oxide Plant	62	15	77
Sulphide Plant	0	89	89
Contingency	**65**	**94**	**159**
Oxide Plant	58	21	79
Sulphide Plant	0	66	66
Open Pit Mine	6	7	13
Total Cost	**368**	**537**	**903**

Table 21-6: Capital Costs Summary – Option 5

Area	Initial US$ M	Sustaining US$ M	Total US$ M
UG Mine Direct + Indirect Costs	**193**	**444**	**637**
Mine Equipment	18	154	172
Operational Expenses	46	0	46
Labour	39	0	39
Development	37	38	75
Infrastructure	15	69	84
Other Investments	25	58	83
Leasing	13	92	104
Crusher & Conveyors	0	34	34
Sulphide Plant Direct Costs	**487**	**16**	**503**
Crushing	10	2	12
Grinding	73	1	74
Flotation	21	5	26
Concentrate handling	9	0	9
Tailings handling	66	9	75
Roasting	150	0	150
CIL	19	0	19
Reagents	1	0	1
Infrastructure	18	0	18
Power supply	64	0	64
Water supply	55	0	55
Plant Indirect Costs	**127**	**6**	**133**
Contingency	**139**	**95**	**234**
Sulphide Plant	99	4	103
Underground Mine	40	91	130
Total Cost	**947**	**560**	**1,507**

Direct costs were estimated using:

- Material take-offs (MTOs) based on preliminary layouts, process flow diagrams, and topographic information
- Historical data
- Allowances based on similar projects

Table 21-7 shows unit construction costs considered. Table 21-8 shows Chilean high-altitudes mine pay scales.

Table 21-7: Main Unitary Construction Costs

Item	Unit	Value US$
Earthworks		
Massive excavation - Gravel	m^3	7.00
Massive excavation - Soil	m^3	5.00
Excavation - Top soil	m^3	4.00
Basal improvement	m	12.00
Massive filling	m^3	8.00
Gravel layer	m^3	25.00
Earthwork - Cut	m^3	10.00
Earthwork - Fill	m^3	10.00
Covers		
HDPE liner 40 mils (1 mm)	m^2	5.50
HDPE liner 60 mils (1,5 mm)	m^2	8.00
Geonet (5 mm)	m^2	4.50
Geotextile (400 gr/m²)	m^2	4.50
Granular coating	m^3	20.00
Drainage material	m^3	15.00
Steel		
Carbon Steel	kg	3.00
Structural Steel	kg	3.00
Pipes		
Carbon Steel - Pipes	kg	6.00
Concretes		
Concrete Slab	m^3	1,200
Concrete foundations	m^3	1,600

Table 21-8: Chilean High Altitude Pay Scale

Position	Annual Wage kUS$
Plant Superintendent	185
Metallurgical Planner	120
Metallurgical Engineer	80
Operation Supervisor	102
Maintenance Supervisor	102
Operator	42
Maintenance	42
Technician	32
Administrative	23

21.2.1 Mine Capital Costs

The estimated open pit mine capital cost includes the following items:

- Shop tools
- Initial spare parts
- Engineering and geology equipment
- Mine preproduction development expenses
- Major and support equipment
- Roads construction
- Mining software and computers
- Survey and geology equipment.

The open pit mine capital costs estimate does not include the following mine physical structures:

- Fuel and lubricant storage facilities
- The mine shop, offices, and warehouse
- Explosive storage facilities.

Underground mine capital cost includes:

- Services infrastructure
- Main haulage
- Belt conveyor and sizer excavations
- Ventilation and dewatering system
- Mining development
- Main and support mine equipment
- Electrical infrastructure and instrumentation.

Open Pit

The equipment capital estimate is based on the equipment acquisition schedule shown in Section 16. Prices for all major pieces of equipment have been obtained from budgetary quotations, these prices are shown in the following table and include price ex-factory and total cost of the equipment on site and ready to work.

Table 21-9: Equipment Prices (USD)

Equipment	Price US$ M
FEL 994	5.52
FEL WA 1200	4.97
Hydraulic Shovel PC 4000	7.01
Haul Truck 785	2.97
Haul Truck 730E	3.35
Diesel Drill PV 351	3.60
Diesel Drill DM-6290	1.54
Support Drill DP 1500	0.63
Bulldozer 1 D10	1.58
Wheeldozer 1 834H	1.29
Motorgrader 1 16M	1.00
Water Truck 777F	2.17

Main equipment is considered to be acquired via leasing agreements with 30% of the total equipment value, which is expected to be paid as an initial payment, included as initial capital cost.

Other minor costs such as the dispatch system, computers, software, spare parts, survey and geological equipment and light vehicles have also been included as capital costs.

The following activities would be developed before pit production starts and were also included in the cost estimate of the mining area:

- Accesses and prestripping of the pits
- Production and placement of construction material.

All the works for prestripping and production operations will be developed using owner's equipment.

Unit costs for roads construction were estimated by Alquimia. Total expenses for road construction for the open pit by option are presented in Table 21-10.

Table 21-10: Road Construction by Option

Option	Length km	Y00 US$ M	Y01 US$ M	Y02 US$ M	Y03 US$ M	Total US$ M
Option 1	7.1	7.6	3.6	0.0	0.0	11.1
Option 2	15.3	7.3	9.1	1.6	6.5	24.4
Option 3	7.1	12.3	7.3	0.0	0.0	19.6
Option 4	15.3	7.3	9.1	1.6	6.5	24.4

Total operating expenses for preproduction operations are presented in Table 21-11.

Table 21-11: Open Pit Pre-Production Operation Expenses by Option

Item	Option 1 US$ M	Option 2 US$ M	Option 3 US$ M	Option 4 US$ M
Loading	1.9	1.8	1.6	1.8
Hauling	2.8	3.5	2.5	3.7
Drilling	0.9	1.1	0.9	1.1
Blasting	1.4	0.9	1.3	1.0
Ancillary	2.3	1.9	1.5	1.9
Support	0.8	0.8	0.8	0.8
Eng. & Adm	2.4	2.5	2.5	2.5
Pit Dewatering	0.0	0.0	0.0	0.0
Total	**12.7**	**12.6**	**11.2**	**12.9**

A summary of initial and sustaining capital for the open pit in the three options are presented in Table 21-12, Table 21-13 and Table 21-14.

Table 21-12: Open Pit Initial and Sustaining Capital Cost – Option 1

Item	Initial US$ M	Sustaining US$ M	Total US$ M
Main Equipment	0.0	0.0	**0.0**
Other Investments	8.7	3.6	**12.3**
Dispatch System	1.5	0.2	**1.7**
Leasing	12.8	2.3	**15.0**
Prestripping	12.7	0.0	**12.7**
Total	**35.6**	**6.1**	**41.6**

Table 21-13: Open Pit Initial and Sustaining Capital Cost – Option 2

Item	Initial US$ M	Sustaining US$ M	Total US$ M
Main Equipment	0.0	0.0	**0.0**
Equipment rebuild	0.0	2.7	**2.7**
Other Investments	8.0	18.1	**26.1**
Dispatch System	1.4	1.2	**2.7**
Leasing	14.6	46.2	**60.8**
Prestripping	12.6	0.0	**12.6**
Total	**36.6**	**68.2**	**104.8**

Table 21-14: Open Pit Initial and Sustaining Capital Cost – Option 3

Item	Initial US$ M	Sustaining US$ M	Total US$ M
Main Equipment	0.0	0.0	**0.0**
Equipment rebuild	0.0	0.0	**0.0**
Other Investments	12.9	7.7	**20.6**
Dispatch System	1.3	0.3	**1.6**
Leasing	12.3	8.4	**20.6**
Prestripping	11.2	0.0	**11.2**
Total	**37.7**	**16.3**	**54.1**

An additional open pit case was also estimated consisting of an open pit, initially producing 60ktpd oxide mineralization and thereafter 12ktpd sulphide mineralization. Results of the initial and sustaining capital mine costs are presented in Table 21-15.

Table 21-15: Open Pit Initial and Sustaining Capital Cost – Option 4

Item	Initial US$ M	Sustaining US$ M	Total US$ M
Main Equipment	0.0	0.0	**0.0**
Equipment rebuild	0.0	2.7	**2.7**
Other Investments	8.0	17.7	**25.6**
Dispatch System	1.4	0.6	**2.0**
Leasing	14.6	20.8	**35.4**
Prestripping	12.9	0.0	**12.9**
Total	**36.9**	**41.8**	**78.7**

Underground Mine

Development works for the underground mine for Options 3 and 5 will be developed by owner's personnel.

Extraction and support works will be developed with owner's equipment, pricing costs from suppliers and from referential values for similar recent projects have been used in cost estimates.

Unit capital costs for underground equipment are presented in Table 21-16.

Table 21-16: Underground Equipment Prices

Equipment	Price US$ M
LHD's 14 yd3	1.20
40 t Trucks	0.55
Frontal Jumbos	0.97
Fan Jumbos	1.16
Support Jumbos	0.86
Explosives Charger	0.45
Production Explosives Charger	0.50
Compressors	0.10
Ambulance	0.05
Main Fans	0.50
Secondary fans	0.02
Services Truck	0.30
Fuel Truck	0.40
Explosives Truck	0.48
Pickhammer	0.25
Mixer	0.42

Leased equipment was used in the cost estimates.

A summary of initial and sustaining capital costs for the underground mine are presented in Table 21-17.

Table 21-17: Underground Mine Initial and Sustaining Capital Costs

Item	Initial US$ M	Sustaining US$ M	Total US$ M
Mine Equipment	17.8	154.3	**172.1**
Operational Expenses	46.2	0.0	**46.2**
Labour	38.7	0.0	**38.7**
Development	37.4	37.6	**75.0**
Infrastructure	15.5	68.7	**84.2**
Other Investments	25.2	57.9	**83.1**
Leasing	12.5	91.7	**104.2**
Crusher & Conveyors	0.0	33.9	**33.9**
Total	**193.4**	**444.0**	**637.4**

21.2.2 Indirect Costs

Lump sum allowances or factors have been used to calculate indirect costs as is typical for a PEA. At this level, many of the resourcing and contract strategies are not defined, so reasonable and customary assumptions have been made based on experience on similar projects.

21.2.3 Owners Cost

Owners cost is included in the capital estimate and was supplied by Exeter. The estimate for owners cost includes the following items, shown in Table 21-18.

Table 21-18: Owners Costs

Item	Option 1 US$ M	Option 2 US$ M	Option 3 US$ M	Option 4 US$ M	Option 5 US$ M
Project Management On/Off Site	3.5	6.0	6.0	6.0	4.2
Legal and Permitting	2.0	3.4	3.4	3.4	2.4
Public Relations	0.8	1.3	1.3	1.3	0.9
Hydrology studies – pit, stockpiles, dams	0.1	0.2	0.2	0.2	0.2
Geotechnical studies – pit, stockpiles, dams	0.1	0.2	0.2	0.2	0.2
Environmental studies	1.0	1.7	1.7	1.7	1.2
Operations crew training	0.5	0.9	0.9	0.9	0.6
Condemnation drilling – all surface disturbance	0.0	1.3	1.3	1.3	1.5
Owners commissioning team	0.8	1.3	1.3	1.3	0.9
Community development contributions	0.8	1.3	1.3	1.3	0.9
General access road upgrade contribution	0.0	1.0	1.0	1.0	1.2
Water and land option conversions	5.0	23.6	23.6	23.6	23.7
Water supply development/permitting	3.8	6.5	6.5	6.5	4.5
Metallurgical testwork & Flotation/Roaster/POX pilot plant	1.0	1.7	1.7	1.7	1.2
Water treatment plant	1.3	2.2	2.2	2.2	1.5
Total	**20.5**	**52.6**	**52.6**	**52.6**	**45.0**

21.2.4 Contingency

Contingency is an allowance to cover unforeseeable costs that may arise during project execution, which are within the scope-of-work, but cannot be explicitly defined or described at the time of the estimate due to lack of information. It is assumed that contingency will be spent.

Contingency does not cover scope changes or project exclusions.

21.2.5 Accuracy

The cost estimates have been developed to a level sufficient to assess/evaluate the project concept and verify its overall potential economic viability. The capital cost estimate is considered to have a level of accuracy of ± 30% with a 90% probability of occurrence. This is based on the

level of contingency applied, the confidence levels of the authors in their respective estimates, and an assessment comparing this estimate to standard accuracy levels for PEA estimates.

The estimated costs are based on the following:

- Critical Equipment List
- Equipment budgetary quotations
- Material take-offs estimates
- Alquimia's historical and current data
- Other costs information from Chilean contractors

21.2.6 Estimate Exclusions

The following items are not included in the capital estimate:

- Costs incurred prior to commencement of any prefeasibility Study
- All Owner's taxes, including any financial transaction tax, withholding tax, or value-added tax (VAT)
- Future foreign currency exchange rate fluctuations
- Interest and financing costs
- Escalation beyond first-quarter 2014
- Risk due to political upheaval, government policy changes, labor disputes, permitting delays, weather delays, or any other force major occurrences.

21.2.7 Deferred and Sustainable Capital Cost

During the life of the project there will be a requirement for further capital expenditure. This may take the form of additional mining fleet, capital spares and equipment as required.

21.3 Operating Cost Estimates

Operating costs have been estimated for the operating areas of Mining, Process Plant, Infrastructure and Administration. Costs were reported under subheadings related to the function of each of the areas identified.

Table 21-19 summarizes total operating cost by area, as well as average unit operating cost. Labor costs for mine and process plant consider only up to Superintendent Level. All senior positions are considered as administration costs.

The operating costs are considered to have accuracy of ± 30% with a 90% probability of occurrence, based on the assumptions listed in this section of the Report. All unitary operating costs are expressed in processed tonnes.

Table 21-19: Summary of Operating Costs

Area	Option 1 (LOM)		Option 2 (LOM)		Option 3 (LOM)		Option 4 (LOM)		Option 5 (LOM)	
	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t
Mine										
Open Pit Mine	333	3.1	1,250	4.9	314	2.9	685	3.6	0	0.0
Underground Mine	0	0.0	0	0.0	4,877	13.9	0	0.0	4,877	13.9
Total Mine	**333**	**3.1**	**1,250**	**4.9**	**5,191**	**16.8**	**685**	**3.6**	**4,877**	**13.9**
Process Plant										
Oxide Plant	361	3.4	394	2.8	298	2.7	358	2.7	0	0.0
Sulphide Plant	0	0.0	749	6.7	3,706	10.6	394	6.5	3,712	10.6
Total Plant	**361**	**3.4**	**1,143**	**9.5**	**4,004**	**13.3**	**752**	**9.2**	**3,712**	**10.6**
Total	**694**	**6.5**	**2,393**	**14.4**	**9,195**	**30.1**	**1,437**	**12.8**	**8,589**	**24.5**

US$/t: Costs per tonne processed

21.3.1 Mining Operating Cost

Open Pit

The open pit mine area direct costs include all mine operations required to feed the primary crusher. All costs associated with the operation and maintenance of the mine are also included. Blasting operations have been assumed to be by contractors and a full Maintenance and Repair Contract (MARC) is assumed for the first 3 years of operation.

Indirect costs such as training material and office supplies were estimated and are included in the mine operating costs. Food, catering, camp, transport, recreation, safety supplies and work clothes are included in General and Administration costs.

The average open pit mining costs are illustrated for each option in Table 21-20.

Table 21-20: Open Pit Mine Costs

Area	Option 1 (LOM)		Option 2 (LOM)		Option 3 (LOM)	
	Total Cost US$ M	Unit Cost US$/t	Total Cost US$ M	Unit Cost US$/t	Total Cost US$ M	Unit Cost US$/t
Loading	52	0.5	188	0.7	55	0.5
Hauling	82	0.8	510	2.0	87	0.8
Drilling	20	0.2	80	0.3	22	0.2
Blasting	33	0.3	98	0.4	27	0.2
Ancillary	33	0.3	73	0.3	29	0.3
Support	16	0.2	29	0.1	9	0.1
Eng. and Admin.	53	0.5	101	0.4	27	0.3
Pit Dewatering	0	0.0	0	0.0	0	0.0
Leasing	42	0.4	171	0.7	58	0.5
Total	**333**	**3.1**	**1250**	**4.9**	**314**	**2.9**

US$/t: Cost per tonne processed

Open pit operating costs for Option 4 are summarized in Table 21-21.

Table 21-21: Open Pit Mine Costs - Option 4

Area	Option 4 (LOM)	
	Total Cost US$ M	Unit Cost US$/t
Loading	116	0.6
Hauling	249	1.3
Drilling	44	0.2
Blasting	58	0.3
Ancillary	57	0.3
Support	20	0.1
Eng. And Admin.	41	0.2
Pit Dewatering	0	0.0
Leasing	100	0.5
Total	**685**	**3.6**

US$/t: Cost per tonne processed

Underground Mine

Underground mine operating costs have been developed from first principles, in a bottom-up unit cost approach. The estimated costs include drilling, blasting, mucking, bolting, utilities and stope backfilling. Paste fill preparation cost has been estimated by Alquimia and is included in the relevant process plant costs.

All operations in the underground mine were estimated using owner equipment fleet and labor.

Underground operating costs are presented in Table 21-22.

Table 21-22: Underground Mine Unit Costs - Options 3 and 5

Area	UG Mine (LOM)	
	Total Cost US$ M	Unit Cost US$/t
Drilling	365	1.0
Blasting	576	1.6
Loading	448	1.3
Hauling	222	0.6
Crusher & Conveyors	265	0.8
Fortification	113	0.3
Rock Fill	8	0.0
Rehandle	414	1.2
Services	375	1.1
Production development	6	0.0
Labour	1,186	3.4
Other Costs	636	1.8
Leasing	263	0.8
Total	**4,877**	**13.9**

US$/t: Cost per tonne processed

21.3.2 Process Plant Operating Cost

Process plant operating costs incorporate labour, energy, maintenance, contracts and reagents and supplies. These operating costs were adjusted for local labor rates and supply costs, while tracking recent experience for projects with similar equipment.

Labor

Labor cost were estimated considering the organizational structure and total process plant labour requirements for the operation presented in Section 17 plus the Chilean high-altitudes mine pay scales presented in Table 21-8.

Energy

Energy costs are calculated considering the power consumption for each operation and energy price as follows.

- Contractor rate for site generation of 0.25 US$/kWh for Option 1
- Energy drawn from SIC at 0.10 US$/kWh for the first 8 years and 0.09 US$/kWh from year 9 to EoM for Options 2, 3, 4 and 5.

Reagents and Consumables

Consumptions considered for the Project are based on estimated by Alquimia using testwork data discussed in Section 13. Unit prices are based on indications form manufacturers and suppliers and the database of Alquimia's database and are shown in Table 21-23.

Table 21-23: Main Reagents and Consumables Unit Prices

Item	Unit	Value
Energy - Site Generation	US$/kWh	0.25
Energy from SIC - Years 0 to 8	US$/kWh	0.10
Energy from SIC - Long Term	US$/kWh	0.09
Diesel	US$/$m^3$	900
Lime	US$/t	140
NaCN	US$/kg	2.48
Carbon	US$/kg	3.90
Cement	US$/t	140
Steel Balls	US$/kg	0.90

Spare Parts

Spare parts cost per year of 0.8% of the total cost of equipment is considered.

Support Services

This item includes contracts for services such as office and industrial cleaning, personnel safety protection, transport, camps, catering and other expenses necessary to maintain operations personnel.

General and Administration

G&A expenses consider the administrative costs of the process plant, laboratories and warehouse. Senior administration and project overhead cost are also included here.

Process Plant Operating Cost Summary

Table 21-24 summarizes the operating costs for the process plant by unit operation.

Table 21-24: Summary of Process Plant Operating Cost

Area	Option 1 (LOM)		Option 2 (LOM)		Option 3 (LOM)		Option 4 (LOM)		Option 5 (LOM)	
	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t
Oxide Plant										
Crushing	28	0.3	20	0.1	16	0.2	19	0.1	0	0.0
Leaching	252	2.4	313	2.2	235	2.2	285	2.2	0	0.0
ADR	18	0.2	16	0.1	12	0.1	17	0.1	0	0.0
Reagents Plant	3	0.0	3	0.0	2	0.0	2	0.0	0	0.0
G&A	45	0.4	30	0.2	23	0.2	24	0.2	0	0.0
Power Supply	2	0.0	1	0.0	1	0.0	2	0.0	0	0.0
Water Supply	13	0.1	11	0.1	8	0.1	9	0.1	0	0.0
Total	**361**	**3.4**	**394**	**2.8**	**298**	**2.7**	**358**	**2.7**	**0**	**0.0**
Sulphide Plant										
Crushing	0	0.0	19	0.2	53	0.2	15	0.2	54	0.2
Grinding	0	0.0	262	2.4	849	2.4	154	2.5	849	2.4
Flotation	0	0.0	102	0.9	316	0.9	64	1.0	316	0.9
Concentrate Handling	0	0.0	8	0.1	25	0.1	9	0.1	25	0.1
Tailings Handling	0	0.0	29	0.3	151	0.4	23	0.4	152	0.4
Backfill	0	0.0	0	0.0	1,224	3.5	0	0.0	1,223	3.5
Roasting	0	0.0	132	1.2	515	1.5	0	0.0	515	1.5
CIL	0	0.0	68	0.6	214	0.6	43	0.7	216	0.6
Reagents	0	0.0	4	0.0	14	0.0	4	0.1	13	0.0
G&A	0	0.0	91	0.8	242	0.7	57	0.9	243	0.7
Power Supply	0	0.0	2	0.0	32	0.1	3	0.0	30	0.1
Water Supply	0	0.0	31	0.3	74	0.2	23	0.4	74	0.2
Total	**0**	**0.0**	**749**	**6.7**	**3,706**	**10.6**	**394**	**6.5**	**3,712**	**10.6**

US$/t: Cost per tonne processed

21.4 Cash Cost Indicators

Total cash costs include mine site operating costs (mining, processing, G&A, royalties and production taxes).

All-in sustaining costs – is the sum of total cash costs, sustaining capital expenditures, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation/closure costs. There is no assumption for Corporate G&A accounted for at this time.

C1 Cash Cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to market, less net by-product credits (sulphuric acid only). By product gold and silver are calculated on an equivalent basis (AuEq). C1 Cash Costs generally include: mining, ore freight and milling costs, ore purchase and freight costs from third parties in the case of custom smelters or mills, mine-site administration and general expenses, concentrate freight, smelting and smelter general and administrative costs, matte freight, refining and refinery general and administrative costs, marketing costs (freight and selling).

Table 21-25 shows cash cost indicators for each option.

Table 21-25: Cash Cost Indicators

Indicator	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
Cash Cost - AuEq	US$/oz	546	486	649	443	671
Total Cash Cost - AuEq	US$/oz	589	551	709	492	726
All in Sustaining Cash cost AuEq	US$/oz	676	752	828	671	848
C1 Cash Cost - CuEq	US$/lb	NA	1.31	1.77	2.51	1.83

Where:

- Gold Equivalent (AuEq) is calculated as follows:

  AuEq (oz) = [Au Production (oz)] + [Ag Production (oz) * Ag Price (US$/oz) / Ag Price (US$/oz)] + [Cu Production (lb) * 2204 * Cu Price (US$/lb) / Au Price (US$/oz)]

- Copper Equivalent (CuEq) is calculated as follows:

  CuEq lb = [Cu Production (lb)] + [Au Production (oz) * Au Price (US$/oz) / Cu Price (US$/lb)] + [Ag Production (oz) * Ag Price (US$/oz) / Cu Price (US$/lb)]

21.4.1 All-In Sustaining Cost (AISC) per Ounce of Gold Equivalent

Figure 21-1 to Figure 21-3 show All-In Sustaining Cost (AISC) per ounce of gold equivalent by year. Annual variations in each of the options are discussed where applicable after each figure.


900
800
700
600
500
400
300
200
100
0
US$ / os AuEq
Y01
Y02
Y03
Y04
Y05
Y06
Y07
Y08
Y09
Y10
Period (years)

Figure 21-1: Option 1: AISC per Ounce of Gold Equivalent


4000
3500
3000
2500
2000
1500
1000
500
0
US$ / oz AuEq
Y01 Y02 Y03 Y04 Y05 Y06 Y07 Y08 Y09 Y10 Y11 Y12 Y13 Y14 Y15 Y16 Y17
Period (years)

Figure 21-2: Option 2: AISC per Ounce of Gold Equivalent

The variation in costs in years 4 and 5 for option 2 is due to the construction of the sulphide plant. This is being considered as sustaining capital and as such increases the AISC cost per ounce reported for the investment period considered.


3000
2500
2000
1500
1000
500
0
US$ / oz AuEq
Period (years)

Figure 21-3: Option 3: AISC per Ounce of Gold Equivalent

The variation in costs in years 2 and 3 for option 3 is due to the construction of the sulphide plant. This is being considered as sustaining capital and as such increases the AISC cost per ounce reported for the investment period considered.


US$ / oz AuEq
1800
1600
1400
1200
1000
800
600
400
200
0
Y01
Y02
Y03
Y04
Y05
Y06
Y07
Y08
Y09
Y10
Y11
Y12
Y13
Y14
Y15
Y16
Y17
Y18
Period (years)

Figure 21-4: Option 4: AISC per Ounce of Gold Equivalent

The variation in costs in year 4 for option 4 is due to the construction of the sulphide plant. This is being considered as sustaining capital and as such increases the AISC cost per ounce reported for the investment period considered.


US$ / oz AuEq
1200
1000
800
600
400
200
0
Period (years)

Figure 21-5: Option 5: AISC per Ounce of Gold Equivalent

21.4.2 C1 Cash Cost per Pound of Copper Equivalent

Figure 21-6 to Figure 21-9 show C1 Cash Cost per pound of copper equivalent by year. Annual variations for each option are largely due to operational changes such as strip ratios or sustaining capital investments.



US$ / lb CuEq
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Y01
Y02
Y03
Y04
Y05
Y06
Y07
Y08
Y09
Y10
Y11
Y12
Y13
Y14
Y15
Y16
Y17
Period (years)

Figure 21-6: Option 2: C1 Cash Cost per Pound of Copper Equivalent



Figure 21-7: Option 3: C1 Cash Cost per Pound of Copper Equivalent



4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
US$ / lb CuEq
Y01 Y02 Y03 Y04 Y05 Y06 Y07 Y08 Y09 Y10 Y11 Y12 Y13 Y14 Y15 Y16 Y17 Y18
Period (years)

Figure 21-8: Option 3: C1 Cash Cost per Pound of Copper Equivalent



2.50
2.00
1.50
1.00
0.50
0.00
US$ / lb CuEq
Period (years)

Figure 21-9: Option 3: C1 Cash Cost per Pound of Copper Equivalent

21.5 2012 Prefeasibility (PFS) Validation

As part of this Report, the 2012 PFS completed by Aker Solutions[49] was reviewed to determine whether the capital and operating expenditure cost estimates used remain valid. Evaluating the Super Pit option only, Alquimia concluded that no changes were required for initial CAPEX but an increase in the sustaining CAPEX was considered. OPEX was reviewed and some changes were incorporated to update reagents and consumables costs and energy costs. As a result, the OPEX increased by 7% in comparison to those values presented in the 2012 PFS. The full report of this validation is presented in Section 24 of this Technical Report.

For ease of reference the sections pertaining to capital and operating cost estimate completed in the 2012 PFS, for the selected Super Pit option is reproduced in the following sections.

21.5.1 2012 PFS Capital and Operating Cost

2012 PFS Capital Cost Estimate

2012 PFS Summary Capital Cost and estimate basis

Table 21-26 summarizes the 2012 PFS capital costs estimate for the project including the mine area capital costs for the Super Pit option.

[49] For further information see 'Caspiche Project Copiapo, Chile NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

Table 21-26: 2012 PFS Capital Cost Estimate Summary by Area – Super Pit

Description	US$ M
General	311
Mine Area	945
Sulphides Crushing	234
Heap leach Crushing	23
Leaching	65
ADR Plant	15
Concentrator Plant	4
Grinding	512
Flotation	165
Concentrate Handling	145
Tailings Handling	27
Scavenger Tails Treatment	8
Concentrate Treatment	5
Concentrate Roasting	218
Sulphides Reagents	5
Heap leach Reagents	1
Infrastructure	10
Power Supply	118
Water Supply	292
Indirect Cost	870
Contingency	827
Total	**4,800**

This estimate is based on information developed during the 2012 PFS of the Caspiche Project.

2012 PFS Scope of Estimate

Table 21-27: 2012 PFS Scope of Estimate

Cost Scope	The estimate includes direct costs, provisions and contingencies.
	The net cost includes process equipment; materials, construction equipment; contractor labour including contractor direct and indirect costs; overhead and utilities.
	The project indirect costs include the engineering, procurement, and construction management (EPCM), phases Feasibility and Detail Engineering.
Estimating System	The Aker Solutions Estimating System (EST6) was used to calculate the capital costs.

Accuracy of the 2012 PFS Estimate

The purpose of this estimate was to define the total cost of the project to verify its economic viability. The estimate, per Aker Solutions estimating procedures, is a Type 1 "Magnitude", estimate with an accuracy of ± 15 % to ± 20 % with a 90 % probability of occurrence. The Type 1

estimate is similar to The Association for the Advancement of Cost Engineering (AACE) Class 4 estimate.

The estimate costs were based on the following:

- Critical Equipment List
- Equipment budgetary quotations obtained in Q4, 2011
- Preliminary of physical material take-offs
- Aker Solutions historical and data as of Q4, 2011
- Cost information from construction contracts by Chilean contractors obtained in Q4, 2011.

2012 PFS Reference Documents

The following reference documents were used for the 2012 PFS estimate:

- Preliminary Process Design Criteria
- Preliminary Process Flow Diagrams
- Preliminary Material and equipment specifications
- Critical Equipment List Mechanical, Rev. P
- Critical Equipment List Electrical, Rev. P
- Civil Sketches
- Sketches Concrete and Structural Steel
- Typical Electrical Single Line Diagram
- Piping Sketches
- Preliminary Site Plot Plans
- Preliminary Drawings of Plant
- Approximate Topography drawings as provided by client
- Budgetary quotations

- Approximate mine Geotechnical study reports as provided by consultants
- Preliminary Mine Plans by consultants
- Preliminary Engineering material take-offs
- Historical data (Aker Solutions)
- Reference of Local labour rates
- Preliminary Project Master Plan
- Preliminary Consultant information

2012 PFS Estimate Allowances

Table 21-28 indicates the percentages used for Growth Factor Allowances (GFA) for each discipline.

The estimate includes growth factor allowances for the following:

- Design Growth Factor: The design GFA accounts for increases in quantity growth due to continuing design development and refinement
- Construction Growth Factor: The construction GFA covers additional quantities due to losses, damages, repairs, and modifications to material and equipment made during construction.
- The GFA's for design and construction are derived from Aker Solutions historical data and agreed upon by estimating, engineering and client input.

2012 PFS Miscellaneous Material Allowance

Miscellaneous material allowances are made for items needed to complete the project, but likely not included in the material take-offs. Miscellaneous material allowances appear as a line item in the direct material cost. Examples of miscellaneous materials are labelling, touch-up paint, nuts and bolts, electrical tape, and tie-wraps.

2012 PFS Specific Item Allowance

The specific item allowance covers items required to finish the project, but lack definition or are in the preliminary stage of development. For example, if heat tracing design is not complete and quantities have not been determined, the responsible discipline engineer and estimator will jointly agree on an allowance to cover the anticipated cost of the material and installation.

2012 PFS Take-Offs and Pricing

Material take-offs (MTOs) were prepared by each responsible engineering discipline. The responsible discipline estimator reviewed and confirmed quantities supplied on the MTOs. Material take-offs by engineering are net quantities. Growth factor allowances were applied to labour, equipment usage, process equipment, and material costs by estimators in accordance with Table 21-28.

Table 21-28: 2012 PFS Growth Factors – Cost Adjustments

	Commodity	Unit	Design Engineering Net quantity of following items	Growth factor Design	%	Growth factor Construction	%	Total
1a	Site, Earthworks, and General Improvements	m^3	Platforms, Roads, Tunnels, and Dykes	Excavations not identified and miscellaneous items	15%	Double handling and Re-excavation due to on-site modifications	5%	20%
1b	Site, Earthworks, and General Improvements	m^3	Fresh water pipeline and concentrate pipeline	Excavations not identified and miscellaneous items	30%	Double handling and Re-excavation due to on-site modifications	5%	35%
2	Concrete	m^3	Equipment and Building Foundations, Slabs on Grades, Elevated Slabs, Walls and Columns	Miscellaneous concrete	10%	Pour losses, broken concrete, and repairs	5%	15%
3	Structural Steel	t	Light, Medium and Heavy Structural Steel	Structural steel not identified.	10%	Repairs and modifications	5%	15%
4	Buildings / Architectural	m^2	Building Finishes	Items not identified	10%	Installation losses and damages	5%	15%
5a	Process Equipment	EA	Conveyors, Pumps, etc.	Equipment quantity changes	3%	Field modifications	1%	4%
5b	Electrical Equipment	EA	MCCs, Switchgear, Transformers, etc	Equipment quantity changes	10%	Field modifications	2%	12%
5c	Chutes, Bins, Launders, Tanks, and Plate works	EA	Metal and plate work associated with process equipment	Capacity design refinements	25%	Field modifications	15%	40%
6a	Electrical	m	Cable Trays, Conduits, Cable, etc.	Routing changes and miscellaneous	20%	Field run changes, installation losses, and damages	9%	29%
6b	Electrical	m	High voltage overhead line	Routing changes and miscellaneous	10%	Field run changes, installation losses, and damages	5%	15%
7	Instrumentation	m	Instruments, Stands, Tubing, etc.	Routing changes	NA	Field run changes, installation losses, and damages	NA	NA
8a	Piping	m	Piping and Fittings	Routing changes	10%	Field run changes, installation losses, and damages	5%	15%
8b	Valves	EA	All Valves	Piping design changes	10%	Field Run changes, installation losses, and damages	4%	14%

2012 PFS Site, Earthwork, and General Improvements

The site earthwork, and general improvements take-offs were based on the preliminary civil sketches. Material take-offs were prepared by Aker Solutions civil engineers industry standard software (In Road) and spreadsheets. Quantities derived from material take-offs were reviewed by both the responsible civil engineers and estimators. In general, the areas requiring mass earthworks will be mass excavated and then back-filled with suitable fill. The estimate also assumes that suitable fill material will be found on site and used for common and structural backfill. Material take–offs are net quantities.

- Pricing

  Unit prices were based on labour, material, and subcontract costs from construction contracts of similar projects. If pricing information from construction contracts was not available, Aker Solutions in-house cost database was used.

- Concrete

  Concrete quantities were determined from preliminary material take-offs prepared from preliminary concrete works sketches by Aker Solutions civil engineers. Material take–offs are net quantities.

Steel

- Take-Off

  Structural steel take-offs were obtained from the preliminary structural steel drawings. The take-offs were developed either with Aker Solutions corporate software or manual take-offs by Aker Solutions structural engineers. The structural steel take-offs categorizes structural steel by the following weight classifications: Extra Heavy, Heavy, Medium and Light. Steel structures items such as grating, handrails, and stairs, etc. are identified separately. Material take–offs are net quantities.

  It is assumed that all steel is sourced locally although there may be further benefits in sourcing structural and other required steel and platework from China. This should be evaluated in the next phase of project development.

- Building / Architectural

  Aker Solutions engineers prepared take-offs for roofing and sidings of site buildings. Doors, gates, and finishing for the buildings are factored. All other miscellaneous buildings are priced on a dollar per square metre basis using Aker Solutions historical data.

2012 PFS Process Equipment

The capital estimate includes deferred capital for process equipment which will be required when the MacNeill material is placed on the heap leach pad. This includes crusher circuit modifications and a SART plant for copper recovery and cyanide regeneration. Further deferred capital is included for IPCC plant and equipment for the Super Pit option.

- Pricing

  Aker Solutions received budgetary quotations for approximately 40 % of the process equipment for the Caspiche Project. Process equipment pricing was based on budgetary quotations and included the addition of engineering development and growth factor allowances. Pricing for the remaining process equipment was from in-house databases.

- Installation

  Equipment installation costs were based on Aker Solutions' in-house data to 201….for the region. The process equipment erection data was obtained from projects of similar process type and geography. A small amount of the process equipment installation costs, for example tanks, were based on preliminary definitions by weight of plate works per tonne.

Electrical

Electrical material take-offs were prepared by Aker Solutions electrical engineers based on preliminary design single line diagrams. Material take–offs are net quantities.

Instrumentation

The material take-offs for instruments and control valves were factored by mechanical process equipment.

Piping

Piping material take-offs were based on preliminary layout sketches. Material take–offs are net quantities.

Long run piping, such as the fresh water supply and concentrate pipeline have been estimated from first principles, no geotechnical or geomorphological evaluation has been undertaken in the PFS to confirm the selected pipe runs.

2012 PFS Construction Labour Cost

- Labour Rates

  The source for craft base wages was Chilean construction contractors and historical data from Aker Solutions offices in Santiago, Chile. The crew composition was prepared based on Chilean practices for similar projects.

  For the estimate, a shift rotation of 14 days on site working twelve hours per day, then 7 days off was used. The labour rates are "all-in" rates and are expressed in U.S. Dollars.

- Unit Man-hours and Productivity

  Unit man-hours used for the estimate were from recent Aker Solutions projects in Chile. Site specific conditions considered for productivity includes, but are not limited to: altitude, weather, skills availability, camp distance and construction equipment usage

The construction equipment usage costs for the Caspiche Project includes fuel and maintenance. The equipment usage costs exclude equipment operators. The costs for equipment operators are incorporated into the unit man-hour rate of the work performed. Unit man-hours rates were based on Aker Solutions historical data for the region.

Engineering, Procurement, and Construction Management (EPCM)

- Engineering

  Engineering includes Feasibility, Basic and Detail engineering, drawing production, document control and all other activities required to complete the detailed engineering necessary to finish the project. Home office engineering services include project management, engineering, cost engineering and scheduling, estimating support, accounting and construction contract planning.

- Procurement

  Procurement includes purchasing from local Chilean as well as off-shore sources. Procurement responsibilities include: purchasing enquiries; negotiating terms and conditions; placing purchase orders; providing logistics and traffic control; expediting equipment and materials; inspecting purchased equipment and materials.

- Construction Management

  The estimate for construction management was developed based on the construction master plan and preliminary construction execution plan. Construction management costs

were estimated using a preliminary and basic construction management organization chart. The estimate also includes field expenses for construction management personnel. Field expenses include travel, relocation, and the cost to return home.

- Temporary Construction Facilities

  Temporary construction facilities and infrastructure are included in the estimate as an indirect cost. The type and size of the construction facilities have been identified in accordance with the preliminary construction execution plan. Construction facilities and infrastructure costs have been estimated by using factorized cost based in Aker Solutions historical data and combined with the preliminary execution plan.

- Temporary Site Utilities

  Temporary site utilities are included in the estimate as an indirect cost. Examples of temporary site utilities include:

  - Generators
  - Fuelling stations
  - Temporary water supply

- Communication equipment

  - Catering and Lodging

    Catering and lodging for direct activities were included in the labour cost. Catering and lodging costs for indirect personnel were estimated based on manpower projections during the construction phase of the project. Catering and lodging costs include daily meals and lodging for construction personnel. Costs for catering and lodging were developed from historical data for the region

- Vendor Representatives

  The Vendor cost was factored by the cost of process equipment supply.

- Start-up Spares

  The cost for start-up spares are entered as a single line item in the indirect costs as a factored cost from the process equipment cost.

- Capital Spares

The cost for capital spares were entered as a single line item in the indirect costs as a factored cost from the process equipment cost.

- Inventory

  The capital estimate recognises the need for the inventory of high volume consumables such as steel balls, cyanide and others, this is addressed as working capital.

- Start-up Assistance and Pre-Commissioning

  Start-up assistance and pre-commissioning costs have been included in the indirect costs. Start-up and pre-commissioning costs include craft labour support, field engineering, and supervision. Costs for these activities were defined as a factor of cost of process equipment.

- First Fill

  First fill consists of supplying chemicals and lubricants for the plant and process equipment, which are required for process plant start-up. The first fill cost was factored by cost of process equipment supply.

- Third Party Engineering Services

  Third party engineering services include specialized engineering, testing, and inspection services. These items are included in the indirect portion of the estimate. Costs for third part engineering services were defined by Aker Solutions using historical databases or benchmarking.

- Freight Cost

  The freight cost includes inland freight, port handling, forwarding fee, ocean freight, duties and local freight. Cost for the contract is included in the indirect costs. The freight cost was factored by cost of material and process equipment supply both local and foreign.

2012 PFS estimate of Owners Cost

Owners cost of MUS$150 were included in the capital estimate and was supplied by Exeter. The estimate for owners cost includes such items as:

Table 21-29: 2012 PFS Estimate of Owners cost

Item	US$ M
Project Management On/Off Site	14
Legal and Permitting	8
Public Relations	3
Spares and Inventory	WC
Hydrology studies – pit, stockpiles, dams	0.5
Geotechnical studies – pit, stockpiles, dams	0.5
Environmental studies	4
Operations crew training	2
Condemnation drilling – all surface disturbance	5
Owners commissioning team	3
Community development contributions	3
General access road upgrade contribution	4
Water and land option conversions	79
Water supply development/permitting	15
Metallurgical testwork & Flotation/Roaster/POX pilot plant	4
Water treatment plant	5
Total	**150**

2012 PFS Contingency Estimate

The contingency is an amount added to an estimate to allow for unforeseen events, conditions, or occurrences that experience indicates will likely happen during a project. Typically, the amount of contingency applied to a project is determined by statistical analysis or judgment based on experience from similar projects. Statistical analysis was used in the estimate to calculate contingency using the software @Risk Version 4™. @Risk Version 4™ is software that uses the Monte Carlo method to simulate probable project cost outcomes. The following events were excluded from contingency analysis:

- Scope change
- Substantial design change
- Force majeure events
- Acts of war
- Labour conflicts

- Change in execution plan
- Insurance deductibles
- Escalation
- Currency effects
- Change in mechanical soil conditions

Exchange Rates used in 2012 PFS

The exchange rates used in the 2012 PFS estimate were:

Table 21-30: Exchange Rates (Source: Banco Central de Chile December 2011)

Currency	(A)	(A)/US$	US$/(A)
Australian Dollar	AUD	1.067	0.93721
Chilean Peso	CLP	483.65	0.00207
Chinese Yuan	CNY	6.4633	0.15472
Euro	EUR	0.6933	1.44238
Japanese Yen	JPY	80.89	0.01236
USA Dollar base	USD	1	1

Taxes

All taxes are excluded from the estimate. Exclusions include sales tax, business taxes and VAT.

Insurance

The insurance required by construction and services contractors is included in the contractor costs. The general insurance strategy for the installations and "umbrella" type cover by the owner, in agreement to the project definitions, are considered as "Owner Costs" and are excluded from this CAPEX Estimate. The insurance of services and EPCM contactor are included in the services costs.

Escalation

Escalation for labour, process and construction equipment, and material is excluded from the estimate.

Exclusions

The following items are excluded from the estimate prepared in the 2012 PFS:

- Force majeure events
- Owner's contingency
- Escalation
- Working capital
- Licenses and royalties
- Finance cost
- Taxes
- Exchange rate fluctuation
- Construction utilities (purchased water & power)
- Operating manuals

2012 PFS estimate of Deferred and Sustainable Capital Cost

During the life of the project there will be a requirement for further capital expenditure. This may take the form of additional mining fleet as required, capital spares and equipment and further purchase of conveyors and crusher stations for the IPCC amongst others. Sustainable capital estimates for the Super Pit option considered in the 2012 PFS is as per Table 21-31.

Table 21-31: 2012 PFS Sustainable Capital Estimates: Super Pit option

	Year	US$ M
Initial Capital	-1	4,800
Sustaining Capital	1	394
	2	157
	3	7
	4	7
	5	41
	6	1
	7	0
	8	44
	9	5
	10	6
	11	25
	12	119
	13	4
	14	35
	15	1
	16	0
	17	0
	18	0
	19	0
Total Investment		5,646

2012 PFS Operating Cost Estimate

Mine Operating Cost: Super Pit

The Super Pit mine area direct costs include all mine operations to feed material to the primary crusher. All costs associated with the operation and maintenance of the mine were also included. Blasting operations have been assumed to be carried out by contractors and a full Maintenance and Repair Contract (MARC) is assumed for the first 3 years of operation.

Indirect costs such as training, material and office supplies were estimated and were included in the mine operating costs. Food, catering, camp, transport, recreation, safety supplies and work clothes are included in General and Administration costs.

The mine operating cost estimate incorporates costs for operations and maintenance labour, staff, and operating and maintenance supplies for each year. Operating and maintenance supplies were based on Chilean supply and include an allowance for freight and delivery to the Caspiche site. Taxes are not included. Consumables (fuel, explosives and supplies) were

calculated from expected use, unit consumptions, and allowances for minor items. Mine operating costs are expressed in USD/tonne of material.

a) Operating Labour

The organizational structure and total mine labour requirements for the Super Pit operation are presented in Figure 16-59 of this Technical Report. Manpower cost was calculated using this data, plus the Chilean high-altitudes mine pay scales presented in Table 21-32.

Table 21-32: Pay Scales

Position	kUS$ / y
Mine Superintendent	190
Operations Foreman	150
Shift Supervisors	121
Supervisors and Engineers	121
Technician	98
Operators	46
Mechanics	46

b) Parts and Consumables

Consumables and wear parts unit prices were obtained from suppliers and manufacturers or from NCL's database, current as of Q4 2011 for other Chilean mining projects.

The fuel price used is 0.70 US$/L and corresponds to a projected price of 70 US$/barrel F.O.B. Gulf Coast Waterborne and transformed to USD/L applying refining charges, market margin, sea and internal freight, duties and applicable supplier factors. The power cost used was 117 US$/MWH.

Table 21-33 illustrates the main Super Pit consumable costs used in the 2012 PFS.

Table 21-33: Super Pit Consumable Costs

Item		Description	Cost	Unit
Fuel		Diesel	0.7	US$/l
Tires				
FEL LT 2350		70/70R57	373	kUS$/set
Truck Liebherr T282C		56-80 R63	270	kUS$/set
Water Truck 777F		33.00 R51	70	kUS$/set
Wheeldozer 834		35/65-R33 XLDD2*MX L5	38	kUS$/set
Wheeldozer 854		45/65R45	69	kUS$/set
Grader 16M		23.5-R25	24	kUS$/set
Grader 24M		29.5-R29	32	kUS$/set
Drilling Accessories				
Rod			8	kUS$/each
Bits			4	kUS$/each
Top Sub			2	kUS$/each
Bit Sub			2	kUS$/each
Guide ring			4	kUS$/each
Softer			30	kUS$/each
Explosives	**Unit Price**	**FO**	**Total Cost**	**Unit**
ANFO (USD/kg)	0.5	0,807	0.5	US$/kg
APD 450-3N	2.6		2.6	US$/un
Delays MS y LP 70 FT.	6.4		6.4	US$/un
E-Cord 5 g/m	0.3		0.3	US$/m
Surface Connector	13.6		13.6	US$/un

The main Super Pit equipment consumptions considered in the 2012 PFS are presented in Table 21-34.

Table 21-34: Consumable Costs

Fuel	l/h
Drill	181
FEL	242
Truck	Variable
Wheeldozer 834H	54
Wheeldozer 854H	94
Bulldozer D10T	82
Bulldozer D11T	113
Water Truck	76
Grader 24 M	63
Grader 16 M	39
Power	**kWh**
Rope Shovel	1,145
Drill	762
Tires	**h/set**
FEL	3,500
Truck	4,000
Wheeldozer	4,000
Water Truck	6,000
Road Cleaner	2,500
Drill Steels	**m/ea**
Rods	30,000
Top Sub	40,000
Bit Sub	20,000
Guide Ring	30,000
Softer	180,000

c) Overhead Costs

Overhead costs covering items such as assaying, ore control, blasting studies, geotechnical studies and programs, and miscellaneous items such as office supplies, light vehicles, photos, and maps for the Super Pit option are presented in Table 21-35.

Table 21-35: Consumable Costs

Item	Unit	Value
Consultants	kUS$/y	200
Training	kUS$/y	100
Photos-Maps	kUS$	50
Office Supplies	US$/man-y	600
Tools & Instruments	kUS$/y	30
Light Vehicle Fuel	l/y	6,000
Light Vehicle Maintenance	kUS$/y	2
Light Vehicle Tires	US$/y	600
Software Licences	kUS$/y	100
Dispatch Licences	kUS$/y	65
Travel & Lodging	kUS$/y	4
Minor Assets	kUS$/y	30
Ore Control Assays	US$/smp	20

d) Summary of Super Pit Mine Operating Costs

The Super Pit mining unit cost results used in the 2012 PFS are shown in Table 21-36. Table 21-37 presents the total Super Pit operating expenses per year.

Table 21-36: Total Unit Operating Costs (US$/t)

Item	Cost US$/t
Loading	0.17
Hauling	0.94
Drilling	0.11
Blasting	0.12
Ancillary	0.12
Support	0.02
Engineering and Administration	0.05
Total operating costs	**1.52**

Table 21-87: Total Super Pit Operating Costs (US$ M)

	Y-3	Y-2	Y-1	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Total
Loading	-	-	-	40	50	53	50	49	54	56	55	47	49	45	38	23	14	11	10	6	551
Hauling	-	-	-	143	132	161	161	165	171	204	153	186	177	162	157	123	116	97	130	82	2,519
Drilling	-	-	-	26	29	33	31	32	37	35	33	37	37	36	32	23	14	11	10	5	459
Blasting	-	-	-	33	38	37	38	38	38	38	38	39	38	38	32	20	13	10	10	6	503
Ancillary	-	-	-	24	22	23	24	25	26	25	26	25	25	23	24	19	14	14	13	10	363
Support	-	-	-	4	4	4	4	4	4	4	4	4	4	4	4	4	3	3	2	1	65
Eng. & Adm	-	-	-	10	11	11	11	11	11	11	11	11	11	11	11	11	10	8	5	3	170
Pit Dewatering				0.095	0.095	0.106	0.106	0.211	0.211	0.211	0.211	0.211	0.309	0.309	0.309	0.309	0.309	0.351	0.362	0.276	4
IPCC (Crushing and Belt Conveying)				39	49	52	51	58	63	57	64	67	67	62	51	34	15	6	4	2	743
Total	-	-	-	320	336	374	370	383	405	430	394	417	409	382	349	257	199	161	185	116	5,478

Mine Operating Costs Summary considered in the 2012 PFS

Table 21-38 summarizes the operating costs for the Super pit option as considered in the 2012 PFS. It should be noted that the Super Pit option requires 3 years of pre-production before delivering ore to the plant.

Table 21-38: Mine Operating Costs Summary (kUS$)

Period	US$ M
Y-10	
Y-9	
Y-8	
Y-7	
Y-6	
Y-5	
Y-4	
Y-3	
Y-2	
Y-1	
Y 01	320
Y 02	336
Y 03	374
Y 04	370
Y 05	383
Y 06	405
Y 07	430
Y 08	384
Y 09	417
Y 10	409
Y 11	382
Y 12	349
Y 13	257
Y 14	199
Y 15	161
Y 16	185
Y 17	116
Y 18	
Y 19	
Y 20	
Y 21	
Y 22	
Y 23	
Total	5,478

Process Plant 2012 PFS Operating Cost Estimate

Basis Estimate

The major Opex considerations made in the 2012 PFS for the Super Pit were defined within the battery limits of the project.

These battery limits are:

- Upstream: mine operation.
- Downstream: production of copper cathodes and bullion doré. Aker design is limited to the production of calcine copper concentrate and doré, however the operating cost estimate includes all off site costs associated with production of final product.

The process plant was organized by areas as follows:

- Process Cost
- Concentrator
- Crushing
- Heap leach
- Grinding
- Flotation
- Concentrate handling
- Tailings handling
- Scavenger tails treatment
- Roasting plant
- Arsenic treatment and disposal
- Water supply
- Sulphides G&A
- Contingencies

For each area, the following cost elements were considered:

- Labour
- Energy
- Reagents
- Maintenance
- Contracts

Labour

The labour estimate does not consider senior executives (General Manager and others) who are included in G&A. The estimate for labour necessary in the concentrator plant, Super Pit option, was estimated as per Table 21-39:

Table 21-39: Labour for concentrator plant

Area	People
Administration / Supervisors	1
Sulphides Crushing	28
Grinding	37
Flotation	41
Concentrate Handling	27
Tailings Handling	23
Scavenger Tailings Treatment	29
Roasting	56
Scorodite Treatment and Disposal	8

This labour structure was used in the 2012 PFS for the OPEX estimate for the Super Pit option. Labour rates for operators and superintendents were considered as follows:

- Superintendent : 145 kUS$/y
- Shift Foreman : 96 kUS$/y
- Operator : 47 kUS$/y

Labour rates include salaries, vacations, social laws and insurance. Labour rates do not include personnel safety protection, transport, camps, catering and other expenses necessary to maintain operations personnel, all of which are included in G&A.

Energy

Energy consumption for the Super Pit option was estimated based on the power used by the equipment. The energy rate considered is 117 US$/MWh, this value considers a contract for build and operate an energy system supply and energy consumption was estimated yearly.

Maintenance

Maintenance costs for the crushing and ADR plant have been estimated as 7 % of the direct cost of the equipment, except for the pumping and pipe transport systems. In those cases 40 % of the energy cost was considered for water and clean solutions system transport and 60 % of the energy cost for slurry pumping systems.

Contracts

The 2012 PFS considered the following main contracts:

- Mobile equipment for crushing area.
- Wall construction for tailings dam. The Super Pit considered rock wall dam construction.

Reagents and supplies

The reagents and supplies consumptions and prices considered for the Super Pit PFS option were based on quotations or Aker Solutions' Q4 2011 database of costs. Consumptions were based on testwork considerations or similar projects and are presented in Table 21-40.

Table 21-40: 2012 PFS Reagents and supplies consumption and prices

Reagent / Supply	Consumption		Price US$/t
Mantles and Concaves	Primary crusher	4.2 g/t	3,280
Steel Liner for Crushers	Jaw crusher	4 g/t	3,280
	Gyratory crusher	7 g/t	
Liners	SAG Mill	40 g steel/t	2,200
	Ball Mill	35 g steel/t	
Balls	SAG Mill	320 g ball/t	696
	Ball Mill	350 g ball/t	592
	Tower Mill Balls	20 g ball/t	620
Shell	Pebbles Grinding	18 un/y	29,000
Lime	Flotation	1,300 g/t	100
	CIL	3 g/t	
	SART	1,896 g/t	
Primary Collector	Flotation	30 g/t	2,700
		40 g/t	
Secondary Collector		33 g/t	2,500
Frother		10 g/t	2,700
Cloth	Filters	18 un/y	13,000
Flocculant	Tailings Handling	25 g/t	3,200
	SART	6 t/y	
Sodium Cyanide		1.5 kg/t	2,471
Carbon		0.09 kg/t	3,250
NaOH	SART	24 tpa	595
NaSH	SART	562 tpa	950
H_2SO_4	SART	2,374 tpa	100
Antiscaling	SART	25 tpa	2,200
Diesel oil	Roasting	14,688 l/d	0.7 (US$/l)
		10,920 l/d	

2012 PFS General and Administration costs (G&A) consideration

G&A for the Super Pit option was estimated as 7% of the total plant treatment cost, this includes overhead.

This value considers the administrative costs of the process plant, laboratories and warehouse. It also includes contracts for services such as office and industrial cleaning and others that may be required.

The overhead for the project has been estimated as 5% of the total value.

Contingencies considered in the 2012 PFS

Contingences for the Super Pit option at the current engineering level were estimated as 5% of the total value. The contingency considers areas which have not yet been defined. This includes such aspects as the operation of a water treatment plant for acid rock drainage from the waste dumps. Exeter has implemented humidity cell testwork which indicates a portion of the ore body has potential to generate acid. Further studies are required to complete surface water modelling and mine scheduling to determine flow volumes and ability to encapsulate part of the acid generating rock within the waste dumps. On completion of this the design and cost of the acid treatment plant can be calculated.

Heap Leach costs estimates

The oxide heap leachable portion of the deposit was estimated considering operating cost basis for the Stand Alone Oxides Plant, 5 year Two Stage Crushing Prefeasibility Study completed by Aker Solutions, and published on SEDAR on June 6th, 2011[50]. In addition to the oxide portion a further heap leachable material, the MacNeill zone, has been identified. This material will use the same infrastructure as the oxide heap leach but the process route will be modified to include interlift liners, additional crusher capacity and a SART plant to recover cyanide and copper from the pregnant solution. Operating costs for the MacNeill material have been calculated on this operational basis.

[50] Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile (www.sedar.com)

2012 PFS Operating Cost Summary

Operating costs estimated in the 2012 PFS for the Super Pit option are shown in Figure 21-10.


Concentrator + Heap Leach
Concentrator
Heap Leach
Op. Cost (MUS$/y)
Period (Year)
1,000
900
800
700
600
500
400
300
200
100
0
-2
-1
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17

Figure 21-10: Super Pit Operating Cost Summary

2012 PFS estimate of cost per tonne of ore

A summary for total unit cost for the 2012 PFS Super Pit option is shown in Table 21-41. Total operating costs per tonne of ore for the Super Pit option is shown in Table 21-41.

Table 21-41: PFS Super Pit option: Process Unit Cost Summary

Area	Unit	Value
Total sulphides cost	**US$/t ore**	**10.4**
Mine	**US$/t ore**	**4.9**
Concentrator process cost	**US$/t ore**	**4.4**
Concentrator	US$/t ore	3.5
Crushing	US$/t ore	0.1
Grinding	US$/t ore	2.4
Flotation	US$/t ore	0.5
Concentrate handling	US$/t ore	0
Tailings handling	US$/t ore	0.2
Scavenger tails treatment	US$/t ore	0.2
Roasting plant	US$/t ore	0.2
As treatment and disposal	US$/t ore	0.4
Water supply	US$/t ore	0.3
Sulphides G&A	**US$/t ore**	**0.6**
Contingencies	**US$/t ore**	**0.5**
Total heap leach cost	**US$/t ore**	**0.7**
Process cost	US$/t ore	0.6
Heap leach G&A	US$/t ore	0.1
Contingencies	US$/t ore	0.0

Note: The unit costs are expressed per tonne of total ore, where total ore is sulphides + oxides ore.


15.0
10.0
5.0
0.0
Op. Cost (US$/t ore)
Concentrator + Heap Leach
Concentrator
Heap Leach
-2
-1
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Period (Year)

Figure 21-11: Super Pit Operating Cost

Cost per ounce of gold equivalent

Cost per ounce of equivalent gold for the Super Pit option are shown in Figure 21-12 . Gold equivalent operating costs were calculated by dividing total metals revenue by the gold price per ounce used in each year.


Concentrator + Heap Leach
Concentrator
Heap Leach
Op. Cost (US$/oz Au eq)
900
800
700
600
500
400
300
200
-2
-1
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Period (Year)

Figure 21-12: Super Pit: Cost per ounce of gold equivalent

22 ECONOMIC ANALYSIS

22.1 Caution Regarding Forward-Looking Information

22.2 Introduction

The results of the PEA and the 2012 PFS discussed in this section represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Some of the information that is forward-looking includes, but is not limited to:

- Mineral Resource estimates
- Assumed metal prices
- The proposed mine and process production plan
- Projected recovery rates
- Infrastructure costs
- Ability to obtain sufficient process water to support planned project activities
- Ability to obtain sufficient electrical power to support planned project activities
- Ability to permit the Project, in particular the assumption that an environmental permit allowing mine production will be approved by the appropriate Chilean authorities.

The preliminary economic analysis is based on the estimated Capex and Opex and revenue calculated thereof. The Capex and Opex were developed as noted in Section 21. This section illustrates the projects revenues and associated preliminary economic analysis. Cash flow and preliminary economic analyses were performed from effective date that equipment was on the project site.

The preliminary economic analysis has been calculated pre and post taxes and includes the Anglo American and third party net smelter royalty totalling 3.08% and the Chilean state Royalty. The economic analysis also includes a post-tax discussion but as Alquimia is not a financial advisor these figures should be confirmed with a recognised tax expert. Sensitivities based on commodity price, metals recovery, operating cost and capital expenditure variation are highlighted in Figure 22-6 to Figure 22-8 and the results discussed in Section 22.7.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

22.3 Methodology Used

Alquimia has estimated the Project's net present value based on a discounted cash flow model. Using the mine plan as input, the model calculates annual quantities of metal production and associated revenues, and the capital, operating and other costs to sustain production.

The model considers closure costs, committed as required by the Chilean legislative authorities[51]. Closure costs for each option considered have been calculated as 5% of the total initial direct capital cost assigned to process plant capital cost.

Chilean legislation allows that the estimated cost for closure can be guaranteed by:

- Cash lodged in a bank account
- Bank guarantee or
- Standby Letter of Credit issued by a Bank with a minimum of 'A' rating.

The model has assumed that one of the latter 2 mechanisms will be used and has applied the estimated closure costs in the last year of operation and two years post closure.

22.4 Financial Model Parameters

The base-case discount rate is 5%. Chile is a politically stable country and the Caspiche Project has similar technical features as several other projects or operations in Chile. The major sources of financial uncertainties are metal price and cost escalation.

NPV has been calculated to the annual period prior to initial mining capital expenditure, considered as Period 1.

---

[51] Law 20.551, see http://www.leychile.cl/Navegar?idNorma=1032158

The exchange rate is not a direct input in the financial model since all the input costs are converted to US$. However, a significant part of the cost will actually be in Chilean pesos (CLP) and Alquimia applied an exchange rate of 540 pesos per US$ in the cost estimation.

Since the analysis is based on a cash flow estimate, it should be expected that actual economic results might vary from these results. The PEA has been completed to a level of accuracy of ±35%. The PEA is not a preliminary feasibility study or feasibility study as defined by the NI 43-101 guidelines.

Economic parameters used for the evaluation are shown in Table 22-1.

Table 22-1: Main Economic Parameters

Item	Unit	Value
Economics		
Cu Price	US$/lb	3.00
Au Price	US$/oz	1,300
Ag Price	US$/oz	20
Discount Rate	%	5.0
Taxes & Royalties		
NSR Royalty	%	3.08
State Royalty	%	Variable
Income Tax Rate	%	20 / 35
Bullion Terms		
Payable Au	%	99.70
Payable Ag	%	98.50
Refining Charge	US$/oz pay.	0.50
Armored Transportation	US$/oz ship.	0.77
Transportation Dore	US$/oz ship.	0.25
Calcine Terms		
Cu TC	US$/dmt	75
Cu RC	US$/lb	7.50
Au SRC	US$/oz	7.00
Ag SRC	US$/oz	0.50
As Penalty (0.1%, As > 0.2%)	US$/dmt	5
Sb Penalty (0.1%, Sb > 0.1%)	US$/dmt	4
Ground Transport	US$ /t of conc.	64.4
Port storage & loading	US$ /t of conc.	7.4
Ocean Freight	US$ /t of conc.	70
Transportation Dore	US$/oz	0.25

22.5 Taxes and Royalties

The financial results are presented on a pre-income tax basis throughout this document. However, the third party NSR has been deducted as well as the Mining Royalty Tax. An after-tax analysis of the financial results for the Project is presented in Section 22.6.

The Chilean tax code applicable to mining companies and mining operations is complicated. Consequently the following is not a comprehensive review of all potential Chilean income tax requirements and is only a general summarized description of the Chilean income tax code applicable to mining companies.

22.5.1 Income Tax

The corporate income tax legislation provides for a system divided as follows:

First Category Tax

First Category Tax is due on income derived from commercial, industrial and agricultural activities; mining, fishing and other extractive activities; investment; and real estate. At the date of this Technical Report the corporate tax rate is 20% and affects all taxpayers which carry out these activities.

Additional Tax (Impuesto Adicional)

This tax operates as a withholding tax and affects, amongst others, Chilean-source income withdrawn or remitted abroad to non-residents or non-domiciled individuals, companies or other entities organised abroad with or without a permanent establishment in Chile in the form of branches, offices, agencies or representatives. Dividends paid to the shareholders not domiciled or resident in Chile are subject to a withholding tax on distribution at a rate of 35%.

However, if the distributed amounts had been subject to First Category tax, a 20% credit is given against the additional tax such that the total effective tax rate on profits distributed is 35%. The additional tax must be withheld by the corporation. The same tax procedure is applicable on remittances of profit to partners or profit withdrawn by individuals not domiciled or resident in Chile. The new Chilean administration has presented a number of suggested changes to the tax regime which are currently under discussion, The bill proposes an increase in the first category income tax rate on corporate income over a four-year period, as follows: 21% in 2014, 22.5% in 2015, 24% in 2016 and 25% in 2017. These changes may or may not be implemented in the future and should they be approved the economic analyses presented in this Technical Report may need to be updated.

Depreciation

Depreciation on fixed assets, except for land, is tax deductible by the straight-line method based on the asset's useful life in accordance with the guidelines of the Internal Revenue Service (SII), computed on the asset restated value. A shorter lifespan has been set by the Internal Revenue Service to apply to fixed assets purchased after 2003. However, the taxpayer may opt for accelerated depreciation for new assets when acquired locally, or new or used assets when imported, with useful lives of over five years. For this purpose, the assets will be assigned useful lives equivalent to one-third of the normal, eliminating fractions of months. Taxpayers may discontinue the use of the accelerated method at any time but may not return again to the accelerated method. Publically available documents published by the SII include the straight-line and accelerated depreciation schedules for different asset categories.

No allowance is made for amortization of intangible assets such as goodwill, patents, trademarks, etc. Depletion is not tax deductible.

Stock/Inventory

The costing of goods sold or production materials and supplies consumed are based on the first-in, first-out (FIFO) basis, although the 'average' method may be elected. The method adopted determines the basis for the valuation of the closing inventory. The valuation so determined is however, adjusted for the manner stipulated for the annual monetary correction procedures.

Dividends

Chilean companies receiving dividends from Chilean corporations are exempt from First Category tax. There is no distinction in Chile between personal dividends and inter-company dividends. A dividend in kind as such does not exist. Dividends are necessarily expressed in cash, notwithstanding the fact that the company may distribute certain assets corresponding in value to the dividend amount. Stock dividends in the form of bonus shares or increases in the par value of existing shares are not considered income for tax purposes.

Interest Deduction

Generally, interest accrued or paid in the financial year is a deductible expense, provided that it has been incurred in connection with loans related to the business. The interest accrued on this expense is not tax deductible. The draft bill submitted to Congress in April 2014 looks to modify thin capitalization rules. These thin capitalization rules impose a special tax on interest on debt that exceeds a debt-to-equity ratio of 3:1. The new provision would affect interest and any other expenses relevant to financing, such as commissions and remuneration. Although the 3:1 debt-to- equity ratio to determine the existence of excess indebtedness would be maintained, excess indebtedness also would be deemed to exist if financing expenses exceed 50% of the taxpayer's net taxable income for the period, before such expenses are deducted. For these purposes,

certain adjustments would need to be made to net taxable income. In addition, for purposes of determining excess indebtedness, not only foreign debt, but also debt incurred with Chilean resident parties would be taken into account. The new rules would apply as from 1 January 2015.

Losses

Tax losses incurred can be applied against future profits or carried back without any time limit. It is not possible to group profitable and non-profitable affiliates for tax purposes.

Foreign Sourced Income

Non-domiciled or non-resident corporations are only subject to income taxes on their Chilean-sourced income. If the domestic corporation receives amounts in excess of the book value of an investment when a foreign subsidiary is liquidated, these monies are considered income subject to regular taxes. From 2012, the income received or accrued from derivatives such as forwards, futures, swaps and options, by persons or entities without domicile or residence in the country, is not affected by income tax, except those arising from derivatives that are settled by physical delivery of shares or rights in companies incorporated in Chile.

Interest payments to financial institutions not domiciled in Chile are subject to an additional withholding tax of 4%. There is no withholding tax on interest paid between Chilean companies but the loan has to be made at a commercial rate of interest

22.5.2 Mining Royalty Tax

All mining properties are subject to statutory obligations to the Chilean Government in the form of a Mining Royalty Tax or *"Impuesto Específico a la Minería"* in Spanish (IEM). This tax was introduced in 2006 and amended in 2010, and is applied against the collective operating (mining) profits of all the operating units. The tax rate is calculated on a step scale on the basis of fine copper equivalent sales:

- 0 to 12,000 t copper equivalent: No tax applied
- 12,001 to 50,000 t copper equivalent: 0.5% to 4.5% of the Mining Operating Income according to the scale presented in Table 22-2
- Greater than 50,000 t copper equivalent: A different scale applies that starts at 5% of the Mining Operating Income for Mining Operating Margins of less than 35% up to 34.5% for Mining Operating Margins in excess of 85%. This scale is shown in Table 22-3

Table 22-2: Mining Royalty Tax Scale for Mining Exploitation under 50,000 t of Equivalent Copper

Cu Eq (t)		Marginal tax
from	to	%
0	12,000	0.0
12,001	15,000	0.5
15,001	20,000	1.0
20,001	25,000	1.5
25,001	30,000	2.0
30,001	35,000	2.5
35,001	40,000	3.0
40,001	50,000	4.5

Table 22-3: Mining Royalty Tax Scale for Mining Exploitation over 50,000 t of Equivalent Copper

Operating Profit (%)		Marginal tax
from	to	%
0.0	35.0	5.0
35.0	40.0	8.0
40.0	45.0	10.5
45.0	50.0	13.0
50.0	55.0	15.5
55.0	60.0	18.0
60.0	65.0	21.0
65.0	70.0	24.0
70.0	75.0	27.5
75.0	80.0	31.0
80.0	85.0	34.5

The Mining Operating Income on which this tax is applied is determined following certain specific rules. Certain expenses such as losses from past periods, accelerated depreciation of fixed assets, etc. are not allowed for this purpose.

The Mining Operating Margin is determined as a ratio of the Mining Operating Income to the mining operational revenues.

22.5.3 Production and Revenue

Total payable metal production of Cu, Au and Ag, saleable sub-products, such as Cu_2S and sulphuric acid and revenues associated for all options studied are summarized in Table 22-5. The options considered in this study are:

- **Option 1:** 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching

- **Option 2:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

- **Option 3:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

- **Option 4:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

- **Option 5:** 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular form these options can be shown as follows:

Table 22-4: Options Summary

Option	Oxide heapleach 30 ktpd	Oxide Heapleach 60 ktpd	Sulphide Open Pit 27 ktpd	Sulphide Open Pit 12 ktpd	Sulphide Underground 27 ktpd
Option 1	YES				
Option 2		YES	YES		
Option 3		YES			YES
Option 4		YES		YES	
Option 5					YES

Table 22-5: Production Summary

Item	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
Mined Mineral	Mt	107	254	460	192	351
Au	Moz	1.24	3.50	8.30	2.43	7.13
Ag	Moz	2.21	5.80	14.40	4.30	12.10
Cu	Mlb	-	582	2,407	319	2,407
Sulphuric Acid	Mt	-	0.32	1.30	0.18	1.30
Au Equivalent	Moz	1.27	4.90	14.20	3.24	12.80
Cu Equivalent	Mlb	-	2,123	6,143	1,402	5,549
Revenues	**US$ M**	**1,640**	**5,980**	**16,730**	**3,850**	**15,100**

Table 22-5 presents summarised production of gold, copper, silver and sulphuric acid and revenue by option. Table 22-6 presents annual gold and silver production for Option 1, the stand alone heap leach, Table 22-7 to Table 22-9 present gold, silver, copper and sulphuric acid

annual production for options 2 – 4 and Table 22-10 presents gold, copper and sulphuric acid annual production for Option 5.

Table 22-6: Annual Production – Option 1

Period	Tonnage kt	Gold koz	Silver koz
Y00	0	0	0
Y01	11,230	135	232
Y02	11,230	164	273
Y03	11,230	167	206
Y04	11,230	133	175
Y05	11,230	124	165
Y06	11,230	105	234
Y07	11,230	105	276
Y08	11,230	112	261
Y09	11,230	116	189
Y10	6,063	74	198
Total	**107,133**	**1,236**	**2,207**

Table 22-7: Annual Production – Option 2

Period	Tonnage kt	Gold koz	Copper klb	Silver koz	Sulphuric Acid kt
Y00	0	0	0	0	0
Y01	21,900	239	0	512	0
Y02	21,900	304	0	472	0
Y03	21,900	272	0	378	0
Y04	21,900	199	0	392	0
Y05	21,900	150	0	374	0
Y06	18,840	137	15,226	310	9
Y07	9,855	34	58,867	38	33
Y08	9,855	14	54,147	0	30
Y09	9,855	17	62,643	0	34
Y10	9,855	16	59,022	0	33
Y11	26,781	112	41,149	295	24
Y12	9,855	15	54,239	0	30
Y13	9,855	15	53,255	0	29
Y14	9,855	17	63,950	0	35
Y15	9,855	15	59,451	0	32
Y16	9,855	9	32,970	0	19
Y17	9,855	9	26,435	0	15
Y18	178	0	441	0	0
Total	**253,849**	**1,572**	**581,795**	**2,771**	**323**

Table 22-8: Annual Production – Option 3

Period	Tonnage kt	Gold koz	Copper klb	Silver koz	Sulphuric Acid kt
Y00	0	0	0	0	0
Y01	21,900	239	0	512	0
Y02	21,900	304	0	497	0
Y03	21,900	272	0	385	0
Y04	27,533	209	51,317	381	27
Y05	28,049	158	55,609	390	29
Y06	7,243	39	64,098	98	34
Y07	9,237	19	76,988	0	41
Y08	9,136	16	73,328	0	40
Y09	9,491	16	75,898	0	41
Y10	9,464	15	75,524	0	41
Y11	9,524	15	76,590	0	41
Y12	9,419	15	76,657	0	40
Y13	9,458	16	76,460	0	40
Y14	9,473	17	75,421	0	40
Y15	9,480	17	72,330	0	39
Y16	9,503	15	73,925	0	40
Y17	9,402	11	68,437	0	39
Y18	9,493	14	65,055	0	36
Y19	9,478	14	64,325	0	36
Y20	9,477	12	63,452	0	36
Y21	9,468	13	63,630	0	35
Y22	9,422	11	61,638	0	35
Y23	9,453	13	66,429	0	36
Y24	9,485	12	68,394	0	37
Y25	9,508	13	68,454	0	37
Y26	9,482	12	67,629	0	37
Y27	9,487	15	65,151	0	35
Y28	9,416	12	56,143	0	31
Y29	9,472	11	63,553	0	36
Y30	9,494	12	56,362	0	32
Y31	9,499	12	54,198	0	30
Y32	9,420	12	53,657	0	30
Y33	9,462	12	57,154	0	31
Y34	9,434	12	49,814	0	28
Y35	9,466	11	58,588	0	32
Y36	9,459	11	57,621	0	33
Y37	9,499	11	62,029	0	35
Y38	9,463	13	46,582	0	27
Y39	9,742	13	50,722	0	29
Y40	9,792	13	47,725	0	27
Y41	9,674	13	45,858	0	26
Total	**460,157**	**1,689**	**2,406,747**	**2,262**	**1,321**

Table 22-9: Annual Production – Option 4

Period	Tonnage kt	Gold koz	Copper klb	Silver koz	Sulphuric Acid kt
Y00	0	0	0	0	0
Y01	21,900	239	0	512	0
Y02	21,900	304	0	497	0
Y03	21,900	272	0	385	0
Y04	21,900	198	0	381	0
Y05	23,039	147	5,684	390	3
Y06	4,600	32	30,873	98	17
Y07	4,600	7	29,761	0	17
Y08	4,600	7	28,124	0	16
Y09	26,321	127	21,638	242	12
Y10	4,600	34	32,816	81	17
Y11	4,600	9	35,677	0	19
Y12	4,600	7	28,853	0	16
Y13	4,600	6	24,879	0	14
Y14	4,600	5	20,548	0	12
Y15	4,600	6	16,890	0	9
Y16	4,600	4	15,199	0	8
Y17	4,600	5	15,117	0	8
Y18	4,600	4	12,625	0	7
Total	**192,161**	**1,412**	**318,684**	**2,584**	**176**

Table 22-10: Annual Production – Option 5

Period	Tonnage kt	Gold koz	Copper klb	Sulphuric Acid kt
Y00	0	0	0	0
Y01	0	0	0	0
Y02	0	0	0	0
Y03	0	0	0	0
Y04	5,633	11	51,321	27
Y05	6,149	13	55,613	29
Y06	7,243	15	64,103	34
Y07	9,237	19	76,992	41
Y08	9,136	16	73,331	40
Y09	9,491	16	75,901	41
Y10	9,464	15	75,527	41
Y11	9,524	15	76,594	41
Y12	9,419	15	76,662	40
Y13	9,458	16	76,465	40
Y14	9,473	17	75,425	40
Y15	9,480	17	72,334	39
Y16	9,503	15	73,928	40
Y17	9,402	11	68,437	39
Y18	9,493	14	65,058	36
Y19	9,478	14	64,327	36
Y20	9,477	12	63,452	36
Y21	9,468	13	63,632	35
Y22	9,422	11	61,638	35
Y23	9,453	13	66,432	36
Y24	9,485	12	68,396	37
Y25	9,508	13	68,457	37
Y26	9,482	12	67,631	37
Y27	9,487	15	65,153	35
Y28	9,416	12	56,144	31
Y29	9,472	11	63,554	36
Y30	9,494	12	56,362	32
Y31	9,499	12	54,199	30
Y32	9,420	12	53,658	30
Y33	9,462	12	57,156	31
Y34	9,434	12	49,814	28
Y35	9,466	11	58,590	32
Y36	9,459	11	57,622	33
Y37	9,499	11	62,029	35
Y38	9,463	13	46,583	27
Y39	9,742	13	50,722	29
Y40	9,792	13	47,726	27
Y41	9,674	13	45,858	26
Total	**350,657**	**508**	**2,406,827**	**1,321**

22.5.4 PEA Economic Evaluation Results

Based on the projections resulting from the financial model, the pre-tax NPV, IRR and payback periods are shown in Table 22-11.

Table 22-11: Summary of Pre-Tax Preliminary Economic Evaluation Results

Indicator	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
NPV @ 5%	**US$ M**	**355**	**967**	**1,636**	**738**	**1,305**
IRR	%	34.7%	27.2%	20.0%	30.7%	15.6%
Payback Period	years	3.4	6.1	7.7	4.6	9.8
LOM	years	10	18	41	18	41

The cumulative cash flows calculated for each option pre and post tax are presented in Figure 22-1 to Figure 22-5. Table 22-12 and Table 22-13 present annual and accumulated cash flow Pre-tax and After-tax respectively.


Option 1
445
345
245
145
45
-55
-155
-255
0
1
2
3
4
5
6
7
8
9
10
Period (Years)
Cash Flow Net Value (US$ M)
After tax
Pre tax

Figure 22-1: Cash Flow – Option 1


Option 2
1600
1100
600
100
-400
0
2
4
6
8
10
12
14
16
18
Cash Flow Net Value (US$ M)
Period (Years)
After-Tax
Pre-Tax

Figure 22-2: Cash Flow – Option 2


Option 3
4262
3262
2262
1262
262
-738
0
5
10
15
20
25
30
35
40
Cash Flow Net Value (US$ M)
Period (Years)
After-Tax
Pre-Tax

Figure 22-3: Cash Flow – Option 3



Option 4
1220
1020
820
620
220
20
0
4
6
8
10
12
14
16
18
-180
Cash Flow Net Value (US$ M)
Period (Years)
After-Tax
Pre-Tax

Figure 22-4: Cash Flow – Option 4



Option 5
4043
3043
1043
43
-957
0
5
10
15
20
25
30
35
40
Cash Flow Net Value (US$ M)
Period (Years)
After-Tax
Pre-Tax

Figure 22-5: Cash Flow – Option 5

Table 22-12: Annual and Accumulated Cash Flow Pre-tax

Period	Option 1 Annual US$ M	Option 2 Annual US$ M	Option 3 Annual US$ M	Option 4 Annual US$ M	Option 5 Annual US$ M
Y00	-251	-375	-387	-368	-18
Y01	87	152	128	156	-47
Y02	118	222	-124	196	-366
Y03	120	197	-313	107	-515
Y04	85	-175	219	-62	113
Y05	74	-345	110	59	66
Y06	57	99	166	139	132
Y07	59	240	268	81	264
Y08	70	169	210	59	206
Y09	73	253	198	110	196
Y10	39	192	196	178	195
Y11	0	182	199	170	198
Y12	0	179	202	136	201
Y13	0	215	220	111	219
Y14	0	274	233	82	232
Y15	0	251	209	65	209
Y16	0	112	206	47	205
Y17	0	103	106	49	106
Y18	0	-63	147	-4	147
Y19	0	0	152	0	152
Y20	0	0	108	0	108
Y21	0	0	115	0	115
Y22	0	0	83	0	83
Y23	0	0	139	0	139
Y24	0	0	116	0	116
Y25	0	0	151	0	150
Y26	0	0	136	0	136
Y27	0	0	177	0	177
Y28	0	0	64	0	65
Y29	0	0	95	0	95
Y30	0	0	83	0	83
Y31	0	0	86	0	86
Y32	0	0	99	0	99
Y33	0	0	93	0	93
Y34	0	0	97	0	97
Y35	0	0	116	0	116
Y36	0	0	99	0	99
Y37	0	0	110	0	109
Y38	0	0	105	0	105
Y39	0	0	125	0	125
Y40	0	0	127	0	127
Y41	0	0	26	0	50
Accum. US$ M	531	1,881	4,695	1,311	4,265

Table 22-13: Annual and Accumulated Cash Flow After-tax

Period	Option 1 Annual US$ M	Option 2 Annual US$ M	Option 3 Annual US$ M	Option 4 Annual US$ M	Option 5 Annual US$ M
Y00	-251	-375	-387	-368	-18
Y01	85	140	115	144	-47
Y02	109	199	-145	173	-366
Y03	111	181	-312	93	-515
Y04	68	-189	218	-73	113
Y05	60	-345	110	59	66
Y06	46	98	165	139	132
Y07	47	240	267	77	264
Y08	56	168	177	47	174
Y09	59	201	160	84	160
Y10	35	149	157	144	157
Y11	0	146	161	137	160
Y12	0	145	162	110	162
Y13	0	172	175	89	175
Y14	0	220	185	66	185
Y15	0	201	166	52	166
Y16	0	112	165	38	165
Y17	0	82	85	39	106
Y18	0	-63	117	-4	117
Y19	0	0	121	0	121
Y20	0	0	86	0	86
Y21	0	0	90	0	90
Y22	0	0	67	0	67
Y23	0	0	111	0	111
Y24	0	0	93	0	94
Y25	0	0	120	0	120
Y26	0	0	108	0	108
Y27	0	0	141	0	141
Y28	0	0	50	0	50
Y29	0	0	76	0	77
Y30	0	0	67	0	67
Y31	0	0	68	0	69
Y32	0	0	80	0	80
Y33	0	0	74	0	74
Y34	0	0	77	0	78
Y35	0	0	94	0	94
Y36	0	0	80	0	80
Y37	0	0	86	0	87
Y38	0	0	84	0	84
Y39	0	0	101	0	101
Y40	0	0	103	0	103
Y41	0	0	22	0	50
Accum. US$ M	425	1,482	3,742	1,047	3,386

22.5.5 Sensitivity Analysis

NPV sensitivity analyses have been performed for changes in market price for copper and gold, changes in recovery rates for copper and gold, changes in capital and operating costs, and changes to discount rate. Sensitivity analyses were performed on base rate, 20%, taxation only.

Changes in metal prices are expressed in increments of 25 cUS/lb for copper and $50 per ounce for gold. Operating and capital costs are expressed in 5% increments of negative and positive deviation from the Base Case values. For discount rate, sensitivity has been made by increments of 1% between 0% and 10%.

Option 1

For option 1, NPV is most sensitive to changes in discount rate and the gold price. For every S$25/oz change in the gold price NPV5 increases or decreases approximately US$22 million or 6%. The project is least sensitive to changes in capex.

Table 22-14, Table 22-15 and Figure 22-6 show main economic indicators at various gold prices and discount rates.

Table 22-14: Gold Price Sensitivity – Option 1

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,100 US$/oz			
NPV @ 5%	US$ M	177	135
IRR	%	21.1%	18.3%
Payback Period	Years	4.0	4.0
Au Price: 1,300 US$/oz			
NPV @ 5%	US$ M	355	279
IRR	%	34.7%	30.2%
Payback Period	Years	3.4	3.5
Au Price: 1,500 US$/oz			
NPV @ 5%	US$ M	533	421
IRR	%	47.3%	40.9%
Payback Period	Years	2.9	3.1

Table 22-15: Discount Rate Sensitivity – Option 1

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,300 US$/oz			
NPV5%	US$ M	355	279
NPV8%	US$ M	279	215
NPV10%	US$ M	237	180



NPV Sensitivity
30,000 t/d Open Pit Heap Leach
US$550
US$500
US$450
US$400
US$350
US$300
US$250
US$200
US$150
US$100
NPV (5%) (Million)
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Percentage Change
Capex
Opex
Au Recovery
Au Price
Disc. Rate

Figure 22-6: NPV Sensitivity – Option 1

Option 2

For Option 2, NPV is most sensitive to changes in discount rate, the gold price and the copper price. For every US$25/oz change in the gold price NPV5 increases or decreases approximately US$51 million or 5.3%. For every $0.25/lb. change in the copper price NPV5 increases or decreases approximately US$74 million or 7.6%.

Table 22-16 to Table 22-18 and Figure 22-7 show main economic indicators at various gold prices, copper prices and discount rates.

Table 22-16: Gold Price Sensitivity – Option 2

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,100 US$/oz			
NPV @ 5%	US$ M	563	413
IRR	%	16.9%	14.5%
Payback Period	Years	7.6	7.7
Au Price: 1,300 US$/oz			
NPV @ 5%	US$ M	967	737
IRR	%	27.3%	23.0%
Payback Period	Years	6.1	6.4
Au Price: 1,500 US$/oz			
NPV @ 5%	US$ M	1,364	1,062
IRR	%	39.6%	32.7%
Payback Period	Years	6.0	5.8

Table 22-17: Copper Price Sensitivity – Option 2

Item	Unit	Pre-tax	After-tax (20%)
Cu Price: 2.5 US$/lb			
NPV @ 5%	US$ M	823	626
IRR	%	25.3%	21.1%
Payback Period	Years	6.3	6.8
Cu Price: 3.0 US$/lb			
NPV @ 5%	US$ M	967	737
IRR	%	27.3%	23.0%
Payback Period	Years	6.1	6.4
Cu Price: 3.5 US$/lb			
NPV @ 5%	US$ M	1,113	851
IRR	%	29.1%	24.7%
Payback Period	Years	6.0	6.2

Table 22-18: Discount Rate Sensitivity – Option 2

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,300 US$/oz			
NPV5%	US$ M	967	737
NPV8%	US$ M	651	479
NPV10%	US$ M	499	356



NPV Sensitivity
60k tpd Open Pit Heap Leach; Transitioning to a 27k tpd Open Pit Sulphide Operation
NPV (5%) (Million)
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Percentage Change
Capex
Opex
Au Recovery
Au Price
Cu Price
Disc. Rate

Figure 22-7: NPV Sensitivity – Option 2

Option 3

For option 3, NPV is most sensitive to changes in discount rate, the gold price and the copper price. For every US$25/oz change in the gold price NPV5 increases or decreases approximately US$84 million or 5%. For every $0.25/lb. change in the copper price NPV5 increases or decreases approximately US$206 million or 12.6%.

Table 22-19 to Table 22-21and Figure 22-8 show main economic indicators at various gold prices, copper prices, and discount rates.

Table 22-19: Gold Price Sensitivity – Option 3

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,100 US$/oz			
NPV @ 5%	US$ M	972	738
IRR	%	13.4%	12.0%
Payback Period	Years	9.8	9.9
Au Price: 1,300 US$/oz			
NPV @ 5%	US$ M	1,636	1,271
IRR	%	20.0%	17.6%
Payback Period	Years	7.7	8.0
Au Price: 1,500 US$/oz			
NPV @ 5%	US$ M	2,294	1,806
IRR	%	27.2%	23.8%
Payback Period	Years	6.5	6.7

Table 22-20: Copper Price Sensitivity – Option 3

Item	Unit	Pre-tax	After-tax (20%)
Cu Price: 2.5 US$/lb			
NPV @ 5%	US$ M	1,227	940
IRR	%	17.2%	15.1%
Payback Period	Years	8.3	8.5
Cu Price: 3.0 US$/lb			
NPV @ 5%	US$ M	1,636	1,271
IRR	%	20.0%	17.6%
Payback Period	Years	7.7	8.0
Cu Price: 3.5 US$/lb			
NPV @ 5%	US$ M	2,050	1,601
IRR	%	22.4%	19.7%
Payback Period	Years	7.4	7.6

Table 22-21: Discount Rate Sensitivity – Option 3

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,300 US$/oz			
NPV5%	US$ M	1,636	1,271
NPV8%	US$ M	918	686
NPV10%	US$ M	623	445



NPV Sensitivity
60k tpd Open Pit Heap Leach; Transitioning to a 27k tpd Underground Sulphide Operation
US$4,000
US$2,000
US$1,000
US$500
-30%
-20%
-10%
0%
10%
20%
30%
Percentage Change
Capex
Opex
Au Recovery
Au Price
Cu Price
Disc. Rate

Figure 22-8: NPV Sensitivity – Option 3

Option 4

Sensitivity analysis for Option 4 indicates that NPV is most sensitive to changes in discount rate and the gold price. For every $25/oz. change in the gold price NPV5 increases or decreases approximately US$38 million or 5.2%. For every $0.25/lb. change in the copper price NPV5 increases or decreases approximately US$47 million or 6.4%.

Table 22-22 to Table 22-24 and Figure 22-9 show main economic indicators at various gold prices, copper prices and discount rates.

Table 22-22: Gold Price Sensitivity – Option 4

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,100 US$/oz			
NPV @ 5%	US$ M	428	324
IRR	%	18.7%	16.2%
Payback Period	Years	7.2	7.6
Au Price: 1,300 US$/oz			
NPV @ 5%	US$ M	738	575
IRR	%	30.7%	26.1%
Payback Period	Years	4.6	5.5
Au Price: 1,500 US$/oz			
NPV @ 5%	US$ M	1,040	816
IRR	%	43.4%	36.2%
Payback Period	Years	12.3	6.5

Table 22-23: Copper Price Sensitivity – Option 4

Item	Unit	Pre-tax	After-tax (20%)
Cu Price: 2.5 US$/lb			
NPV @ 5%	US$ M	647	500
IRR	%	29.0%	24.5%
Payback Period	Years	4.6	5.6
Cu Price: 3.0 US$/lb			
NPV @ 5%	US$ M	738	575
IRR	%	30.7%	26.1%
Payback Period	Years	4.6	5.5
Cu Price: 3.5 US$/lb			
NPV @ 5%	US$ M	829	643
IRR	%	32.2%	27.3%
Payback Period	Years	4.7	5.4

Table 22-24: Discount Rate Sensitivity – Option 4

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,300 US$/oz			
NPV5%	US$ M	738	575
NPV8%	US$ M	528	402
NPV10%	US$ M	423	315


NPV Sensitivity
60k tpd Open Pit Heap Leach: Transitioning to a 12k tpd Open Pit Sulphide Operation
NPV (5%)(Million)
US$ 1,400
US$ 1,200
US$ 1,000
US$ 800
US$ 600
US$ 400
US$ 200
US$ 0
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Percentage Change
Capex
Opex
Au Recovery
Au Price
Cu Price
Disc. Rate

Figure 22-9: NPV Sensitivity – Option 4

Option 5

Sensitivity analysis for Option 5 indicates the NPV is most sensitive to changes in discount rate, the gold price and the copper price. For every $25/oz. change in the gold price NPV5 increases or decreases approximately US$61 million or 4.7%. For every $0.25/lb. change in the copper price NPV5 increases or decreases approximately US$202 million or 15.4%.

Table 22-25 to Table 22-27 and Figure 22-10 show main economic indicators at various gold prices, copper prices and discount rates.

Table 22-25: Gold Price Sensitivity – Option 5

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,100 US$/oz			
NPV @ 5%	US$ M	823	594
IRR	%	12.1%	10.6%
Payback Period	Years	11.3	11.8
Au Price: 1,300 US$/oz			
NPV @ 5%	US$ M	1,305	985
IRR	%	15.6%	13.8%
Payback Period	Years	9.8	10.2
Au Price: 1,500 US$/oz			
NPV @ 5%	US$ M	1,792	1,380
IRR	%	18.8%	16.7%
Payback Period	Years	8.9	9.1

Table 22-26: Copper Price Sensitivity – Option 5

Item	Unit	Pre-tax	After-tax (20%)
Cu Price: 2.5 US$/lb			
NPV @ 5%	US$ M	903	661
IRR	%	12.8%	11.3%
Payback Period	Years	10.9	11.3
Cu Price: 3.0 US$/lb			
NPV @ 5%	US$ M	1,305	985
IRR	%	15.6%	13.8%
Payback Period	Years	9.8	10.2
Cu Price: 3.5 US$/lb			
NPV @ 5%	US$ M	1,718	1,316
IRR	%	18.2%	16.1%
Payback Period	Years	9.1	9.4

Table 22-27: Discount Rate Sensitivity – Option 5

Item	Unit	Pre-tax	After-tax (20%)
Au Price: 1,300 US$/oz			
NPV5%	US$ M	1,305	985
NPV8%	US$ M	641	448
NPV10%	US$ M	378	235


NPV Sensitivity
27k tpd Underground Sulphide Operation
NPV (5%)(Million)
US$ 3,900
US$ 3,400
US$ 2,900
US$ 2,400
US$ 1,900
US$ 1,400
US$ 900
US$ 400
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Percentage Change
Capex
Opex
Au Recovery
Au Price
Cu Price
Disc. Rate

Figure 22-10: NPV Sensitivity – Option 5

22.6 After Income Tax Analysis

Alquimia is not a financial adviser, and these models are indicative only. Alquimia recommends that the Company and other readers of this Technical Report seek their own financial and tax advice before taking action in relation to the financial matters herein.

The preliminary financial models and results have been presented on a pre-income tax basis after deducting the Mining Royalty Tax. After-tax sensitivities have been prepared to illustrate on a pro-forma basis the potential impact of different taxation scenarios that may be applicable.

The preparation of a comprehensive after-tax model results from proper tax planning, modelled with the advice of taxation specialists, which rely on a number of material assumptions that cannot be defined at this point, but can be generally grouped into:

- The optimal capital structure (leverage)
- The financial and commercial terms and conditions available in the markets at the time of preparing the actual comprehensive funding package for the Project
- The availability and principal characteristics of multi-jurisdictional tax planning alternatives.

These assumptions depend on multiple material variables including, but not limited to:

- The financial, operational and commercial strength and the country of origin of strategic partners, joint venture partners, or other sponsors that would be involved in the development and operation of the Project
- The conditions prevailing in the multiple debt, equity and other financial markets relevant to the Project
- The country of origin of the Project's main equipment suppliers, and
- The conditions prevailing in the main commercial markets relevant to the Project (off-take, EPCM, power supply, etc.).

Table 1-25 shows post-tax main economic indicators, considering 20% and 35% income tax rates.

Table 22-28: Summary of Post-Tax Economic Evaluation Results

Indicator	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
20% Tax Rate						
NPV @ 5%	US$ M	279	737	1,271	575	985
IRR	%	30.2%	22.7%	17.6%	26.1%	13.8%
Payback Period	years	3.5	6.6	8.0	5.5	10.2
35% Tax Rate						
NPV @ 5%	US$ M	218	587	1,042	469	811
IRR	%	26.3%	22.9%	16.2%	23.6%	12.8%
Payback Period	years	3.6	7.8	8.1	5.9	10.3

22.7 Conclusion from the Preliminary Economic Analysis

The NPV5, IRR and payback period indicate the following:

- All five options have positive NPV
- Option 1 presents the best return (IRR) and shortest payback at low capital investment

- Option 2 provides a potentially viable alternative at low CAPEX and OPEX
- Option 3 provides the most favourable economic return in terms of NPV
- Option 3 provides the highest revenue due to the largest resource exploitation of the options studied
- Option 4 provides the second best IRR and payback period
- Option 5 indicates that there is a potentially viable economic strategy for the development of an underground operation only, should it be required for corporate or other reasons.

22.8 2012 PFS Validation

As part of the PEA study Alquimia also reviewed the 2012 PFS[52] previously completed by Exeter in order to determine if the financial evaluation for this project was still valid. Alquimia reviewed capex and opex and updated metal prices in order to generate a new economic evaluation. This validation and the criteria used are discussed in full in Section 24; however, Table 22-29 presents the new and original 2012 PFS indicators. it can be seen that the NPV value has increased, this mainly due to different gold and copper values used in the 2012 PFS validation in June, 2014, however the conclusion of this review is that based under current operating, capital and economic criteria the Super Pit option still is a possible and profitable development for the Caspiche Project and that the change in NPV is within the margin of error for the 2012 PFS.

Table 22-29: Super Pit Economic Evaluation with 2012 PFS and PEA Criteria

Indicator	Unit	PFS	PEA
NPV	US$ M	2,800	3,553
IRR	%	11.5%	12.6%
Payback	y	9.9	9.5
NPV / CAPEX	Ratio	0.54	0.68

For further ease of reference the chapter pertaining to Economic Analysis completed in the 2012 PFS and pertaining to the selected Super pit option is reproduced in the following sections.

[52] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

22.8.1 2012 PFS Economic Analysis

The economic analysis is based on the estimated CAPEX and OPEX and revenue calculated thereof. Cash flow and economic analyses were performed from effective date that equipment was on the project site. The data from the 2012 PFS was updated in this section and considers the values generated in the 2012 PFS Validation review of June 2014, as discussed in Section 24 of this Technical Report.

The original economic analysis in 2011 excluded taxes but included Anglo American royalty of 3%. Sensitivities based on commodity price, metals recovery, operating cost and capital expenditure variation are highlighted in the following figures and the results discussed later.

In order to provide a post-tax analyses for the Super Pit option, Alquimia has used the same philosophy in generating the post tax economic evaluation as used in the PEA. Alquimia is not a financial advisor and these figures should be confirmed with a recognised tax expert. Sensitivities based on discount rate, commodity price, operating cost and capital expenditure variation are highlighted in Figure 22-12 and Figure 22-13 and the results discussed in Section 22.8.2.

The economic evaluations completed for 2012 PFS economic assessment indicated that the Super Pit was the preferred option to be developed to Feasibility Study level.

2012 PFS Production and Revenue

Total payable metal production for the Super Pit option evaluated in the 2012 PFS is summarized in Table 22-30.

Table 22-30: 2012 PFS – Metals Payable Production

Item	Unit	Value
Copper Production	Mlb	4,003
Gold Production	koz	12,983
Silver Production	koz	14,736

The revenue associated with these payable metal productions is presented in Table 22-32. The revenue was calculated using the following metal prices:

Table 22-31: 2012 PFS – Metal Prices

Metal	Unit	LoM
Gold	US$/oz	1,300
Silver	US$/oz	20
Copper	US$/lb	3.0

Table 22-32: 2012 PFS – Revenue Calculated

Item	US$ M
Copper Revenue	12,010
Gold Revenue	16,878
Silver Revenue	295
Total Revenue	**29,182**

2012 PFS Pre-tax Economic Analysis

The 2012 PFS economic evaluation was developed for the Super Pit option considering Net Present Value discounted at 5% (NPV5) and illustrates Internal Rate of Return (IRR) and Payback Period.

The economic analysis assumes that project capital draw down commitment begins when equipment is delivered. All analyses have been developed in a Pre-tax basis and After-tax basis considering a 20% income tax.

A summary of these indicators for the Super Pit option is presented in Table 22-33.

Table 22-33: 2012 PFS – Super Pit Pre-tax Economic Evaluation

Indicator	Unit	Pre-tax	After-tax
NPV@5	US$ M	3,553	2,282
IRR	%	12.6	10.6
Payback(*)	Years	9.5	9.8

(*) from initial investment

The pre and post tax cash flows calculated in the 2012 PFS for the Super Pit are presented in Figure 22-11 and Table 22-34.


Cash Flow
10000
8000
6000
4000
2000
-2000
-4000
-6000
2
4
6
8
10
12
14
16
18
Cash Flow Net Value (US$ M)
Period (Years)
After-tax
Pre-tax

Figure 22-11: 2012 PFS – Super Pit Cash Flow

Table 22-34: 2012 PFS – Pre-tax and After-tax Cash Flows

Period	Pre-tax		After-tax	
	Annual US$ M	Accum. US$ M	Annual US$ M	Accum. US$ M
0	-969	-969	-969	-969
1	-2,307	-3,276	-2,307	-3,276
2	-1,143	-4,419	-1,143	-4,419
3	201	-4,218	192	-4,226
4	695	-3,523	675	-3,552
5	930	-2,593	905	-2,647
6	846	-1,747	823	-1,825
7	557	-1,190	545	-1,279
8	803	-387	781	-498
9	771	385	617	119
10	1,119	1,504	838	957
11	794	2,298	599	1,556
12	637	2,935	480	2,036
13	821	3,756	609	2,644
14	950	4,706	686	3,330
15	409	5,115	320	3,650
16	591	5,706	446	4,095
17	1,001	6,706	740	4,836
18	1,324	8,031	971	5,807
19	855	8,886	612	6,420

A sensitivity analysis for NPV5 was completed, considering metals recoveries and prices and variations in the CAPEX and OPEX. This sensitivity analysis is summarized in Figure 22-12 as follows:


NPV Sensitivity (Pre-Tax)
NPV Pre-Tax (US$ M)
6,000
5,000
4,000
3,000
2,000
1,000
0
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Change
Discount Rate
Capex
Opex
Cu Price
Au price

Figure 22-12: 2012 PFS – Super Pit NPV5 Sensitivity Analysis Pre-Tax


NPV Sensitivity (After -Tax)
NPV After-Tax (US$ M)
6,000
5,000
4,000
3,000
1,000
0
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Change
Discount Rate
Capex
Opex
Cu Price
Au price

Figure 22-13: 2012 PFS – Super Pit NPV5 Sensitivity Analysis After-Tax

The 2012 PFS included a sensitivity analysis for NPV=0, considering metals recoveries and prices and variations in the CAPEX and OPEX. This sensitivity analysis is summarized in Table 22-35 for the Super Pit option. NPV = 0 is effectively breakeven for the project. Table 22-35 illustrates the metal values where breakeven occurs and highlights the robustness of the Super Pit option.

Table 22-35: 2012 PFS – Super Pit Sensitivity Analysis for NPV=0

Item	Unit	Value
Indicators For NPV = 0		
Price Copper	US$/lb	1,45
Price Gold	US$/oz	850

A Super Pit sensitivity analysis for Cu price of 3.05 US$/lb (June 16, 2014) was completed. This sensitivity analysis is summarized in Table 22-36.

Table 22-36: 2012 PFS – Super Pit Sensitivity Analysis at Cu Current Market Price

Indicator	Unit	Pre-tax	After-tax
Cu Price: 3.05 US$/lb			
NPV@5	MUS$	3.667.6	2,149
IRR	%	12.8	10.7
PAYBACK(*)	Years	9.4	9.7

A sensitivity analysis for the Super Pit using Au price of 1,271 US$/oz (June 16, 2014) was completed. This sensitivity analysis is summarized in Table 22-37.

Table 22-37: 2012 PFS – Super Pit Sensitivity Analysis at Au Current Market Price

Indicator	Unit	Pre-tax	After-tax
Au Price: 1,271 US$/oz			
NPV@5	MUS$	3,324	1,911
IRR	%	12.1	10.1
PAYBACK(*)	Years	9.7	10.0

22.8.2 Conclusions from the 2012 PFS Economic Analysis

The NPV5, IRR and payback period indicate the following:

- The Super Pit option provides the most favourable economic return
- Payback period is shortest for the Super Pit case due to economies of scale due to higher tonnage rate and the lower cost for the heap leach process.

- The Super Pit option provides the highest revenue due to the largest reserve exploitation of the options studied.

The sensitivity analyses indicate:

- Super Pit sensitivity analysis indicates that it is most sensitive to gold recovery ahead of operating costs and then copper recovery
- Metals fluctuation impact is expected. Opex sensitivity is largely due to the high volume of waste material to be moved which increases sensitivity impacts
- The sensitivity analysis shows maximum variation of NPV5 for Super Pit is MUS$ 1,841
- Based on the above, the Super Pit option is that which is recommended for development to feasibility Study level. The key reserve estimates and mining parameters used to reach this conclusion are as per Table 22-38.

Table 22-38: 2012 PFS – Super Pit Key Reserve Estimates and Mining Parameters

Reserves	Mt	Au (g/t)	Ag (g/t)	Cu (%)		
Oxide Ore	124	0.38	1.62	<0.01		
MacNeill Ore	78	0.51	1.05	0.07		
Sulphide Ore	889	0.58	1.13	0.24		
Contained Metal	Cu (Mt)	Au (Moz)	Ag (Moz)	Eq Au (Moz)		
	2.1	19.3	41.5	30.1		
Mine Schedule	LOM (y)	Oxide Process (ktpd)	MacNeill Process (kptd)	Open Pit Feed (ktpd)	Max. Open Pit Mvment. (ktpd)	Avg. Open Pit Mvment. (ktpd)
	19	72	33	150	909	655

23 ADJACENT PROPERTIES

There are no properties immediately adjacent to the Caspiche project that is at the same state of development as the Caspiche Porphyry deposit.

24 OTHER RELEVANT INFORMATION

24.1 Drilling Data

Since the completion of the Mineral Resource Estimate in April 2012, the Cube 2012 MRE, Exeter has completed four metallurgical drill holes and received final assay data for the last two diamond holes of the 2012 campaign. The four metallurgical holes are sampled by 4 m composite lengths over a total down hole length of 2,088 m. The two diamond holes with final assay data are CSD090 (573 m) and CSD092 (537 m) both have been sampled on 2 m composite lengths. Cube has made investigations of these specific holes by comparing them to the estimation domain, block model outcomes and holes nearby to ensure they do not represent new data which has a material effect on the Cube 2012 MRE. It is Cube's opinion that the new holes do not represent or cause material changes to the Cube 2012 MRE.

24.2 Resource Comparison 2011 to 2012

A MRE may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The MRE may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other as yet identified factors.

A comparison has been made between the 2011 MRE used in the 2012 PFS (AMEC 2011) and the 2012 MRE (Cube 2012) which forms the basis of the current PEA. Table 24-1 reflects the AMEC 2011 MRE used for the 2012 PFS. The AMEC 2011 MRE is limited by an optimization shell representing a limit of reasonable expectation of economic exploitation as detailed in the 2012 PFS. The AuEq cut-offs used in Table 24-1 were calculated using the AuEq formula used in the 2012 PFS. Table 24-2 is a restatement of the 2011 MRE after the application of a revised gold equivalent AuEq formula, as determined in the PEA, using gold, copper and silver grades within estimated sulphur thresholds and within weathering domains as defined for the PEA. **Full details of the two AuEq formulae are provided in Chapter 14.** Using the PEA AuEq formula on the 2011 MRE 2011 resulted in small variations in tonnes, grades and AuEq ounces in each classification.

Table 24-3 is a statement of the Cube 2012 MRE which used updated drill hole data and is the basis of the PEA.

The Cube 2012 MRE shown in Table 24-3 has been reported using the same constraints, pit limits, PEA AuEq formula and cut-off grades as the 2011 MRE shown in Table 24-2.

Table 24-3 shows some minor variations on a line by line basis to Table 24-2 and these variations are the result of new drilling confirming grade and boundary assumptions. This

information has increased the confidence in the Mineral Resource estimate as reflected in the classification of the Cube 2012 MRE. Measured tonnes in the 2012 MRE are shown to have increased compared to the AMEC 2011 MRE, associated with a decrease in the Indicated and Inferred tonnes.

Table 24-1: Statement of Mineral Resources (AMEC, 2011)*[53]

Material	Category	Cut-off AuEq g/t	Volume (Mm^3)	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq (g/t)	AuEq (Moz)
Oxide	Measured	>0.18	23	56	0.45		1.72	0.45	0.81
Oxide	Indicated	>0.18	21	50	0.37		1.57	0.37	0.60
Oxide	Inferred	>0.18	4	9	0.27		1.54	0.27	0.10
Sulphide	Measured	>0.30	163	402	0.56	0.22	1.08	0.98	12.67
Sulphide	Indicated	>0.30	346	853	0.49	0.19	1.1	0.84	22.93
Sulphide	Inferred	>0.30	114	277	0.31	0.13	0.88	0.54	4.90
ALL	Measured	Combined	186	457	0.55	0.2	1.15	0.92	13.48
ALL	Indicated	Combined	367	903	0.48	0.18	1.12	0.81	23.53
ALL	Inferred	Combined	117	286	0.31	0.12	0.89	0.54	4.90

*Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

Table 24-2: Comparison Summary of Mineral Resources (AMEC 2011) using PEA AuEq formula*[51]

Material	Category	Cut-off AuEq (g/t)	Volume (Mm^3)	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq (g/t)	AuEq (Moz)
Oxide	Measured	>0.18	24	57	0.45		1.73	0.46	0.83
Oxide	Indicated	>0.18	21	51	0.36		1.60	0.37	0.60
Oxide	Inferred	>0.18	4	9	0.25		1.62	0.26	0.08
Sulphide	Measured	>0.30	161	398	0.57	0.23	1.08	0.99	12.71
Sulphide	Indicated	>0.30	347	854	0.49	0.19	1.10	0.85	23.20
Sulphide	Inferred	>0.30	115	282	0.31	0.13	0.88	0.55	4.98
ALL	Measured	Combined	185	455	0.55	0.20	1.16	0.92	13.54
ALL	Indicated	Combined	368	905	0.48	0.18	1.13	0.82	23.80
ALL	Inferred	Combined	119	291	0.30	0.12	0.91	0.54	5.06

*Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

53 Cautionary Statement: the reader should note that the results in the table have been superseded by the 2012 mineral resource estimate.

Table 24-3: Summary Comparison of Mineral Resources for Caspiche 11 April 2012 (Cube 2012 MRE) using 2013 AuEq formula.*

Material	Category	Cut-off AuEq (g/t)	Volume (Mm³)	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq (g/t)	AuEq (Moz)
Oxide	Measured	>0.18	30	67	0.46		1.56	0.46	1.00
Oxide	Indicated	>0.18	25	56	0.39		1.63	0.40	0.72
Oxide	Inferred	>0.18	1	3	0.22		1.04	0.22	0.02
Sulphide	Measured	>0.30	222	545	0.58	0.23	1.16	1.02	17.81
Sulphide	Indicated	>0.30	293	721	0.48	0.18	1.17	0.84	19.37
Sulphide	Inferred	>0.30	80	195	0.29	0.12	0.91	0.52	3.23
ALL	Measured	Combined	252	612	0.57	0.21	1.20	0.96	18.88
ALL	Indicated	Combined	318	777	0.47	0.17	1.20	0.81	20.20
ALL	Inferred	Combined	81	198	0.29	0.12	0.91	0.52	3.28

*Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

A comparison summary of the two Mineral Resource Estimates is shown in Table 24-4. The table is a report of the respective MREs reported using the AMEC 2011 MRE criteria, including AuEq gold equivalent formula.

Table 24-4: Summary comparison 2011 MRE to 2012 MRE (based on AMEC 2011 MRE cut-offs – AuEq)*

Material	Volume (Mm³)	Tonnes (Mt)	Au (ppm)	Cu (%)	Ag (ppm)	AuEq (ppm)	AuEq (Moz)
2011 Oxide Mea	23	56	0.45		1.72	0.45	0.82
2012 Oxide Mea	29	66	0.46		1.54	0.46	0.97
2011 Oxide Ind	21	50	0.37		1.59	0.37	0.59
2012 Oxide Ind	25	56	0.39		1.63	0.40	0.71
2011 Oxide Inf	1	9	0.26		1.56	0.26	0.07
2012 Oxide Inf	4	3	0.23		1.18	0.23	0.02
2011 Sulp Mea	163	402	0.56	0.224	1.08	0.98	12.71
2012 Sulp Mea	225	554	0.58	0.230	1.16	1.02	18.25
2011 Sulp Ind	347	854	0.49	0.186	1.10	0.84	23.01
2012 Sulp Ind	296	726	0.48	0.184	1.17	0.84	19.61
2011 Sulp Inf	114	278	0.31	0.126	0.88	0.54	4.88
2012 Sulp Inf	81	197	0.29	0.115	0.92	0.51	3.25

*Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

Table 24-4 demonstrates the variations in the two MRE's due to the classification differences. The robust nature of the grade estimates from 2011 to 2012 is apparent in this tabulation with grades varying within a few percent from 2011 to 2012.

Figure 12-1 presents the grade tonnage curve comparison of the AMEC 2011 and Cube 2012 MRE over the range 0 to 1 g/t AuEq. The comparison is limited to estimated blocks contained within the Cube 2012 optimized shell DTM defining the reasonable expectation of exploitation and limited to material classified as Measured and Indicated transitional and fresh (or non-oxidized). The two Mineral Resource Estimates show consistent similarity above a cut off of 0.4 g/t AuEq, with the 2012 MRE resulting in slightly higher grade across these cut-offs. Differences between the curves below the 0.4 g/t AuEq cut-off can be partially explained by the differing search parameter strategies used. In particular the differing search radii and boundary conditions imposed on the estimates. The AMEC 2011 grade and tonnes curve below 0.3 g/t AuEq suggests a slightly conditionally biased grade estimate. Cube concludes that the grade tonnage curves demonstrate the robust nature of the Mineral Resource Estimate above economic cut-offs.



2011 to 2012 Measured and Indicated Comparison
Grade: aueq
Mt
Cut-Off
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
3000
2500
2000
1500
1000
500
0
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
0.45
0.5
0.55
0.6
0.65
0.7
0.75
0.8
0.85
0.9
0.95
1
2011 aueq
2012 aueq
2011 Mt
2012 Mt

Figure 24-1: Grade Tonnage Curve Comparison AMEC 2011 to Cube 2012 Measured and Indicated Transitional and Fresh Estimated Resource

Figure 24-2 summaries the differences between the AMEC 2011 and Cube 2012 MREs in the form of grade tonnage curves over the range 0 to 1 g/t AuEq. The comparison is limited to estimated blocks contained within the Cube 2012 optimized shell DTM defining the reasonable expectation of exploitation and limited to material classified as Measured and Indicated, oxide material. The two resource estimates show consistent similarity of grade above a cut off of 0.15 g/t AuEq. The lower tonnes and higher grade of the AMEC 2011 MRE at very low cut-offs is suggestive of minor conditional bias in the estimate. There are more tonnes estimated in the Cube 2012 MRE at all cut-offs.

Again, the comparison demonstrates a robust grade estimate in both at economic cut-offs.



Figure 24-2: Grade Tonnage Curve Comparison AMEC 2011 to Cube 2012 Measured and Indicated Oxide Estimated Resource

The two MRE's share an number of key assumptions which include the domaining of the estimation by lithology and oxidation, the choice of 8 m downhole composite size and estimation by ordinary kriging.

There are however a significant number of key differences in the approaches taken for the estimates. These differences can be summarized as follows:

- Differences in drill hole data used to estimate the MRE

- Differences in boundary conditions imposed on lithology and oxidation
- Different methods and thresholds used to limit outlier grades
- Different model block dimensions
- Different variogram models used in estimation
- Different search strategies used in estimation
- Different classification of MREs.

Drill hole data differences

The database includes an additional 12 diamond holes for 4,797 m completed by Exeter since the previous MRE (AMEC, 2011). Of the 12 new diamond holes, 11 targeted Caspiche porphyry prospect. This most recent drilling program was focused on increasing resource confidence and providing additional metallurgical samples within the Caspiche porphyry prospect. The use of new data affected the modelled outcome especially in the area around the new data. The new data has been visually inspected and has not differed materially to the surrounding data in grade tenor or boundary position.

Subsequent to the Cube 2012 MRE, Exeter received the final assay results for three additional drill holes. The QP has reviewed the results for these three holes in the context of the Cube 2012 MRE and concluded that the extra information is not sufficiently material to the Cube 2012 MRE to warrant a re-estimation at this time.

Boundary condition assumptions

The boundary conditions defining how data within the different lithological and oxidation domains interact are slightly different between the two MRE's. The AMEC 2011 MRE used a method of hard and soft boundaries where sample data were not used across boundaries (hard) and were shared across boundaries (soft) within halo distances as detailed in Table 24-5 and Table 24-6.

Table 24-5: Estimation Domains and Data Combinations – Gold and Silver – AMEC 2011 MRE

Domain	Sample Sharing
OB	Overburden Samples Only
CFB+VOLCBX	Shared Samples CFB+VOLCBX
KCA	Potassic-Calcic Alteration Samples Only
KCAEX	Samples within 30 m Halo Zone Outside KCA
DP	DP Samples Only
DPEX	Samples within 60 m Halo Zone Outside DP
QDP1	QDP1 Samples Only
QDP1EX	Samples within 30 m Halo Zone Outside QDP1
QDP2	QDP2 Samples Only
DTB	DTB Samples Only
MAC	MAC Samples Only

Table 24-6: Estimation Domains and Data Combinations – Copper – AMEC 2011 MRE

Domain	Sample Sharing
Oxide	Oxide Samples Only
Mixed	Shared samples Between Oxide and Sulphide ±30 m
Sulphide	Sulphide Samples Only

After reviewing the composite data boundary behavior, Cube adopted slightly different boundary conditions for the Cube 2012 MRE as detailed in Table 24-7, Table 24-8 and Table 24-9. Data sharing across soft boundaries was not limited to a halo distance and the data available for estimation extended up to half the search diameter across shared (soft) boundaries. Significant differences to the AMEC 2011 MRE are that the MAC and QDP1 boundaries for gold, silver and arsenic are soft in the Cube 2012 MRE.

Table 24-7: Estimation Domains and Data Combinations – Gold, Silver and Arsenic – Cube 2012 MRE

Estimation Domain	Sample Combinations (Au, Ag, As)	Boundary Type
OB	OB	Hard
CFB	QDP1 + DP + VOLCBX + CFB (OX+SU)	Soft
DTB2	DTB2 (OX+SU)	Hard
DP	DP (OX+SU)	Hard
QDP1	QDP1 + DP + VOLCBX + CFB (OX+SU)	Soft
QDP2	QDP2 (OX+SU)	Hard
VOLCBX	QDP1 + DP + VOLCBX + CFB (OX+SU)	Soft
MAC	MAC + QDP1 + QDP2 + DP + VOLCBX +CFB (OX+SU)	Soft
K-CA Alteration	K-CA Alt	Hard

Table 24-8: Estimation Domains and Data Combinations – Copper, Sulphur and Molybdenum – Cube 2012 MRE

Estimation Domain	Sample Combinations (Cu, S, Mo)	Boundary Type
OB/OX	Combined OB + All OX	Hard
CFB	QDP1 + DP + VOLCBX + CFB (SU Only)	Soft
DTB2	DTB2 (SU Only)	Hard
DP	DP (SU Only)	Hard
QDP1	QDP1 + DP + VOLCBX + CFB (SU Only)	Soft
QDP2	QDP2 (SU Only)	Hard
VOLCBX	QDP1 + DP + VOLCBX + CFB (SU Only)	Soft
MAC	MAC + QDP1 + QDP2 + DP + VOLCBX +CFB (SU Only)	Soft
K-CA Alteration	K-CA Alt	Hard

Table 24-9: Estimation Domains and Data Combinations – Iron – Cube 2012 MRE

Estimation Domain	Sample Combinations (Fe)	Boundary Type
OB/OX	Combined OB + All OX	Hard
SU	All SU	Hard

These boundary differences will slightly alter the tonnes and grades estimated into domains; however due to the overall size of the AMEC 2011 MRE it is Cube's opinion that these changes have not materially altered the AMEC 2011 MRE at economic cut-offs.

Restriction of high grade outlier data

The restriction of outlier grades in the AMEC 2011 MRE used a method whereby the outlier restriction is applied during the block grade estimation. High-grade samples are permitted to estimate grades for blocks within the defined distance thresholds, beyond the specified distance the samples are capped at the grade threshold. The thresholds and range limitations used are shown in Table 24-10 and Table 24-11.

Table 24-10: High Grade Restriction for Gold and Silver – AMEC 2011 MRE

Domain	High Grade Search				
	Au Threshold (g/t)	Ag Threshold (g/t)	Range (m)		
			X	Y	Z
OB	1.00	10.0	40	40	25
CFB+VOLCBX	1.90	12.0	40	40	25
KCA	0.50	2.3	40	40	25
KCAEX	1.00	2.0	40	40	25
DP	2.10	5.0	40	40	25
DPEX	2.10	5.0	40	40	25
QDP1	1.90	5.1	40	40	25
QDP1EX	1.60	4.0	40	40	25
QDP2	1.00	10.0	40	40	25
DTB	0.30	3.0	40	40	25
MAC	1.10	5.0	40	40	25

Note: suffix "EX" means that the unit had its interpretation expanded

Table 24-11: High Grade Restriction for Copper – AMEC 2011 MRE

Domain	High Grade Search			
	Cu Threshold (%)	Range (m)		
		X	Y	Z
Oxide	0.05	40	40	25
Transition	0.48	40	40	25
Sulphide	0.80	40	40	25

The restriction of outlier grade data undertaken in the Cube 2012 MRE was a process of replacing outliers with a restricted grade prior to estimation. The applied restrictions are detailed in Table 24-12. Comparison with the limits applied in the AMEC 2011 MRE show that Cube's selected thresholds was slightly higher than those used for the AMEC 2011 MRE.

Table 24-12: Caspiche Assay Capping – 8 m Composites –Cube 2012 MRE

Stratigraphic Unit	Au ppm	Cu % Su (Ox)	Ag (ppm)	As (ppm)	S % Su (Ox)	Mo ppm Su (Ox)	Fe % Su (Ox)
OB	0.9	0.08	8	600	2.5	300	6
CFB	2.5	0.8 (0.08)	15	1500	8 (2.5)	600 (300)	10 (6)
DTB2	0.4	0.8 (0.08)	4	300	8 (2.5)	600 (300)	10 (6)
DP	2.5	0.8	15	1500	8	600	10
QDP1	2.5	0.8 (0.08)	15	1500	8 (2.5)	600 (300)	10 (6)
QDP2	1.5	0.8 (0.08)	8	600	8 (2.5)	600 (300)	10 (6)
VOLCBX	2.5	0.8 (0.08)	15	1500	8 (2.5)	600 (300)	10 (6)
MAC	2.5	0.8	15	1500	8	600	10

The selection of thresholds for capping assay data and the implementation methodology can be expected to impact on the estimated block grades. The effect of higher grade threshold limits can be seen in the slightly higher grades in the Cube 2012 MRE shown in the grade tonnage curves Figure 12-1 and Figure 24-2.

Block model definition

The block model definitions used for the two modelling phases were designed on different support. The AMEC 2011 MRE was based on 25 m x 25 m x 15 m, whereas the Cube 2012 MRE has been designed on a block of 10 m x 10 m x 8 m dimensions. A comparison of global statistics and grade tonnage curves was undertaken to test the impact of varying block size. The results indicated that there was no material difference in the estimated metal quantities due to block size selection.

Variogram models

The AMEC 2011 MRE was estimated using correlograms whereas the Cube 2012 MRE estimation used variogram models. The differences in the modelled data characteristics was reviewed and found to be minor in nature. The nature of the mineralisation in particular the low relative nugget and long ranges of the estimated elements results in a robust estimation. Due to this robust nature of the mineralisation, the effect of using slightly different variogram models is not considered by Cube to be material to the estimated block outcomes.

Search strategies used in estimation

The estimation strategy used for the AMEC 2011 MRE consisted of a three pass process with increasing search radii and relaxing limits on the number of composite data used as shown in Table 24-13. In the Cube 2012 MRE single pass estimation has been used as detailed in Table 24-14 to Table 24-18. The Cube 2012 MRE employs a lower minimum number and higher

maximum number of composite data generally. The minimum number of composites used in the Cube 2012 MRE (set at 4) is equal to that set for pass 2 estimates in the AMEC 2011 MRE. The use of a maximum of 24 instead of 15 or 9 may introduce a small degree of smoothing. However when considered in the light of the variogram models this will be minimal and is not considered by Cube to be material to the Cube 2012 MRE.

Comparison of search radii shows that the Cube 2012 MRE uses radii that are generally a distance comparable to one between pass 2 and pass 3 distances of AMEC 2011 MRE and longer than pass 1 AMEC 2011 MRE search. The single pass approach used for the Cube 2012 MRE avoids the estimation quality parameter edge effects sometimes observed in estimations undertaken using multiple passes resulting in a single set of parameters upon which some aspects of MRE classification can be based. Given that the average single search passes used in the Cube 2012 MRE are within the ranges (between pass 2 and 3) previously used the overall effect on the Cube 2012 MRE can be expected to be less material estimated at the fringes of the data extent.

Table 24-13: Estimation Parameters for Gold, Silver and Copper AMEC 2011 MRE

Domain	Pass	Search Ellipse						Min. No. Comp	Max. No. Comp	Max. Comp./ Hole	No. Octant	Max. Comp. /Octant
		Rotation (°)			Ranges(m)							
		Z	X	Z	X	Y	Z					
DP DPEX DTB MAC QDP2 OB	1	87	60	-	125	150	125	7	15	4	2	2
	2	87	60	-	125	150	125	4	15	4	2	2
	3	87	60	-	900	1200	900	2	9	4	2	2
CFB + VOLCBX	1	87	75	-	125	150	125	7	15	4	2	2
	2	87	75	-	125	150	125	4	15	4	2	2
	3	87	75	-	900	1200	900	2	9	4	2	2
QDP1EX KCAEX KCA QDP1	1	87	90	-	125	150	125	7	15	4	2	2
	2	87	90	-	125	150	125	4	15	4	2	2
	3	87	90	-	900	1200	900	2	9	4	2	2

Table 24-14: Caspiche – Estimation Parameters – Overburden (Cu, S, Mo and Fe OX) – Cube 2012 MRE

Parameter	Items	Azim	Plunge	dip
	Au, Ag, Cu, As, S, Mo, Fe	0	0	0
Minimum number of Comps	4			
Maximum number of Comps	24			
Search Distance (u)	500			
Search Distance (v)	500			
Search Distance (w)	200			
Block Discretization	5 x 5 x 2			

Table 24-15: Caspiche – Estimation Parameters – DP, QDP1, QDP2, VOLCBX, CFB and K-Ca Alt – Cube 2012 MRE

Parameter	Items	Azim	Plunge	dip
	Au, Ag, Cu, As, S, Mo	0	0	0
Minimum number of Comps	4			
Maximum number of Comps	24			
Search Distance (u)	400			
Search Distance (v)	400			
Search Distance (w)	850			
Block Discretization	5 x 5 x 2			

Table 24-16: Caspiche – Estimation Parameters – DTB2 Alt – Cube 2012 MRE

Parameter	Items	Azim	Plunge	dip
	Au, Ag, Cu, As, S, Mo	33	-15	0
Minimum number of Comps	4			
Maximum number of Comps	24			
Search Distance (u)	600			
Search Distance (v)	600			
Search Distance (w)	300			
Block Discretization	5 x 5 x 2			

Table 24-17: Caspiche – Estimation Parameters – MacNeill Cube 2012 MRE

Parameter	Item	Azim	Plunge	dip
	Au, Ag, Cu, As, S, Mo	33	-35	0
Minimum number of Comps	4			
Maximum number of Comps	24			
Search Distance (u)	400			
Search Distance (v)	400			
Search Distance (w)	250			
Block Discretization	5 x 5 x 2			

Table 24-18: Caspiche – Estimation Parameters – Iron (SU) – Cube 2012 MRE

Parameter	Item	Azim	Plunge	dip
	Fe (SU)	0	0	0
Minimum number of Comps	4			
Maximum number of Comps	24			
Search Distance (u)	600			
Search Distance (v)	600			
Search Distance (w)	600			
Block Discretization	5 x 5 x 2			

Resource classification

The AMEC 2011 MRE estimate has been largely classified on a block by block basis with criteria based on drill data spacing and estimation quality parameters. A script was created to classify blocks into the resource categories. This script verifies Ordinary Kriging estimation variance, the number of composites and distance of closest sample used for estimating grades to a block.

The criterion for classifying block as Measured was: Three drill holes used and the closest sample at 53 m or two drill holes used and the closest sample at a maximum distance of 53 m and the kriging variance associated to a mesh of 75 x 75 m.

The criterion for classifying block as Indicated is: Two drill holes used and the closest sample at 105 m or one drill holes used and the closest sample at a maximum distance of 105 m and kriging variance associated to a mesh of 200 x 200 m (with a central hole).

Blocks that were not classified as Measured or Indicated and have a closest sample at a maximum distance of 150 m will be placed into the Inferred category.

AMEC addressed the spotted dog feature, common in resource classification based on mathematical criteria, by running an automated process of smoothing that removed the isolated blocks or pool of blocks of one category into a different one.

As detailed in chapter 14, Cube in 2012 have used more general domain wide approach to classification. Cube considered a range of criteria in determining an appropriate mineral resource classification for the Caspiche resource estimate including:

- Sample representability, quality and positional accuracy
- Geological continuity and veracity of the interpreted mineralised model
- Geostatistical spatial continuity and estimation quality; and
- Scale of mining and associated level of risk.

Three dimensional wireframe interpretations were interpreted and used to constrain and flag the blocks of each resource category.

Differences in the classification schema used between AMEC 2011 MRE and Cube 2012 MRE have contributed to the variations in reported and tabulated grade and tonnes in all the comparison shown. Cube believes the classification schema used for the Cube 2012 MRE is an appropriate representation of the risk associated with the Cube 2012 MRE.

Conclusion

A number of differences are evident between the AMEC 2011 MRE and the Cube 2012 MRE. The estimates are based on slightly different data, they have been estimated using slightly different methodology and they have been classified by different methodology. The result of the differing approaches has been examined in detail and can be summarized by the differences in the contained AuEq metal in Table 24-19.

The Measured and Indicated portion of oxide AuEq metal has increased by 19% in the Cube 2012 MRE, while the Inferred portion has decreased by 71%. The Measured and Indicated portion of the sulphide AuEq metal has increased by 6% in the Cube 2012 MRE, while the Inferred portion has decreased by 33%. Cube concludes that these differences are in the main, the effect of reclassification of more estimated blocks into the Measured and Indicated categories and the estimation of fewer blocks at the peripheral extent of the data available. The reclassification of more material into the Measured and Indicated categories reflects Cube's assessment of the risk associated with the Cube 2012 MRE. The reduction in the volume of estimated material classified as Inferred is not considered by Cube to be material to this current study.

Table 24-19: MRE summary comparison contained AuEq metal: AMEC 2011 MRE to Cube 2012 MRE (based on 2011 PFS reporting criteria)

Material	Volume (Mm^3)	Tonnes (Mt)	AuEq (Moz)
2011 Oxide Mea+Ind	44	106	1.41
2012 Oxide Mea+Ind	54	121	1.68
2011 Oxide Inf	4	9	0.07
2012 Oxide Inf	1	3	0.02
2011 Sulp Mea+Ind	510	1,256	35.72
2012 Sulp Mea	521	1,280	37.86
2011 Sulp Inf	114	278	4.88
2012 Sulp Inf	81	197	3.25

24.3 2012 Prefeasibility Study Mineral Reserves Validation

Exeter filed a NI 43-101 Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16th, 2012. The final recommendation of the Technical Report was to take to Feasibility level the option named as "Super Pit".

The stated Mineral Reserves of the 2012 PFS for the Super Pit option amount to 124 M tonnes at a gold grade of 0.38 g/t of oxide ore; 78 M tonnes at 0.51 g/t of MacNeill ore and 889 M tonnes of sulphide ore at grades of 0.58 g/t Au, 0.24% Cu and 1.13 g/t Ag; as detailed in Table 24-20. The total material contained in the Super Pit amounts to 4,486 M tonnes, of which 1,091 M tonnes are ore and 3,395 M tonnes are waste.

Table 24-20: 2012 Prefeasibility Super Pit Reserves, as of June 2011

Category	Super Pit													
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)		
	(Mt)	Au (g/t)	Ag (g/t)	(Mt)	Au (g/t)	Cu (%)	Ag (g/t)	(Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Au (oz)	Cu (t)	Ag (oz)
Proven	62	0.42	1.71	4	0.46	0.08	0.70	321	0.62	0.26	1.1	7.3	0.8	14.8
Probable	62	0.33	1.52	74	0.51	0.07	1.08	568	0.55	0.23	1.15	11.9	1.3	26.6
Total	124	0.38	1.62	78	0.51	0.07	1.05	889	0.58	0.24	1.13	19.3	2.1	41.4

As part of the PEA, a validation of the 2012 PFS mineable reserves was developed. This was undertaken by generating a pit optimization run with updated parameters and comparing those results with the stated reserves, as of June 2011.

Table 24-21 corresponds to a comparison between June 2011 parameters used for pit optimization with the updated parameters provided by Alquimia and Exeter for the validation run.

Table 24-22 shows the numeric results of the validation run and Figure 15-2 compares graphically June 2011 practical open pit with the optimization shells obtained with revenue factor 1.00 and 0.86, where minor differences can be observed.

The results of the 2012 PFS evaluation concluded that the June 2011 Mineral Reserve Estimate is still valid as no material change was observed when applying current economical and metallurgical parameters.

ALQUIMIA

exeter RESOURCE CORPORATION

Table 24-21: Pit Optimization Parameters Comparison

Item	December 2013, Check Run				June 2011			
	Units	Element			Units	Element		
		Gold	Copper	Silver		Gold	Copper	Silver
Metal Prices	US$/oz; US$/lb	1.25	2.75	15	US$/oz; US$/lb	1.15	2.50	20
Open Pit Mining Cost	US$/t mined	1.00 + 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit			US$/t mined	1.00 + 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit		
Heap Leach								
Recoveries (Oxides)								
Overburden	%	75%	0%	34%	%	78%	0%	34%
Oxides	%	78%	0%	34%	%	78%	0%	34%
MacNeill	%	55%/30%	0%	20%	%	55%/30%	0%	20%
Operating Cost								
Processing + G&A (others)	US$/t processed	4.53			US$/t processed	3.40		
Processing + G&A (MacNeill)	US$/t processed	4.53			US$/t processed	5.31		
Payability	%	99.7%	0.0%	98.5%	%			
Refining	US$/oz	6.0	0.0	0.4	US$/oz	6.0	0.0	0.4
Concentrator								
Recoveries (Sulphides)								
DP	%S<=2.0%	75.0%	92.0%	40.0%	0.00% - 0.05% Cu	0.0%	0.0%	0.0%
	2.0%<%S<=2.5%	72.5%	90.0%	40.0%	0.05% - 0.10% Cu	30.0%	38.0%	50.0%
	%S>2.5%	68.0%	86.0%	40.0%	0.10% - 0.15% Cu	45.0%	68.0%	50.0%
Others	%S<=2.5%	70.0%	88.0%	40.0%	0.15% - 0.20% Cu	58.0%	81.0%	50.0%
	%S>2.5%	68.0%	86.0%	40.0%	0.20% - 0.25% Cu	65.0%	87.0%	50.0%
					0.25% - 0.30% Cu	69.0%	89.0%	50.0%
					> 0.30% Cu	72.0%	>90% to 93% max	50.0%
Operating Cost								
Processing + G&A	US$/t processed	7.21			US$/t processed	7.04		
Payability	%	97.5%	96.5%	90.0%	%			
Refining	US$/oz	10.0	0.0	0.4	US$/oz	6.0	0.0	0.4
TCRC	US$/t conc	80.0			US$/t conc			
	cUS$/lb		8.0		cUS$/lb		19.7	
Transport	US$/t conc	60.0			US$/t conc			
Others								
Royalty (Anglo American)	%	3.08%			%	3.08%		
Royalty (Chilean IEM)	%	5.00%			%	5.00%		
Pit Slope Angle								
Overburden	°	37°			°	37°		
Fresh rock	°	46°			°	46°		

Table 24-22: Validation Run Results

Pit	Revenue Factor	Gold Price (US$/oz)	Ore + Waste (kt)	Strip Ratio	Oxide Ore (kt)	Oxide Ore Au (g/t)	Oxide Ore Ag (g/t)	MacNeill Ore (kt)	MacNeill Ore Au (g/t)	MacNeill Ore Ag (g/t)	Sulphide Ore (kt)	Sulphide Ore Au (g/t)	Sulphide Ore Cu (%)	Sulphide Ore Ag (g/t)	Contained Metal Au Koz	Contained Metal Cu (kt)	Contained Metal Ag (Koz)
1	0.30	375	21.22	0.07	19.44	0.71	1.90				333.00	0.95	0.10	0.73	453.00	0.00	4
2	0.32	400	81.42	0.13	58.68	0.53	1.68				13.52	0.79	0.27	1.13	1.34	37.00	4
3	0.34	425	130.04	0.13	79.50	0.48	1.68	30.00	0.52	1.63	35.69	0.69	0.24	1.11	2.01	86.00	4
4	0.36	450	305.88	0.28	113.26	0.42	1.63	2.11	0.38	1.02	124.53	0.58	0.21	1.16	3.89	259.00	4
5	0.38	475	378.42	0.32	121.44	0.41	1.61	4.76	0.39	0.98	159.49	0.57	0.20	1.13	4.60	324.00	4
6	0.40	500	552.39	0.45	131.53	0.40	1.58	13.14	0.46	1.08	237.49	0.56	0.20	1.12	6.15	470.00	4
7	0.42	525	693.47	0.56	133.96	0.40	1.57	23.17	0.48	1.08	288.79	0.55	0.20	1.11	7.23	573.00	4
8	0.44	550	1,046,815	0.74	135.44	0.40	1.56	65.52	0.54	1.17	401.98	0.55	0.20	1.12	9.97	800.00	4
9	0.46	575	1,293,645	0.87	135.44	0.40	1.56	81.41	0.55	1.18	475.23	0.55	0.20	1.13	11.57	958.00	4
10	0.48	600	1,537,074	1.01	135.44	0.40	1.56	88.25	0.55	1.19	541.64	0.55	0.20	1.13	12.88	1.11	4
11	0.50	625	1,837,554	1.17	135.44	0.40	1.56	97.95	0.54	1.18	613.50	0.55	0.21	1.13	14.37	1.27	4
12	0.52	650	2,104,415	1.29	135.45	0.40	1.56	109.49	0.54	1.18	672.94	0.55	0.21	1.14	15.64	1.41	4
13	0.54	675	2,250,974	1.36	135.45	0.40	1.56	112.22	0.53	1.18	706.16	0.55	0.21	1.14	16.26	1.49	4
14	0.56	700	2,432,114	1.44	135.45	0.40	1.56	118.94	0.53	1.17	741.78	0.55	0.21	1.14	17.00	1.58	4
15	0.58	725	2,489,729	1.46	135.45	0.40	1.56	120.55	0.53	1.17	757.37	0.55	0.21	1.15	17.26	1.61	4
16	0.60	750	2,716,567	1.54	135.45	0.40	1.56	127.14	0.53	1.17	805.07	0.55	0.21	1.15	18.15	1.72	4
17	0.62	775	2,819,415	1.57	135.45	0.40	1.56	131.16	0.53	1.16	829.33	0.55	0.21	1.15	18.57	1.77	4
18	0.64	800	3,012,351	1.65	135.45	0.40	1.56	133.36	0.53	1.16	868.19	0.55	0.21	1.15	19.23	1.86	4
19	0.66	825	3,189,828	1.73	135.45	0.40	1.56	136.50	0.53	1.16	896.29	0.54	0.22	1.15	19.75	1.93	4
20	0.68	850	3,278,613	1.75	135.45	0.40	1.56	138.04	0.53	1.16	917.87	0.54	0.22	1.15	20.07	1.98	4
21	0.70	875	3,312,596	1.77	135.45	0.40	1.56	138.04	0.53	1.16	924.11	0.54	0.22	1.15	20.17	1.99	4
22	0.72	900	3,589,705	1.87	135.45	0.40	1.56	142.01	0.53	1.15	975.28	0.54	0.22	1.16	20.98	2.11	4
23	0.74	925	3,699,287	1.90	135.45	0.40	1.56	143.51	0.53	1.15	995.24	0.53	0.22	1.16	21.28	2.15	4
24	0.76	950	3,772,321	1.94	135.45	0.40	1.56	143.51	0.53	1.15	1,004,024	0.53	0.22	1.16	21.43	2.18	4
25	0.78	975	3,972,811	2.01	135.45	0.40	1.56	146.22	0.53	1.15	1,036,679	0.53	0.22	1.16	21.94	2.25	4
26	0.80	1	4,088,713	2.06	135.45	0.40	1.56	147.56	0.53	1.15	1,054,398	0.53	0.22	1.17	22.21	2.29	4
27	0.82	1.025	4,151,542	2.07	135.45	0.40	1.56	150.12	0.53	1.14	1,064,965	0.53	0.22	1.17	22.38	2.31	4
28	0.84	1.05	4,310,909	2.14	135.45	0.40	1.56	150.12	0.53	1.14	1,087,587	0.53	0.22	1.17	22.70	2.37	4
29	0.86	1.075	4,348,057	2.16	135.45	0.40	1.56	150.12	0.53	1.14	1,091,906	0.53	0.22	1.17	22.76	2.38	4
30	0.88	1.1	4,421,610	2.19	135.45	0.40	1.56	150.12	0.53	1.14	1,099,220	0.53	0.22	1.17	22.88	2.40	4
31	0.90	1.125	4,574,107	2.24	135.45	0.40	1.56	153.59	0.53	1.14	1,124,834	0.52	0.22	1.18	23.25	2.45	4
32	0.92	1.15	4,683,967	2.28	135.45	0.40	1.56	153.85	0.53	1.14	1,138,409	0.52	0.22	1.18	23.44	2.48	4
33	0.94	1.175	4,704,708	2.29	135.45	0.40	1.56	153.85	0.53	1.14	1,140,736	0.52	0.22	1.18	23.47	2.49	4
34	0.96	1.2	4,866,979	2.36	135.45	0.40	1.56	153.85	0.53	1.14	1,158,448	0.52	0.22	1.18	23.72	2.54	4
35	0.98	1.225	4,927,229	2.37	135.45	0.40	1.56	157.13	0.52	1.14	1,168,260	0.52	0.22	1.18	23.87	2.55	4
36	1.00	1.25	4,935,689	2.38	135.45	0.40	1.56	157.13	0.52	1.14	1,169,333	0.52	0.22	1.18	23.88	2.56	4
37	1.02	1.275	4,979,062	2.40	135.45	0.40	1.56	157.13	0.52	1.14	1,173,072	0.52	0.22	1.18	23.94	2.57	4
38	1.04	1.3	5,069,533	2.43	135.45	0.40	1.56	157.13	0.52	1.14	1,185,175	0.52	0.22	1.18	24.08	2.59	4
39	1.06	1.325	5,295,339	2.53	135.45	0.40	1.56	158.10	0.52	1.14	1,207,914	0.51	0.22	1.18	24.39	2.65	4
40	1.08	1.35	5,328,663	2.53	135.45	0.40	1.56	159.45	0.52	1.14	1,212,794	0.51	0.22	1.18	24.46	2.66	4
41	1.10	1.375	5,355,766	2.55	135.45	0.40	1.56	159.45	0.52	1.14	1,215,075	0.51	0.22	1.18	24.49	2.67	4


Cross-section 6937000N
Super pit (PFS)
Check run (RF 0.86)
Check run (RF 1.0)
W
0
250m
E
Cross-section 471000E
Super pit (PFS)
Check run (RF 0.86)
Check run (RF 1.0)
S
0
250m
N

Figure 24-3: Geometric Comparison between 2012 PFS Reserves Pit with Validation Run Shells

24.4 2012 Prefeasibility Study Process and Economic Review

As part of the PEA, a validation of the preferred Super Pit option[2] studied in the 2012 PFS was undertaken to confirm that the Super Pit option is still a valid alternative for the potential development of the Caspiche deposit. Other options for potential development studied in the PFS were not considered during the PEA. The 2012 PFS results were validated after taking into consideration new metals prices, CAPEX estimates and changes in OPEX which may have occurred since the study was published in 2012.

During the validation of the 2012 PFS, some changes were required due to availability of additional information subsequent to the publication of the study. These changes were implemented as needed in both the oxide and sulphide plant design.

In the oxide plant design, the fact that a longer leach time is now recommended, increasing the leach cycle from 80 days to 130 days in order to achieve a gold recovery of 78%, implies that an intermediate leach solution (ILS) pond must be incorporated in order to maintain the ADR plant design as considered in the PFS. The ILS pond requires additional piping and pumps, but no additional costs in the initial CAPEX were incorporated as the low cost of these items was within the accuracy range of the PFS.

The leach pad design review identified that for correct operation additional liners, piping and other materials costs should be considered.

The sulphide plant design criteria validated the design and no changes were made to the process circuit and equipment sizing.

Alquimia determined that no changes were required for initial and sustaining CAPEX however some OPEX changes were incorporated to update reagents and consumables costs and energy costs. As a result, the OPEX increased by 1.7% in comparison to those values presented in the PFS.

Finally, metal prices were updated and a new economic evaluation was calculated. Table 24-23 presents the new and original 2012 PFS indicators, it can be seen that the NPV value has increased, mainly because of the new metal prices considered. The conclusion of this review is that, based under current operating, capital and economic criteria the Super Pit option still is a potential development option for the Caspiche Project.

Table 24-23: Economic Evaluation Indicators

Item	Unit	PFS Criteria	PFS Validation (June-PEA criteria)
Total CAPEX	US$	5,645,800,000	5,645,753,000
Initial CAPEX[54]	US$	4,799,800,000	4,799,757,000
Sustainable CAPEX	US$	846,000,000	846,000,000
OPEX[55]	US$/tonnes of total ore	12.6	12.8
Global recoveries[56]			
Sulphide Ore			
Cu	%	87.9	87.9
Au	%	70.0	70.0
Ag	%	41.1	41.1
Oxide Ore			
Cu[57]	%	15.5	15.5
Au	%	60.5	60.5
Ag	%	29.9	29.9
Metal prices used			
Au			
Years 1-4	US$/oz	1,430	1,300
Years 5-19	US$/oz	1,200	1,300
Cu	US$/lb	2.75	3.00
Ag			
Years 1-4	US$/oz	31.2	20.0
Years 5-19	US$/oz	22.5	20.0
NPV	MUS$	2,800	3,553
IRR	%	11.5%	12.6%
Payback	Years	9.9	9.5
NPV/CAPEX[58]	-	0.54	0.68

54 CAPEX: Initial Capex was assumed to be the same for the PFS and the PFS validation. Alquimia revised capital considerations and compared values with those in its recent database and found that there was no material change in the values used in the PFS and those apparent on the effective date of the validation.

55 OPEX: The validation has a lower operating cost per tonne as revised consumables and reagents costs and revised consumptions were derived for the PEA and these were applied in the PFS validation.

56 The global recoveries were maintained as the PFS considers different resources and mine plan and it cannot be directly compared to the PEA recoveries.

57 The Cu is recovered from the McNeill Ore by SART plant.

58 NPV, Payback and IRR: The validation indicates significantly improved economic results when compared with the original PFS; these are principally due to the higher metals prices used in the PEA, which were based on long term consensus opinion.

Table 24-24: Economic Evaluation Indicators

Economic Evaluation Indicators				
	June 2014 Validation Values		2012 PFS Values	
NPV	3,553	MUS$	2,800	MUS$
IRR	12.6	%	11.5	%
Payback	9.5	Years	9.9	Years
NPV / CAPEX	0.68		0.54	

24.4.1 General Background

In order to confirm the validity of the Super Pit option in the 2012 PFS, Exeter requested that Alquimia complete a review of the study and apply where required new economic parameters to the project reflecting current market conditions.

This section presents the results obtained from the review of the 2012 PFS, from which an update of the economic evaluation of the Super Pit option was generated.

Supporting Documentation

The main additional background information used in the development of the validation was:

- Technical Package "Prefeasibility Study Sulphide Plant" Aker Solutions, January 2012
- Marketing assumptions for a Preliminary Economic Assessment ("PEA") of the Caspiche Project, provided by Selmar International Services Ltda
- Reporte "Disponibilidad de Energía Eléctrica" Alquimia, November 2013
- Similar projects developed by Alquimia.

24.4.2 Oxide Plant: 2012 PFS Design Review

2012 PFS process description

The heap leach operations process the oxide ore removed from the initial levels of the open pit and thereafter a portion of the MacNeill ore. The oxide will be treated through a 26 Mt/y capacity two stage crushing plant, heap leach cyanidation and Adsorption Desorption and Recovery (ADR) Plant. Once all oxide ore has been processed and the heap leach pad has been sufficiently washed, an interlift liner and drain system will be placed on the pad and the MacNeill

ore will be placed on top of this. The MacNeill ore will be processed through the same crusher circuit, however as the material is more competent than the oxide the throughput is estimated as being 12 Mt/yr. The oxide and MacNeill ore cannot be mixed on the heap leach pad as the MacNeill ore contains a certain level of copper and has different leaching characteristics. As such any MacNeill ore mined during oxide leaching will be stockpiled and processed once all oxide has been exhausted.

The MacNeill ore has different leaching characteristics to the oxide. Testwork indicates that all recoverable gold will be leached within 30 days and thereafter only the copper content will be leached out, consuming excessive cyanide. As such the MacNeill process considers a leach cycle of 30 days only in a single 7.5 m lift. Once the leach period has been completed the lift will be covered with an interlift liner and the procedure repeated. This process was compared with the use of dynamic on / off pads and was deemed to be the most economically beneficial option. In addition to the shorter leach time a SART plant will be added to the PLS stream when the MacNeill ore is being processed to recover the maximum amount of cyanide, which will be reused in the leach solution and also to extract any copper in solution which may affect downstream operations and heap leach cyanide consumption.

2012 PFS Design Review

Process Design Criteria

After having reviewed the process design criteria of the oxide plant, the only change that Alquimia visualizes is that the leach time should be greater than 80 days for the oxide ore. Alquimia believes that a leach cycle of 130 days is required to achieve gold recovery of 78%.

Sizing of the Main Equipment

The following tables present the equipment size validation of the crushing circuit equipment according to Alquimia's spreadsheet simulations. From these calculations it can be clearly seen that the crushing equipment considered in the 2012 PFS is suitable for the daily throughput of 62,000 tpd of oxide ore and that the extra jaw crusher considered for the MacNeill ore will provide suitable capacity for the daily throughput of that ore.

Table 24-25: Size validation of the primary crushing circuit

FEED		
Daily throughput	tpd	62,000
Utilization	%	80
Hours per day	hr	24
Hourly throughput	tph	3,229
F80	mm	**71**
-1"	%	**57**
-3/4"	%	**49**
-1/2"	%	**38**
PRIMARY SCREEN		
Type	-	Grizzly
Model	-	LH1861-1G
Size	ft	7 x 20
Quantity	#	2
Mesh (opening)	mm	150
CR= required area / available area	%	**57**
Efficiency (1st deck)	%	**92**
PRIMARY CRUSHER		
Vendor	-	Metso
Type	-	Jaw
Model	-	C140
Size		55" x 42"
Power	kW (HP)	200 (250)
Quantity	#	1
Setting	mm	152.4
Nominal throughput	tph	377
Catalog capacity	tph	500
Nominal throughput / catalog capacity	%	**75**
PRODUCT		
P80	mm	**60**
-1"	%	**59**
-3/4"	%	**50**
-1/2"	%	**39**

Table 24-26: Size validation of the secondary crushing circuit

FEED		
Daily throughput	tpd	62,000
Utilization	%	80
Hours per day	hr	62,000
Hourly throughput	tph	3,229
F80	mm	**60**
-1/2"	%	**39**
SECONDARY SCREEN		
Type	-	Banana Screen
Model	-	MF1861 - 2
Size	ft	14 x 28
Quantity	#	1
Mesh 1st deck (opening)	mm	102
CR= required area / available area	%	43
Efficiency (1st deck)	%	90
Mesh 2st deck (opening)	mm	51
CR= required area / available area	%	69
Efficiency (2st deck)	%	90
Global efficiency	%	**84**
SECONDARY CRUSHER		
Vendor	-	Metso
Type	-	Cone
Model	-	MP1000
Power	kW (HP)	745 (1000)
Quantity	#	1
Setting (nominal)	mm	38.1
Max. oversize on setting	%	10
Setting (effective)	mm	41.9
Nominal throughput	tph	1,067
Catalog capacity	tph	1,563
Nominal throughput / catalog capacity	%	**68**
PRODUCT		
P100	mm	**61**
P80	mm	**31**
-1/2"	%	**47**

In the leaching stage, Alquimia believes that if an ILS pond is incorporated into the design and a 130 day leach cycle is used, then the PLS stream pumped to the ADR plant will be no larger than that calculated in the 2012 PFS.

Multidiscipline Design Criteria

Due to the incorporation of the ILS pond, additional CAPEX related to the construction of the ILS pond and purchase of extra pumps and piping may be required; however Alquimia consider that as these are a small proportion of the overall initial capital cost that the initial capital is still within the accuracy of the 2012 PFS and as such no changes in CAPEX are required.

24.4.3 Sulphide Plant: 2012 PFS Design Review

<u>2012 PFS Process Description</u>

In designing the sulphide 2012 PFS process plant a number of parameters were applied. These included current available equipment sizes, conventional industry practices and others as applicable. The use of these parameters ensured a process plant installation which was conventional and which used industry wide practices and equipment sizes.

The sulphide ore will be treated through a conventional concentrator plant consisting of primary crushing, semi-autogenous (SAG) and ball mills, rougher flotation, regrind and cleaner flotation circuit.

For tailings disposal the Super Pit option considers a rock dam built from pit waste which is crushed, conveyed and spread. The tailings thickener underflow discharges through a number of points into the tailings containment area without cycloning.

Due to the characteristics of the deposit mineralization, the Caspiche process flowsheet incorporates a number of considerations to maximize production and to ensure a saleable product, these include:

- Treatment of the copper concentrates to reduce arsenic contamination
- Leaching of the cleaner flotation tails to recover additional gold
- Use of a SART plant to recover copper contained in the gold rich leachate and to recycle cyanide.

<u>2012 PFS Design Review</u>

Process Design Criteria

After reviewing the process design criteria of the sulphide plant, Alquimia concluded that these are correct and require no modifications.

Sizing of the Main Equipment

Table 24-27 to Table 24-37 present the equipment sizing review of the main concentrator equipment according to Alquimia's spreadsheet simulations. This review concluded that the concentrator equipment considered in the 2012 PFS is suitable for the daily throughput of 150,000 tpd of sulphide ore. The SAG module considered in the PFS study consisting of two (2) SAG mills plus four (4) ball mills with pebble crushers operating in an SABC-A configuration,

was evaluated through the Alquimia SAG model, which corroborated that the module sized in the 2012 PFS is suitable for the daily throughput and characteristics of the sulphide ore.

Table 24-27: Size validation of the primary crusher

FEED		
Daily throughput	tpd	150,000
Utilization	%	70
Hours per day	hr	24
Hourly throughput	tph	8,929
F80	mm	**294**
-1"	%	**19**
-3/4"	%	**17**
-1/2"	%	**14**
PRIMARY CRUSHER		
Vendor	-	Metso
Type	-	Gyratory
Model	-	MKII 60x89
Quantity	#	2
Setting	inch	8
	mm	203.2
Nominal throughput	tph	2,592
Catalog capacity	tph	5,005
Nominal throughput / catalog capacity	%	**52**
PRODUCT		
P80	mm	**140**
-1"	%	**28**
-3/4"	%	**24**
-1/2"	%	**20**

Table 24-28: Size validation of the rougher cells

Rougher Flotation	Unit	Cells
Bases		
Slurry feed	m^3/h	15,640
Residence time	min	45
Volume required	m^3	11,730
Nominal volume per cell	ft^3	10,594
	m^3	300
Safety factor	%	85
Cells number required	Cells	46
Sizing		
Cells to install	Cells	48

Table 24-29: Size validation of the regrinding mill

Regrinding	Unit	Vertical Mill
Bases		
Solids feed	t/h	696
Specific energy consumption	kWh/t	3.5
Type of Mill	-	VTM-1250
Mill power	HP	1,250
Sizing		
Power required	kW	2,436
	HP	3,267
Mill number required	Mills	2.6
Mills to install	Mills	3

Table 24-30: Size validation of the regrinding classification

Regrinding Clasification	Unit	Cyclones
Bases		
N° of batteries	Batteries	3
Nominal slurry feed	m^3/h	3,376
Type of cyclones	-	D-16
Pression feed	psi	12
Unitary capacity per cyclone	m^3/h	141
Sizing		
Cyclones required per battery	Cyclones	8
Cyclones operating per battery	Cyclones	8
Cyclones stand-by per battery	Cyclones	2
Cyclones to install per battery	Cyclones	10

Table 24-31: Size validation of the 1° cleaner cells

1° Cleaner Flotation	Unit	Cells
Bases		
Slurry feed	m^3/h	3,246
Residence time	min	10
Volume required	m^3	541
Nominal volume per cell	ft^3	10,594
	m^3	300
Safety factor	%	85
Cells number required	Cells	2.1
Sizing		
Cells to install	Cells	2

Table 24-32: Size validation of the 2° cleaner cells

2° Cleaner Flotation	Unit	Cells
Bases		
Slurry feed	m^3/h	1,232
Residence time	min	5
Volume required	m^3	103
Nominal volume per cell	ft^3	2,472
	m^3	70
Safety factor	%	85
Cells number required	Cells	1.7
Sizing		
Cells to install	Cells	2

Table 24-33: Size validation of the 3° cleaner cells

3° Cleaner Flotation	Unit	Cells
Bases		
Slurry feed	m^3/h	716
Residence time	min	3
Volume required	m^3	36
Nominal volume per cell	ft^3	2,472
	m^3	70
Safety factor	%	85
Cells number required	Cells	0.6
Sizing		
Cells to install	Cells	1

Table 24-34: Size validation of the scavenger cleaner cells

Scavenger Cleaner Flotation	Unit	Cells
Bases		
Slurry feed	m^3/h	2,531
Residence time	min	30
Volume required	m^3	1,266
Nominal volume per cell	ft^3	10,594
	m^3	300
Safety factor	%	85
Cells number required	Cells	5
Sizing		
Cells to install	Cells	5

Table 24-35: Size validation of the flotation tails thickener

Flotation tails thickener	Unit	Hi-Density Thickener
Bases		
Solids feed	tpd	150,000
Unitary area	m2/(tpd)	0.10
Sizing		
Required area	m^2	15,525
Number of thickeners	-	3
Required area per thickener	m^2	5,175
Required diameter	m	81
Design diameter	m	81

Table 24-36: Size validation of the flotation concentrate thickener

Flotation concentrate thickener	Unit	Conventional Thickener
Bases		
Solids feed	tpd	1,325
Unitary area	m2/(tpd)	0.4
Sizing		
Required area	m^2	583
Number of thickeners	-	1
Required area per thickener	m^2	583
Required diameter	m	27
Design diameter	m	28

Table 24-37: Size validation of the flotation concentrate filter

Flotation concentrate filter	Unit	Pressure Filter
Bases		
Solids feed	tph	60
Unitary area	kg/h/m2	500
Sizing		
Required area	m^2	120
Number of filters	-	2
Required area per filter	m^2	60

Multidiscipline Design Criteria

As there are no changes in the process design criteria and sizing of the process equipment, Alquimia concluded that it was not necessary to consider any changes in the other disciplines.

24.4.4 Infrastructure: 2012 PFS Design Review

<u>Water Supply</u>

System Description

The process water requirement of 1,100 l/s, considers 50% water recovery from the Tailing Storage Facilities (TSF).

There are two separate catchment areas considered for the Project fresh water supply, the first at Cuenca 1 (770 l/s) and the second at Punto Verde (330 l/s), both located approximately 150 km from the plant. The PFS design considers a single uptake point for each water source. A pumping station with three operating pumps and one standby is considered for each well location.

Both stations pump water to a common point and thereafter through a single pipeline with three booster stations to the process plant. The water pipeline discharges to the fresh water pond located near the sulphide plant, which feeds this plant as well as the mine and heap leach facilities. Power for the fresh water pumping installations is supplied via a 110 kV overhead line connected to the concentrator main substation.

Design Review

In the case of the pumping stations, the 2012 PFS design considers water availability at ground level. According to information generated after publication of the 2012 PFS, water table levels at Cuenca 1 are approximately 400 m below surface and Punto Verde is 100 m below surface. This may require additional pumping capacity to extract water from the borehole. This additional requirement in pumps and energy consumption (4,500 kW in Cuenca 1 and 480 kW in Punto Verde), is illustrated in Table 24-38. Although the new pumps require additional CAPEX and OPEX, Alquimia considered only the extra energy costs as additional CAPEX is within the 2012 PFS study range and makes a small increase in overall CAPEX only.

Table 24-38: Resizing of pumping station in catchment points

	Punto Verde (PFS)	Cuenca 1 (PFS)	Punto Verde (Alquimia)	Cuenca 1 (Alquimia)
Total Flow [m^3/h]	1,188	2,772	1,188	2,772
TDH [mcl]	223	25	323	425
Power required [kW]	1,287	336	1,774	4,880

Power Supply

As there are no large changes in the power demand, Alquimia concluded that was not necessary to consider any changes in the power supply.

Alquimia recommends use of 100 US$/MWh as energy price for the years 1-8 and 85 US$/MWh for the years 9-19. This price is similar to that used in the PFS of 117 US$/MWh.

Supporting Infrastructure Design Review

As there are no large changes in the leach pad and concentrator design, Alquimia concluded that was not necessary to consider any changes in the supporting infrastructure.

24.4.5 2012 PFS Cost and Project Evaluation Review

Project Execution Plan Review

Since there are no important changes in the leach pad design and no changes in the concentrator design; Alquimia concluded that the project execution plan needs no changes.

2012 PFS Capex Estimation Review

The CAPEX estimated in the 2012 PFS is divided into initial CAPEX and sustaining CAPEX. Alquimia reviewed initial CAPEX according to the principal materials take-of (MTO's) and some calculated ratios costs.

Initial Capex

Table 24-39 and Table 24-40 present a summary of the quantities and ratios obtained from the initial CAPEX review.

Table 24-39: 2012 PFS CAPEX direct cost (without mine cost) review

TOTAL DIRECT COST (WITHOUT MINE COST)														
Commodity	Unit	MTO	HH/u	HH	HH subcontract	US$/HH	Labor	US$/(Lb+Eq+BM)	Labor + Eq + BM	US$/u	Equipment	Subcontract	US$	Percentage from total
Site preparation														
Earth movement	m^3	46,073,977	0.08	3,814,263	445,714	26	97,322,334	62	235,413,052	5.1		78,000,000	313,413,052	15%
Concrete														
Foundations	m^3	188,806	28	5,285,465	0	22	114,241,907	49	257,818,518	1,366			257,818,518	12%
Steel														
Structural	t	27,250	84	2,295,821	0	26	59,481,518	67	153,295,438	5,626			153,295,438	7%
Architecture and Miscellaneous														
Siding & Roofing Cover	m2	118,748	1.5	176,697	0	25	4,418,615	62	10,930,758	92			10,930,758	1%
Others				469,812	895,464		11,205,951		26,884,954		470,500	62,371,887	89,727,341	4%
Mechanical				1,472,170	1,128,122	29	42,721,505		60,363,329		472,434,516	150,224,263	683,022,107	32%
Piping				5,593,228	996,998	28	156,488,633		238,682,276		483,000	197,241,641	436,406,917	20%
Electrical				827,957	0	27	22,254,006		99,664,477		75,823,386	0	175,487,863	8%
Instrumentation				4,094	272,016	26	106,915		134,987		690,000	36,052,152	36,877,139	2%
Total Direct Cost				**19,939,506**	**3,738,314**		**508,241,383**		**1,083,187,789**		**549,901,402**	**523,889,943**	**2,156,979,134**	

Table 24-40: 2012 PFS Total initial CAPEX summary

TOTAL CAPEX COST								
Commodity	HH	HH subcontract	Labor	Labor + Eq + BM	Equipment	Subcontract	US$	Percentage from total
Total Mine Cost	184,938		4,456,153	11,213,710	3,653,300	930,360,815	945,227,825	30%
Total Direct Cost without Mine	19,939,506	3,738,314	508,241,383	1,083,187,789	549,901,402	523,889,943	2,156,979,134	70%
Total Direct Cost	20,124,443	3,738,314	512,697,536	1,094,401,499	553,554,702	1,454,250,758	3,102,206,959	65%
Indirect Cost						870,184,180	870,184,180	28%
Contingencies						827,366,227	827,366,227	21%
Total Capex Cost	**20,124,443**	**3,738,314**	**512,697,536**	**1,094,401,499**	**553,554,702**	**3,151,801,165**	**4,799,757,365**	

From the tables presented above and using information from similar projects the following can be concluded:

- The MTO's for earth movement, 46,073,977 m^3, seem reasonable for the magnitude of the project
- The MTO's of concrete for foundations, 188,806 m^3, seem reasonable for the magnitude of the project
- The MTO's of structural steel, 27,250 tonnes, seem reasonable for the magnitude of the project
- The total unitary costs of the earth movements, concrete and steel are 5.1 US$/$m^3$, 1,366 US$/m^3 and 5,626 US$/t respectively and seem reasonable according to benchmarking costs
- In relation to the labor unitary costs, these seem to be between the expected ranges which are 20-30 US$/MH
- When the percentages from the total direct cost of the different commodities are analyzed, Alquimia concluded that these as expected for this type of project
- The indirect costs are equivalent to the 28% of the total direct costs which is reasonable for a PFS of this type
- The contingency costs are equivalent to the 21% of the total CAPEX costs (direct plus indirect) which is reasonable
- The leaching stage requires additional initial CAPEX due to the consideration of an increased leach time and an ILS pond, pumps and piping. However, Alquimia considered that these costs are small in comparison to the total CAPEX costs and within the PFS range of accuracy, so concluded that the initial CAPEX costs will not require change.

2012 PFS Opex Estimation Review

In order to review the OPEX associated to the 2012 PFS, Alquimia firstly validated the production plan. This was checked for accuracy and omissions and for any differences between it and the process design parameters. No errors or differences were found and the production plan was validated.

In a second step, the spreadsheets containing OPEX detail were checked in order to identify any calculation errors. Two OPEX calculation errors were identified, one was the form in which

energy consumption was estimated, and the second, was the omission of minor contract costs to the total.

Finally, Alquimia concluded that is not necessary to add any extra costs due to changes in the leach pad design because these are too low in comparison to the total costs, however some reagents prices were updated and additional energy consumption related to the extra pumps demand for the water supply was included.

Table 24-41 to Table 24-46 present the OPEX costs of the 2012 PFS study and the new values calculated by Alquimia.

Table 24-41: Changes in the reagents prices between 2012 PFS and those used in Validation

Reagent/Supply	Unitary operation	Rate	PFS Value	PEA Value
SAG Mill Liners	Grinding	US$/t rev	2,200	2,500
Ball Mill Liners	Grinding	US$/t rev	2,200	2,500
Lime	Flotation Scavenger Tailings Treatment Scorodite Treatment and Disposal Heap Leach	US$/t	100	140
Primary Collector	Flotation Scavenger Tailings Treatment	US$/t	2,700	3,700
Secondary Collector	Flotation	US$/t	2,500	3,200
Frother	Flotation	US$/t	2,700	2,480
Flocculant	Tailings Handling Scavenger Tailings Treatment	US$/t	3,200	2,800
Sodium Cyanide	Scavenger Tailings Treatment Heap Leach	US$/t	2,471	2,480
Carbon	Scavenger Tailings Treatment Heap Leach	US$/t	3,250	3,900
NaSH (40%)	Scavenger Tailings Treatment	US$/t	950	320
H2SO4 (93%)	Scavenger Tailings Treatment Scorodite Treatment and Disposal	US$/t	100	90
Diesel oil	Roasting	US$/l	0.70	0.90
HCl	Heap Leach	US$/t	500	200

Table 24-42: Variations in Sulphides OPEX costs (including the total mine costs and water supply)

SULPHIDE OPEX COSTS		
Year	PFS values	Alquimia values
	US$/tonnes of sulphide ore	
-3	-	-
-2	-	-
-1	-	-
1	15.2	15.3
2	12.6	12.7
3	13.5	13.6
4	13.4	13.5
5	13.6	13.8
6	14.1	14.2
7	14.6	14.4
8	13.7	13.4
9	14.4	14.1
10	14.2	13.9
11	13.6	13.4
12	12.8	12.6
13	11.1	10.8
14	9.9	9.6
15	9.0	8.7
16	9.7	9.4
17	11.1	10.7
Total (US$)	11,326,000,000	11,203,000,000

Table 24-43: Variations in Oxides OPEX costs

OXIDE OPEX COSTS		
Year	PFS values	Alquimia values
	US$/tonnes of oxide ore	
-3	-	-
-2	3.5	3.0
-1	3.5	3.1
1	3.5	3.1
2	3.5	3.1
3	3.6	3.2
4	4.1	4.4
5	3.5	4.4
6	3.5	4.4
7	3.5	4.4
8	3.5	4.4
9	4.5	5.2
10	-	-
11	4.5	5.3
12	4.0	4.8
13	-	-
14	-	-
15	-	-
16	-	-
17	-	-
Total (US$)	736,750,000	743,500,000

Table 24-44: Variations in Off Site OPEX costs

OFF SITE OPEX COSTS		
Year	PFS values	Alquimia values
	US$/tonnes of sulphide ore	
-3	-	-
-2	-	-
-1	-	-
1	1.5	1.8
2	1.5	1.9
3	1.7	2.1
4	1.7	2.1
5	1.5	1.8
6	1.9	2.3
7	1.9	2.3
8	2.4	2.9
9	2.0	2.4
10	1.8	2.1
11	2.2	2.6
12	2.2	2.6
13	1.3	1.6
14	1.6	1.9
15	2.1	2.5
16	2.6	3.1
17	2.5	3.0
Total (US$)	1,684,400,000	2,031,000,000

Table 24-45: Variations in total OPEX costs

TOTAL OPEX COSTS		
Year	PFS values	Alquimia values
	US$/tonnes of total ore	
-3	-	-
-2	3.5	3.1
-1	3.5	3.1
1	11.7	11.8
2	10.7	10.9
3	12.1	12.3
4	13.1	13.6
5	13.0	13.5
6	13.8	14.3
7	14.2	14.4
8	13.8	14.1
9	15.2	15.4
10	16.1	16.1
11	14.8	15.0
12	13.6	13.9
13	12.4	12.4
14	11.4	11.5
15	11.1	11.2
16	12.3	12.5
17	13.6	13.7
Total (US$)	13,747,000,000	13,977,500,000

Table 24-46: Changes in the total OPEX costs between 2012 PFS and 2014 Validation

TOTAL OPEX COSTS					
Years	PFS values	Alquimia values	PFS values	Alquimia values	Variation
	US$		US$/tonnes of total ore		%
(-3-17)	13,747,000,000	13,978,000,000	12.6	12.8	1.7%

From the table above an increase in total OPEX of approximately 1.7% was calculated.

2012 PFS Economic Evaluation Review

The economic evaluation of the Project was estimated according three main values: CAPEX, OPEX and revenues. The initial CAPEX review concluded that the costs were still valid in the current market. However the OPEX costs increased by approximately 1.7%. Revenues increased , since the production plan was validated, only changed due to the changes in the metal prices, now considered as 3.00 US$/lb Cu, 1,300 US$/oz Au and 20 US$/oz Ag. These compare to: Au 1,430 US$/oz Years 1 – 4, 1,200 US$/oz remaining LoM; Cu 2.75 US$/lb LoM; Ag 31.2 US$/oz years 1 – 4, 22.5 US$/oz remaining LoM, used in the 2012 PFS.

Table 24-47 to Table 24-52 presents economic evaluation of the 2012 PFS based on updated costs and revenues.

Table 24-47: 2012 PFS economic evaluation

Year	Revenue MUS$	CAPEX MUS$	OPEX MUS$	Royalty MUS$	Residual value MUS$	Closure plan MUS$	Cash Flow MUS$	Cumulative Cash Flow MUS$
-3	0	969	0	0	0	0	-969	-969
-2	280	2,469	80	9	0	0	-2,278	-3,247
-1	344	1,362	80	11	0	0	-1,109	-4,355
1	1,529	394	817	47	0	0	272	-4,083
2	1,856	157	869	57	0	0	773	-3,311
3	1,761	7	911	54	0	0	791	-2,520
4	1,669	7	898	51	0	0	713	-1,807
5	1,422	41	893	43	0	0	444	-1,362
6	1,670	1	947	51	0	0	671	-692
7	1,644	0	953	50	0	0	641	-51
8	1,997	44	932	61	0	0	959	908
9	1,635	5	917	50	0	0	664	1,572
10	1,445	6	872	44	0	0	522	2,095
11	1,653	25	890	50	0	0	688	2,783
12	1,834	119	855	56	0	0	804	3,587
13	1,030	4	669	31	2	0	328	3,916
14	1,188	35	620	36	0	0	497	4,413
15	1,532	1	606	47	0	0	878	5,291
16	1,906	0	675	58	0	0	1,173	6,464
17	1,286	0	494	39	102	102	753	7,217
Total Value	**27,682**	**5,646**	**13,978**	**845**	**104**	**102**	**7,217**	**N/A**
Present Value	**17,052**	**5,191**	**8,687**	**520**	**41**	**40**	**2,655**	**N/A**

Table 24-48: Alquimia validation of the 2012 PFS economic evaluation changing only the OPEX

Year	Revenue MUS$	CAPEX MUS$	OPEX MUS$	Royalty MUS$	Residual value MUS$	Closure plan MUS$	Cash Flow MUS$	Cumulative Cash Flow MUS$
-3	0	969	0	0	0	0	-969	-969
-2	250	2,469	90	8	0	0	-2,317	-3,286
-1	309	1,362	90	10	0	0	-1,153	-4,439
1	1,456	394	808	45	0	0	209	-4,230
2	1,776	157	855	54	0	0	709	-3,521
3	1,905	7	892	58	0	0	948	-2,573
4	1,806	7	868	55	0	0	876	-1,696
5	1,538	41	859	47	0	0	591	-1,105
6	1,807	1	908	55	0	0	843	-262
7	1,779	0	936	54	0	0	788	526
8	2,162	44	911	66	0	0	1,141	1,667
9	1,769	5	906	54	0	0	805	2,471
10	1,563	6	867	48	0	0	642	3,113
11	1,790	25	877	55	0	0	833	3,946
12	1,985	119	840	61	0	0	965	4,911
13	1,113	4	669	34	2	0	409	5,320
14	1,285	35	618	39	0	0	593	5,913
15	1,658	1	598	51	0	0	1,009	6,922
16	2,062	0	662	63	0	0	1,338	8,260
17	1,392	0	493	42	102	102	856	9,116
Total Value	**29,406**	**5,646**	**13,747**	**899**	**104**	**102**	**9,116**	**N/A**
Present Value	**17,979**	**5,191**	**8,541**	**550**	**41**	**40**	**3,699**	**N/A**

Table 24-49: Alquimia validation of the 2012 PFS economic evaluation changing only the metal prices

Year	Revenue MUS$	CAPEX MUS$	OPEX MUS$	Royalty MUS$	Residual value MUS$	Closure plan MUS$	Cash Flow MUS$	Cumulative Cash Flow MUS$
-3	0	969	0	0	0	0	-969	-969
-2	250	2,469	80	8	0	0	-2,307	-3,276
-1	309	1,362	80	10	0	0	-1,143	-4,419
1	1,456	394	817	45	0	0	201	-4,218
2	1,776	157	869	54	0	0	695	-3,523
3	1,905	7	911	58	0	0	930	-2,593
4	1,806	7	898	55	0	0	846	-1,747
5	1,538	41	893	47	0	0	557	-1,190
6	1,807	1	947	55	0	0	803	-387
7	1,779	0	953	54	0	0	771	385
8	2,162	44	932	66	0	0	1,119	1,504
9	1,769	5	917	54	0	0	794	2,298
10	1,563	6	872	48	0	0	637	2,935
11	1,790	25	890	55	0	0	821	3,756
12	1,985	119	855	61	0	0	950	4,706
13	1,113	4	669	34	2	0	409	5,115
14	1,285	35	620	39	0	0	591	5,706
15	1,658	1	606	51	0	0	1,001	6,706
16	2,062	0	675	63	0	0	1,324	8,031
17	1,392	0	494	42	102	102	855	8,886
Total Value	**29,406**	**5,646**	**13,978**	**899**	**104**	**102**	**8,886**	**N/A**
Present Value	**17,979**	**5,191**	**8,687**	**550**	**41**	**40**	**3,553**	**N/A**

Table 24-50: Alquimia validation of the 2012 PFS economic evaluation changing OPEX and metal prices

Year	Revenue MUS$	CAPEX MUS$	OPEX MUS$	Royalty MUS$	Residual MUS$	Closure MUS$	Cash Flow MUS$	Cumulativ MUS$
-3	0	969	0	0	0	0	-969	-969
-2	250	2,469	80	8	0	0	-2,307	-3,276
-1	309	1,362	80	10	0	0	-1,143	-4,419
1	1,456	394	817	45	0	0	201	-4,218
2	1,776	157	869	54	0	0	695	-3,523
3	1,905	7	911	58	0	0	930	-2,593
4	1,806	7	898	55	0	0	846	-1,747
5	1,538	41	893	47	0	0	557	-1,190
6	1,807	1	947	55	0	0	803	-387
7	1,779	0	953	54	0	0	771	385
8	2,162	44	932	66	0	0	1,119	1,504
9	1,769	5	917	54	0	0	794	2,298
10	1,563	6	872	48	0	0	637	2,935
11	1,790	25	890	55	0	0	821	3,756
12	1,985	119	855	61	0	0	950	4,706
13	1,113	4	669	34	2	0	409	5,115
14	1,285	35	620	39	0	0	591	5,706
15	1,658	1	606	51	0	0	1,001	6,706
16	2,062	0	675	63	0	0	1,324	8,031
17	1,392	0	494	42	102	102	855	8,886
Total Value	**29,406**	**5,646**	**13,978**	**899**	**104**	**102**	**8,886**	**N/A**
Present Value	**17,979**	**5,191**	**8,687**	**550**	**41**	**40**	**3,553**	**N/A**

Table 24-51: Main economic evaluation indicators for 2012 PFS: Alquimia review

Indicators Economic Evaluation		
NPV	3,553	MUS$
IRR	12.6%	
Payback	9.5	Years
NPV / CAPEX	0.68	

Table 24-52: Main economic evaluation indicators in 2012 PFS

Indicators Economic Evaluation		
NPV	2,800	MUS$
IRR	11.5%	
Payback	9.9	Years
NPV / CAPEX	0.54	

From the tables above it can be clearly seen that the NPV value increased. This is mainly due to the changes in the metal prices used.

24.4.6 Conclusions and Recommendations

Validation of the Superpit 2012 PFS indicated that the study and its conclusions are largely valid and any slight differences in market or other conditions between completion of the 2012 PFS and the effective date of this review are within the margin of error expected of a 2012 PFS.

The main conclusions and recommendations of this review study are the following:

- The oxide plant design should consider a leach time of 130 days in order to achieve a gold recovery of 78%
- The increased leach time requires no changes in ADR plant size if an ILS pond is incorporated
- Alquimia does not visualize any changes in relation to the sulphide plant design
- The 2012 PFS initial CAPEX costs look reasonable according to unitary prices and MTO's revision
- The 2012 PFS initial CAPEX costs are maintained as the ILS pond, piping and pumps are marginal extra costs
- The 2012 PFS OPEX was reviewed and minor errors in the calculations were found. Some reagents prices were updated and were added extra energy consumption related to the extra pumps demand for water supply. These changes produced an increment of about 1.7% of the total OPEX costs
- The metal prices were updated and a new economic evaluation was estimated. This new evaluation generated new indicators; a revised PFS NPV value of 3,553 MUS$ compared with 2,800 MUS$ of the original 2012 PFS.

25 INTERPRETATIONS AND CONCLUSIONS

Certain information and statements contained in this Technical Report are "forward-looking" in nature. Forward-looking statements include, but are not limited to, statements with respect to the potential economic and feasibility parameters of the Caspiche Project; the cost and timing of the potential development of the project; the proposed mine plan and mining method, stripping ratio, processing method and rates and production rates; grades; projected metallurgical recovery rates; infrastructure, capital, operating and sustaining costs; the projected life of mine and other expected attributes of the Caspiche Project; the net present value (NPV) and internal rate of return (IRR) and payback period of capital; cash costs and all-in sustaining costs; the success and continuation of exploration activities; estimates of mineral Resources; the future price of copper, gold and silver; availability of power and water; the timing of environmental assessment process; government regulations and permitting timelines; estimates of reclamation obligations that may be assumed; requirements for additional capital; environmental risks; and general business and economic conditions.

Forward-looking information statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the PEA and economic parameters discussed herein not being realized; decrease in future gold, silver and copper prices; cost of labour, supplies, fuel and equipment rising; actual results of current exploration; location and availability of power and water; adverse changes in project parameters; discrepancies between actual and estimated production, Mineral Resources and recoveries; exchange rate fluctuations; delays in costs inherent in consulting and accommodating rights of indigenous groups; title risks; regulatory risks and political or economic developments in Chile; changes to tax rates; risks and uncertainties with respect to obtaining necessary surface rights and permits or delays in obtaining same, risks associated with maintaining and renewing permits and complying with permitting requirements; and other risks involved in the exploration and development industry; as well as those risk factors discussed elsewhere in this report.

25.1 Strengths, Weaknesses, Opportunities and Threats

As the Technical Report is at Preliminary Economic Assessment level it is difficult to define specific strengths, weaknesses, opportunities and threats (SWOT) to the individual options considered. The options are largely similar in mining method and process route and as such the SWOT analyses presented in the following sections can be applied to each option. Should the

project be developed further then a more detailed analysis of the SWOT's for the options selected can be completed with a greater degree of available information.

The SWOT's presented in the following sections have been separated into distinct development areas where applicable.

25.1.1 General

Strengths

- Chile is an investment grade jurisdiction with Fitch rating of A+ and Moody´s Aa3 with stable outlook
- Mining friendly culture
- Defined transparent processes for permitting
- Comprehensive mining support services within the country
- Opportunity to develop the project in a staged manner
- Project benefits from various options and scalability.

Weaknesses

- Personnel availability, at all levels, as other projects start up
- Agreements with local stakeholders are not yet in place.

Opportunities

- Project will be designed to meet international and ISO standards
- Access to new and emerging technologies and infrastructure
- Sign up to International Cyanide Management Code: improved community perceptions of cyanide transport, handling and use.

Threats

- Potential increases in corporate tax rates
- Overall water supply in the region and country.

25.1.2 Geology

Strengths

- Mineral Resources are well defined for conversion to reserves
- Continuous mineralization with minimal grade variability
- Relatively clean contact zone between oxide and sulphide mineralization. Minimal transitional material to be processed.

Weaknesses

- Less geotechnical information available at depth in the pit and underground areas due to lower drill density.

Opportunities

- Further exploration upside in areas surrounding Caspiche
- Resource potential within the Caspiche Epithermals.

Threats

- Availability of equipment and personnel to develop exploration plans in a timely manner.

25.1.3 Mine

Weaknesses

- Further geotechnical studies need to be developed for the underground mine
- Unforeseeable conditions could develop requiring adjustments to the mine plan that may impact the production profile
- The location and design of waste and ore stockpiles needs to be further assessed
- Further studies need to consider initial training period
- Rheology and strengths tests need to be completed using Caspiche tailings to determine backfilling properties.

Opportunities

- Review new mining technologies such as intensive blasting, which may reduce downstream processing costs

- Mine fleet optimization studies and mine scheduling may be further developed in order to improve equipment matching and plant scheduling
- Investigate the use of contractors for the open pit mining and the underground development
- Investigate the MacNeill recoveries behaviour to include this material in the production plan
- Investigate the transition-sulphides limit including recovery tests for the transition material
- Mining recovery for underground options may be increased using remote control LHD´s avoiding drawpoints in the production levels.

25.1.4 Recovery

Strengths

- Oxide mineralization has simple metallurgy and good recovery
- In general oxidized and sulphide mineralization has comparatively low rock hardness and abrasiveness
- Proven technologies exist for recovery of both oxide and sulphide mineralization
- Good sedimentation properties for all products
- Compact plant design footprint
- Filtered tailings deposition increases stability and reduces potential for infiltration.

Weaknesses

- Oxide mineralization ROM size distribution requires further evaluation as feed size to the plant may impact recovery and throughput
- Arsenic treatment and disposal in the sulphide mineralization needs further test work
- Geometallurgical studies are required to improve the understanding of mineral units within the sulphide zone
- Wider grinding test variability is needed to clearly define optimum grind size for concentrator
- Gold recovery from the sulphide mineralization scavenger tails needs to be evaluated further to determine the optimum recovery process

- Recovery algorithms should be developed for optimization of sulphide mineralization recovery based on the findings of additional test work and completion of a more detailed geometallurgical model.

Opportunities

- Further flotation test work with finer grinding product may improve overall gold and copper recoveries as a result of increasing liberation
- Use of intensive blasting and mine to mill technologies may reduce capital and operating costs.

Threats

- Assay composites completed to date may not accurately identify geological units and corresponding recovery rates; individual samples from each geological unit should be tested to improve this correlation.

25.1.5 Infrastructure

Strengths

- Access; close to regional road system
- Power availability; improvements in power supply and transmission network as part of ongoing national improvements to be completed in 2017.

Weaknesses

- Port facilities; agreement should be reached with port operators as currently there are few public ports in the area. This may change as new port approvals are granted
- Water catchment area exploration required to discover and confirm availability of sufficient water source

Opportunities

- Lower power costs as additional generation capacity comes on stream in time for project development and implementation of new government policies designed to reduce energy cost
- Infrastructure sharing with neighbouring operations
- Improved access to support infrastructure for local stakeholders.

Threats

- Potential restrictions on water supply and /or water extraction rights.

25.1.6 Marketing

Strengths

- No penalties are expected on the sale of calcined concentrate
- High precious metals content in concentrate could make the product more attractive to the market
- Doré market competitive and without issues.

Weaknesses

- Additional costs involved to remove arsenic and antimony from the concentrate.

Opportunities

- Longer term market demand may drive prices higher than those used in the study evaluation
- Potential to market smaller lots of uncalcined copper concentrate and pay a smelter penalty which may reduce capital and operating costs for the roaster plant.

Threats

- Short term smelter capacity shortfalls
- Potential for reduced smelter tolerance levels for penalty elements in concentrate.

25.1.7 Environmental

Strengths

- Significant baseline data collected
- No permanent settlements or residents in the immediate area.

Weaknesses

- Increased traffic density within the area will require mitigation

- Mitigation against potential changes in downstream water quality
- Acid rock drainage for waste rock needs further characterization.

Opportunities

- Build on good indigenous community relations and work with local community to develop a sustainable project and community relations plan
- Incorporation of additional local infrastructure which will benefit the community
- Increased community employment, training and education opportunities.

Threats

- Perception of cyanide use and arsenic treatment.

25.2 Conclusions

- The study involved the evaluation of the economic potential of developing three primary and two secondary options, as follows:
  - **Option 1:** 30 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching
  - **Option 2:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
  - **Option 3:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd **underground** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
  - **Option 4:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd **open pit** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
  - **Option 5:** 27 ktpd **underground** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular form these options can be shown as follows:

Table 25-1: Options Summary

Option	Oxide heapleach 30ktpd	Oxide Heapleach 60ktpd	Sulphide Open Pit 27 ktpd	Sulphide Open Pit 12 ktpd	Sulphide Underground 27 ktpd
Option 1	YES				
Option 2		YES	YES		
Option 3		YES			YES
Option 4		YES		YES	
Option 5					YES

- No fatal flaws were identified during the course of the Caspiche Project Preliminary Economic assessment. The recommendations are largely based on normal metallurgical and other development test work which would be part of project development

- The conclusion of the pit optimization stage suggested design of a series of practical phases and final pit for each option.

  - **Option 1**: The ultimate pit has been divided in 4 phases. This option contains 107 Mt of mineralized material at an average head grade of 0.44 g/t Au and 1.58 g/t Ag

  - **Option 2:** The ultimate pit has been divided in 4 phases for the initial oxide production and 3 phases for the extended pit including sulphide production. This option contains 143 Mt of mineralized oxide material at an average head grade of 0.38g/t Au and 1.54 g/t Ag and 207 Mt of mineralized sulphide material at an average head grade of 0.55 g/t Au, 1.12 g/t Ag and 0.20% Cu

  - **Option 3:** The ultimate pit has been divided in 4 phases for the initial oxide production. Underground planning indicates 25 levels with stopes of 30 m x 40 m x 50 m. This option contains 110 Mt of mineralized oxide material at an average head grade of 0.42 g/t Au, 1.62 g/t Ag and 351 Mt of sulphide mineralized material at an average head grade of 0.83 g/t Au, 1.45 g/t Ag and 0.35% Cu.

  - **Option 4:** The ultimate pit has been divided in 4 phases for the initial oxide production and 1 phase for the extended pit including sulphide production. This option contains 131 Mt of mineralized oxide material at an average head grade of 0.40 g/t Au and 1.55 g/t Ag and 59 Mt of mineralized sulphide material at an average head grade of 0.76 g/t Au, 1.18 g/t Ag and 0.27% Cu.

  - **Option 5:** Underground planning indicates 25 levels with stopes of 30 m x 40 m x 50 m. This option contains 351 Mt of sulphide mineralized material at an average head grade of 0.83 g/t Au, 1.45 g/t Ag and 0.35% Cu.

- The mine plan is appropriate to the mineralization and adequately reflects the deposit type, dimensions and host rock characterization

- The mining inventory is based on Measured and Indicated resources however this is a preliminary economic assessment and no studies have been completed for the conceptual mining options and hence probable mineral reserve cannot be classified under NI 43-101 guidelines.

Table 25-2 summarizes metal production for the five options.

Table 25-2: Metal Production

Item	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
Mined Mineral	Mt	107	254	460	192	351
Au	Moz	1.24	3.50	8.30	2.43	7.13
Ag	Moz	2.21	5.80	14.40	4.30	12.10
Cu	Mlb	-	575	2,380	313	2,380
Cu_2S	t	-	3,700	15,100	3,500	15,100
Sulphuric Acid	Mt	-	0.32	1.30	0.18	1.30
Au Equivalent[59]	Moz	1.27	4.90	14.20	3.24	12.80
Cu Equivalent[60]	Mlb	-	2,123	6,143	1,402	5,549
Revenues	**US$ M**	**1,640**	**5,980**	**16,730**	**3,850**	**15,100**

Summaries of the Capital and Operating Costs for the five options are presented in Table 25-3 and Table 25-4.

[59] Gold equivalent oz (AuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). AuEq (oz) = [Au Production (oz)] + [Ag Production (oz) * Ag Price (US$/oz) / Ag Price (US$/oz)] + [Cu Production (lb) * 2204 * Cu Price (US$/lb) / Au Price (US$/oz)]. Recoveries are adjusted based on metallurgical characteristic of the resource.

[60] Copper equivalent lb (CuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). CuEq lb = [Cu Production (lb)] + [Au Production (oz) * Au Price (US$/oz) / Cu Price (US$/lb)] + [Ag Production (oz) * Ag Price (US$/oz) / Cu Price (US$/lb)]. Recoveries are adjusted based on metallurgical characteristic of the resource.

Table 25-3: Capital Costs Estimate

Area	Option 1 US$ M	Option 2 US$ M	Option 3 US$ M	Option 4 US$ M	Option 5 US$ M
Mine (Direct Costs + Indirect Costs)					
Open Pit Mine	42	105	54	78	0
Underground Mine	0	0	638	0	637
Total Mine	**42**	**105**	**692**	**78**	**637**
Process Plant (Direct Costs + Indirect Costs)					
Oxide Plant	243	360	334	350	0
Sulphide Plant	0	627	624	317	636
Total Plant	**243**	**987**	**958**	**667**	**636**
Contingency	**59**	**206**	**319**	**159**	**234**
Total	**344**	**1,297**	**1,968**	**903**	**1,507**

Table 25-4: Operating Costs Estimate

Area	Option 1 (LOM)		Option 2 (LOM)		Option 3 (LOM)		Option 4 (LOM)		Option 5 (LOM)	
	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t
Mine										
Open Pit Mine	333	3.1	1,250	4.9	314	2.9	685	3.6	0	0.0
Underground Mine	0	0.0	0	0.0	4,877	13.9	0	0.0	4,877	13.9
Total Mine	**333**	**3.1**	**1,250**	**4.9**	**5,191**	**16.8**	**685**	**3.6**	**4,877**	**13.9**
Process Plant										
Oxide Plant	361	3.4	394	2.8	298	2.7	358	2.7	0	0.0
Sulphide Plant	0	0.0	749	6.7	3,706	10.6	394	6.5	3,712	10.6
Total Plant	**361**	**3.4**	**1,143**	**9.5**	**4,004**	**13.3**	**752**	**9.2**	**3,712**	**10.6**
Total	**694**	**6.5**	**2,393**	**14.4**	**9,195**	**30.1**	**1,437**	**12.8**	**8,589**	**24.5**

US$/t: Costs per tonne processed

- The financial analysis indicated that all options for the project had a net positive cash flow and an acceptable internal rate of return and indicates the potential for developing Caspiche. Table 25-5 shows a summary of the economic indicators pre and after tax.

Table 25-5: Economic Evaluation Summary

Indicator	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
Pre-tax Indicators						
NPV @ 5%	US$ M	355	967	1,636	738	1,305
IRR	%	34.7%	27.2%	20.0%	30.7%	15.6%
Payback Period	years	3.4	6.1	7.7	4.6	9.8
After-tax Indicators - 20% Tax Rate						
NPV @ 5%	US$ M	279	737	1,271	575	985
IRR	%	30.2%	22.7%	17.6%	26.1%	13.8%
Payback Period	years	3.5	6.6	8.0	5.5	10.2
After-tax Indicators - 35% Tax Rate						
NPV @ 5%	US$ M	218	587	1,042	469	811
IRR	%	26.3%	22.9%	16.2%	23.6%	12.8%
Payback Period	years	3.6	7.8	8.1	5.9	10.3

This PEA is preliminary in nature; there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability

- Opex and Capex determined for the project options represent those expected for a project of this type exhibiting average characteristics of ore abrasiveness and hardness; grades and rock type characterizations as indicated in the geological section. Operating costs were generated from first principles and benchmarked against other operations. Capital costs were based on referential quotations, database information and were also benchmarked against similar operations

- Additional metallurgical studies at pilot plant level on oxide and sulphide mineralization are needed to optimize recovery and equipment selection

- In the event that further studies conclude that the Caspiche project be advanced and a decision is made to advance to construction, Exeter will require an approved environmental impact study which will require additional baseline studies. Such additional base line studies required to support the impact study should be initiated as soon as possible

- Additional geotechnical and hydrological studies are required particularly to model surface water flows into the Vegas or seasonal creeks.

25.3 2012 Prefeasibility Study Review

In 2012, Exeter completed a prefeasibility study which considered the development as base case of a large open pit operation feeding a concentrator and roaster complex. [61] As part of this PEA, the 2012 PFS was revised and it is the opinion of the authors that the considerations and conclusions made in the 2012 PFS are still valid. The 2012 PFS validation and basis of this opinion is detailed in Section 24 of this Technical Report. In addition, for ease of reference, the sections of the 2012 PFS pertaining to the selected Super Pit option have been reproduced in the relevant sections of this Technical Report.

The PFS identified the following additional Strengths, Weaknesses, Opportunities and Threats which were not considered in this PEA.

25.3.1 Risks

- Project development critical path runs through the permitting process, baseline studies and water supply evaluation need to be comprehensive to ensure permitting approval schedule is kept to minimum
- Calcination of concentrate as part of arsenic removal may require community awareness management.

25.3.2 Opportunities

- Recent metallurgical and material characterization testwork has indicated the potential to economically process lower grade material using optimized process routes, such as high pressure grinding rolls (HPGR), to increase the metals recovery and reduce Capex and Opex.

25.4 2012 PFS Conclusions

As stated previously in this section, and in more detail in Section 24, on review of the 2012 PFS the PEA authors determined that the proposed Super pit was a viable alternative route for the potential development of the Caspiche project. As such the conclusions reached in the 2012 PFS are still valid.

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[61] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

The conclusions reached in the 2012 PFS can be summarized as follows:

- No fatal flaws were identified during the course of the 2012 PFS study or the review thereof as part of the PEA. The recommendations are largely based on normal metallurgical and other development testwork which would be part of project development

- The financial analysis indicated that the proposed Super pit development reflected net positive cash flow and internal rate of return which could support the progression to a mine development decision

- Opex and Capex used for the project represents those expected for a project of this type exhibiting average characteristics of ore abrasiveness and hardness; grades and rock type characterizations as indicated in the geological section. Operating costs were generated from first principles and bench marked against other operations and capital costs were based on receipt of approximately 40% of equipment costs, database information and were also benchmarked against similar operations

- The mine plan is appropriate to the mineralization and adequately reflects the deposit type, dimensions and host rock characterization

- In the event that a decision was made to advance the project to construction, Exeter will require an approved environmental impact study which will require additional baseline studies. Such additional baseline studies required to support the impact study should be initiated as soon as possible

- Additional geotechnical and hydrological studies are required particularly to model surface water flows into the Vegas or seasonal creeks

- The conclusion of the pit optimization stage suggested design a series of practical phases and final pit for each option. The ultimate pit has been divided into 10 phases in the Super Pit option based on optimized nested pit shell guidance, copper grade, gold grade, stripping ratio and the ability to access the pit.

- In general, the contained resources in the pit design are composed of three ore types: oxide, low copper sulphide material named MacNeill and sulphide ore. For the Super Pit the contained oxide resource is similar: 130 Mt of ore with average gold and silver head grades of 0.36 g/t and 1.59 g/t, respectively. MacNeill ore is slightly different totalling 84 Mt of ore with average gold and silver head grades of 0.50 g/t and 1.05 g/t, respectively for the Super Pit.

- The Super Pit option contains 893 Mt of sulphide ore with average gold, copper and silver head grades of 0.58 g/t, 0.24% and 1.13 g/t, respectively.

26 RECOMMENDATIONS

At this level of study the recommendations made are general as further evaluation needs to be made on the specific options as they are developed.

26.1 General Project Recommendations

- Trade-off studies should be completed on the PEA options prior to determining which option could be carried forward to Prefeasibility Study level (2012)
- Evaluate further options for transport to port and concentrate treatment to remove arsenic in trade-off studies prior to initiating further studies
- Water supply studies and negotiations and land acquisition should be advanced.

Recommendations pertaining to mine and process plant are noted below in more detail.

26.2 Mining Recommendations

Recommendations in the mine area are:

- Mine fleet optimization studies and mine scheduling may be further developed in order to improve equipment matching and plant scheduling
- Main risks in the underground mine are related to geotechnical conditions that may be encountered during development and production. Further geotechnical studies should be advanced
- The current conceptual study extraction sequence for the underground mine in the Sulphides Standalone Project (option 5) and the Combined Project (option 3), has not yet been evaluated for overall geotechnical stability. Unstable conditions could be encountered with the proposed mine plan hence requiring adjustments to the mine plan that may impact on the production profile
- The location and design of waste and ore stockpiles needs to be further assessed
- Investigate the use of contractors for the open pit mining and the underground developments
- Further studies need to consider initial training period requirements
- Investigate the recovery characteristics of the McNeill mineralization and determine its economic viability

- Further Investigate metallurgical characteristics of the transition zone material and its physical limits
- Rheology and strength tests need to be included using Caspiche tailings to determine backfilling properties
- Mining recovery in the underground may be increased using remote control LHD´s avoiding drawpoints in the production levels.

26.3 Process Recommendations

- Define, with new flotation tests, the optimum primary grinding and regrind sizes, by each type of mineral
- Confirm grindability indices with representative samples
- Improve upon the current metallurgical data with new tests, in order to generate a geo-metallurgical model, which takes into account recovery variability of different rock units
- Further test work on the treatment of the cleaner scavenger tails (flotation, CIL, SART) is recommended
- Perform standardized tests for process equipment design.

26.4 Estimated Budget to next phase

In order to the develop the project to the next phase Alquimia estimate the following budget as presented in Table 26-1 is required. This budget is included within the owners' costs used in the financial analyses of the options considered. This budget is general and will vary depending on the final option selected, i.e. there is no need for condemnation drilling if the oxide standalone option is selected.

Table 26-1: Estimated Budget

Task	Estimated Budget $MUS
Condemnation drilling	5
Water rights and Exploration	2
Engineering Studies	5
Environmental Baseline and Permitting	4
Permits and concession payments	2
Head office costs	3
Total	**21**

26.5 2012 PFS Review Recommendations

As part of this Preliminary Economic Assessment, the Prefeasibility study ("PFS") completed by Exeter in 2012 was reviewed.[62] It is the PEA authors opinion that the recommendations made in the 2012 PFS are still valid and that the large scale open pit (Super Pit) development of the Caspiche project remains a viable alternative potential development path. A summary of the principal recommendations for the 2012 PFS is as follows:

- When all additional metallurgical and other testwork has been completed, a trade off evaluation should be conducted to confirm that the considerations used in selecting the Super Pit option as the preferred option are still valid and that it is the option to develop to feasibility study (FS) level
- Evaluate further options for transport to port and concentrate treatment to remove arsenic in trade off studies prior to initiating detailed feasibility studies
- Additional metallurgical studies regarding material characterization and metals recovery should be completed, which may provide further input into process plant design and optimization
- Mine fleet optimization studies and mine scheduling can be further developed in order to improve mine scheduling and also plant and equipment matching
- Development of a hydrogeological model should be advanced. Whilst on the surface the project area is dry, there exists the potential of disrupting the flow of water, either by operations or installation of infrastructure, into the vegas (or shallow wetlands) used by the local nomadic community
- Further geotechnical modelling in areas of high rotational force equipment such as mills and crushers and high load areas such as tailings dams and waste dumps should be initiated.

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[62] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

27 REFERENCES

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Sillitoe, R.H., McKee, E.H., and Vila, T., 1991, Reconnaissance K-Ar geochronology of the Maricunga gold-silver belt, northern Chile: Economic Geology, v. 86, p. 1261– 1270.

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ALQUIMIA

exeter RESOURCE CORPORATION

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